UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. June 1, 2021.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the three months ended March 31, 2021, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on May 19, 2021.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of and for the periods ended

March 31, 2021

Sociedad Químicay Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Interim Statements of Financial Position
-	Consolidated Interim Statements of Income

-	Consolidated Interim Statements of Comprehensive Income

-	Consolidated Interim Statements of Cash Flows

-	Consolidated Interim Statements of Changes in Equity

-	Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements March 31, 2021

Table of Contents –Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements March 31, 2021

Notes to the Consolidated Interim Financial Statements March 31, 2021

Notes to the Consolidated Interim Financial Statements March 31, 2021

Notes to the Consolidated Interim Financial Statements March 31, 2021

Notes to the Consolidated Interim Financial Statements March 31, 2021

Consolidated Interim Classified Statements of Financial Position

ASSETS	Note N°	As of March 31, 2021 (Unaudited)	As of December 31, 2020 (Audited)
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	537,538	509,102
Other current financial assets	13.1	303,761	348,069
Other current non-financial assets	17	67,500	57,399
Trade and other receivables, current	13.2	449,720	365,206
Trade receivables due from related parties, current	12.5	55,735	62,601
Current inventories	11	1,069,894	1,093,028
Current tax assets	28.1	152,448	132,224
Total current assets other than those classified as held for sale or disposal		2,636,596	2,567,629
Non-current assets or groups of assets classified as held for sale		656	1,629
Total non-current assets held for sale		656	1,629
Total current assets		2,637,252	2,569,258

Non-current assets
Other non-current financial assets	13.1	33,822	51,925
Other non-current non-financial assets	17	22,310	22,042
Trade receivables, non-current	13.2	11,445	11,165
Investments classified using the equity method of accounting	8.1-9.3	82,996	85,993
Intangible assets other than goodwill	15.1	177,613	178,407
Goodwill	15.1	41,966	41,966
Property, plant and equipment net	16.1	1,747,617	1,737,319
Right-of-use assets	15.1	38,177	30,024
Tax assets, non-current	28.1	90,364	90,364
Total non-current assets		2,246,310	2,249,205
Total assets		4,883,562	4,818,463

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of March 31, 2021 (Unaudited)	As of December 31, 2020 (Audited)
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	47,232	68,955
Lease liabilities, current	14.2	7,349	5,528
Trade and other payables, current	13.5	193,627	203,933
Trade payables due to related parties, current	12.6	-	606
Other current provisions	19.1	101,393	104,166
Current tax liabilities	28.2	24,605	22,643
Provisions for employee benefits, current	18.1	6,490	9,096
Other current non-financial liabilities	19.3	133,900	60,955
Total current liabilities		514,596	475,882
Non-current liabilities
Other non-current financial liabilities	13.4	1,887,878	1,899,513
Lease liabilities, non-current	14.2	32,006	25,546
Trade and other payables, non-current	13.5	5,487	4,027
Other non-current provisions	19.1	54,085	62,617
Deferred tax liabilities	28.3	171,927	156,101
Provisions for employee benefits, non-current	18.1	29,283	32,199
Total non-current liabilities		2,180,666	2,180,003
Total liabilities		2,695,262	2,655,885

Equity
Equity attributable to owners of the Parent	20
Share capital		479,821	477,386
Retained earnings		1,661,732	1,638,267
Other reserves		6,898	7,432
Equity attributable to owners of the Parent		2,148,451	2,123,085
Non-controlling interests		39,849	39,493
Total equity		2,188,300	2,162,578
Total liabilities and equity		4,883,562	4,818,463

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Consolidated Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note N°	For the period from January to March of the year
		2021	2020
		ThUS$	ThUS$
Revenue	24.1	528,477	392,037
Cost of sales	24.2	(391,834)	(284,292)
Gross profit		136,643	107,745
Other income	24.3	2,768	2,243
Administrative expenses	24.4	(24,635)	(24,533)
Other expenses	24.5	(1,098)	(4,527)
Impairment of financial assets and reversal of impairment losses	24.7	1,240	1,769
Other gains	24.6	4	699
Profit from operating activities		114,922	83,396
Finance income	24.10	799	6,761
Finance costs	16-24.9	(19,920)	(23,067)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	2,239	1,618
Foreign currency translation differences	26	(2,326)	(2,661)
Profit before taxes		95,714	66,047
Income tax expense	28.3	(26,000)	(20,592)
Profit net		69,714	45,455
Profit attributable to:
Profit attributable to Owners of the Parent		67,972	44,987
Profit attributable to Non-controlling interests		1,742	468
		69,714	45,455

Earnings per share	Note N°	For the period from January to March of the year
		2021	2020
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		0.2582	0.1709
Diluted common shares
Basic earnings per share (US$ per share)		0.2582	0.1709

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Consolidated Statements of Comprehensive Income (Unaudited)

	For the period from January to March of the year
	2021	2020
Consolidated Statements of Comprehensive Income	ThUS$	ThUS$
Profit net	69,714	45,455
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Gains (losses) from measurements of defined benefit plans	3,231	(280)
Gains (losses) from financial assets measured irrevocably at fair value through other comprehensive income	3,812	(1,994)
Total other comprehensive income (loss) that will not be reclassified to profit for the year, before taxes	7,043	(2,274)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange gains (losses)	1,551	(6,455)
(Losses) gains from cash flow hedges	2,882	(18,440)
Total other comprehensive income that will be reclassified to profit for the year	4,433	(24,895)
Other items of other comprehensive income, before taxes	11,476	(27,169)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year

Income taxes relating to measurement of defined benefit pension plans through other comprehensive income	(866)	538
Benefit (income tax) relating to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	(471)	78
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(1,337)	616
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax benefit (expense) related to (losses) gains from cash flow hedges	(778)	4,979
Total income tax relating to components of other comprehensive income that will be reclassified to profit for the year	(778)	4,979

Total other comprehensive income	9,361	(21,574)
Total comprehensive income	79,075	23,881
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	77,254	22,973
Comprehensive income attributable to non-controlling interest	1,821	908
	79,075	23,881

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to March of the year
		2021	2020
Consolidated Interim Statements of Cash Flows	Note N°	ThUS$	ThUS$
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Cash receipts from sales of goods and rendering of services		490,959	466,548
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		689	1,051
Cash receipts derived from sub-leases		57	58
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(419,961)	(435,610)
Cash payments relating to variable leases		(146)	(36)
Other payments related to operating activities		(4,319)	(8,536)
Net cash generated from operating activities		67,279	23,475
Dividends received		-	3,078
Interest paid		(23,092)	(11,694)
Interest paid on lease liabilities		1,143	5,191
Interest received		(353)	(341)
Income taxes paid		(27,353)	(39,580)
Other cash inflows (1)		16,508	33,858
Net cash generated from operating activities		34,132	13,987

Cash flows from (used in) investing activities
Proceeds from the sale of equity instruments		10,123	-
Proceeds from the sale of property, plant and equipment		-	23
Other payments to acquire interest in joint ventures		-	(1,432)
Acquisition of property, plant and equipment		(66,711)	(74,026)
Proceeds from sales of intangible assets		2,025	78
Proceeds (payments) related to futures, forward options and swap contracts		3,343	(576)
Purchases of intangible assets		-	446
Loans to related parties		15,000	-
Cash flows Proceeds from the sale of non-controlling interests		8,340	-
Other cash inflows (outflows) (2)		31,921	(181,760)
Cash flow from (used in) investing activities		4,041	(257,247)

(1) Other inflows of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to March of the year
		2021	2020
Consolidated Statements of Cash Flows	Note N°	ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(1,935)	(2,001)
Proceeds from long-term loans		-	400,000
Repayment of borrowings		(7,055)	(7,506)
Capital increase		2,435	-
Net cash generated (used in) from financing activities		(6,555)	390,493

Net Increase in cash and cash equivalents before the effect of changes in the exchange rate		31,618	147,233
Effects of exchange rate fluctuations on cash and cash equivalents		(3,182)	(8,164)
Increase in cash and cash equivalents		28,436	139,069
Cash and cash equivalents at beginning of period		509,102	588,530
Cash and cash equivalents at end of period	10	537,538	727,599

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Consolidated Statements of Changes in Equity (Unaudited)

	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
Consolidated Statements of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2021	477,386	(11,569)	4,491	6,872	(8,680)	16,318	7,432	1,638,267	2,123,085	39,493	2,162,578
Net profit	-	-	-	-	-	-	-	67,972	67,972	1,742	69,714
Other comprehensive income	-	1,492	2,104	3,341	2,345	-	9,282	-	9,282	79	9,361
Comprehensive income	-	1,492	2,104	3,341	2,345	-	9,282	67,972	77,254	1,821	79,075
Sale of equity instruments irrevocably recognized in OCI	-	-	-	(9,764)	-	-	(9,764)	9,764	-	-	-
Dividends (1)	-	-	-	-	-	-	-	(54,378)	(54,378)	(1,465)	(55,843)
Capital increases	2,435	-	-	-	-	-	-	-	2,435	-	2,435
Other increases (decreases) in equity	-	-	-	-	-	(52)	(52)	107	55	-	55
Total changes in equity	2,435	1,492	2,104	(6,423)	2,345	(52)	(534)	23,465	25,366	356	25,722
Equity as of March 31, 2021	479,821	(10,077)	6,595	449	(6,335)	16,266	6,898	1,661,732	2,148,451	39,849	2,188,300

	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
Consolidated Statements of Changes in Equity	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2020	47 7,386	(25,745)	7,196	(270)	(9,490)	14,086	(14,223)	1,623,104	2,086,267	48,205	2,134,472
Net Profit	-	-	-	-	-	-	-	44,987	44,987	468	45,455
Other comprehensive income	-	(6,879)	(13,461)	(1,456)	(218)	-	(22,014)	-	(22,014)	440	(21,574)
Comprehensive income	-	(6,879)	(13,461)	(1,456)	(218)	-	(22,014)	44,987	22,973	908	23,881
Dividends (1)	-	-	-	-	-	-	-	(44,987)	(44,987)	(2,252)	(47,239)
Other increases (decreases) in equity	-	-	-	-	-	1,608	1,608	-	1,608	(2,279)	(671)
Total changes in equity	-	(6,879)	(13,461)	(1,456)	(218)	1,608	(20,406)	-	(20,406)	(3,623)	(24,029)
Equity as of March 31, 2020	477,386	(32,624)	(6,265)	(1,726)	(9,708)	15,694	(34,629)	1,623,104	2,065,861	44,582	2,110,443

(1)	See Note 20.6

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Glossary

The Following capitalized terms un these notes will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“EIEP’’ Passive foreign investment company;

“United States” United States of America;

“FNE’’ Chilean National Economic Prosecutor's Office;

“Management’’ the Company’s management;

"SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

Notes to the Consolidated Interim Financial Statements March 31, 2021

“IFRIC’’ International Financial Reporting Interpretations Committee;

“IPC” Consumer Price Index;

“IRS” interest rate swap;

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law'' Ley 18,046 on corporations;

“ThUS$'' thousands of Dollars;

“MUS$'' millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standard;

“ILO” International Labour Organization;

“WHO” World Health Organization;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“SII” Chilean Internal Revenue Service;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SQM Industrial’’ SQM Industrial S.A.;

“SQM NA’’ SQM North America Corporation;

“SQM Nitratos’’ SQM Nitratos S.A.;

“SQM Potasio’’ SQM Potasio S.A.;

“SQM Salar’’ SQM Salar S.A.;

“Tianqi’’ Tianqi Lithium Corporation; and

“UF’’ Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

“WACC’’ Weighted Average Cost of Capital.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation founded under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-               1700 (Mining)

-               2200 (Chemical products)

-               1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a)	Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b)	Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c)	Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements March 31, 2021

(d)	Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e)	Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f)	Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce. Mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

(a)	Employees

As of March 31, 2021, and 2020, the workforce was as follows:

	As of March 31, 2021			As of December 31, 2020
Employees	SQM S.A.	other subsidiaries	Total	SQM S.A.	other subsidiaries	Total
Executives	31	88	119	30	85	115
Professionals	101	1,170	1,271	94	1,156	1,250
Technicians and operators	263	3,343	3,606	267	3,310	3,577
Foreign employees	17	456	473	17	548	565
Overall total	412	5,057	5,469	408	5,099	5,507

Notes to the Consolidated Interim Financial Statements March 31, 2021

(b)	Main shareholders

As of March 31, 2021, there were 1,510 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of March 31, 2021 and 2020, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of March 31, 2021	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.76%
The Bank of New York Mellon, ADRs	-	-	54,616,273	45.35%	20.75%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,989,231	31.50%	1,222,971	1.02%	17.55%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Banco de Chile via State Street	1,290	0.00%	7,239,451	6.01%	2.75%
Euroamerica C de B S. A.	-	-	7,237,134	6.01%	2.75%
Banco Santander via foreign investor accounts	-	-	6,922,609	5.75%	2.63%
Banco de Chile non-resident third party accounts	-	-	5,121,957	4.25%	1.95%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Banchile Corredora de Bolsa S. A.	410,894	0.29%	2,302,178	1.91%	1.03%
AFP Habitat S.A. for Pension Fund C	-	-	2,275,556	1.89%	0.86%

Notes to the Consolidated Interim Financial Statements March 31, 2021

Shareholders as of December 31, 2020	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA (1)	62,556,568	43.80%	-	-	23.77%
The Bank of New York Mellon, ADRs	-	-	50,792,452	42.19%	19.30%
Sociedad de Inversiones Pampa Calichera S.A. (2)	44,894,152	31.43%	922,971	0.77%	17.41%
Potasios de Chile S.A.	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada	8,798,539	6.16%	-	-	3.34%
Euroamerica C de B S. A.	1,418	-	8,788,517	7.30%	3.34%
Banco Santander via foreign investor accounts	-	-	7,294,827	6.06%	2.77%
Banco de Chile via State Street	-	-	6,971,782	5.79%	2.65%
Banco de Chile non-resident third party accounts	-	-	6,129,339	5.09%	2.33%
Inversiones la Esperanza de Chile Limitada	4,147,263	2.90%	46,500	0.04%	1.59%
Banchile Corredora de Bolsa S. A.	459,202	0.32%	2,426,758	2.02%	1.10%
Banco de Chile on behalf of Citibank NA New York customers	177,463	0.12%	1,732,249	1.44%	0.73%

(1) As reported by DCV, which records the Company's shareholders' register as of March 31, 2021 and December 31, 2020, Inversiones TLC SpA, a subsidiary of Tianqi, is the direct owner of 62,556,568 shares of The Company equivalent to 23.77% of SQM’s shares. Through Tianqi’s subsidiaries it owns 5,516,772 Series B SQM shares as reported by Inversiones TLC Spa. So as of March 31, 2021, Tianqi owns 25.86% of SQM's total Series A and B shares.

(2) as of March 31, 2021, Sociedad de Inversiones Pampa Calichera S.A. has 52,330,280 Series A and B shares; 6,118,078 Series B shares are held by different brokers. As of December 31, 2020, Sociedad de Inversiones Pampa Calichera S.A. has 57,235,201 Series A and B shares; 11,418,078 Series B shares are held by different brokers.

1.6	Covid-19

In January 2020, the WHO deemed COVID-19 a global pandemic. In March 2020, the Chilean Ministry of Health declared a nationwide State of Emergency. As a precaution, our management has implemented several measures to help reduce the speed at which the coronavirus spreads, including measures to mitigate the spread in the workplace, significant reductions in employee travel and a mandatory quarantine for people who have arrived from high risk destinations, in consultation with governmental and international health organization guidelines, and will continue to implement measures consistent with evolving coronavirus situation.

On March 16, 2020, the Company reported on various points in relation to the outbreak of the COVID-19 virus and its being declared to be a global pandemic by the WHO.

(1)	Regarding the financial and operational effects that this situation could mean for the Company, it is worth noting that the Company sells its products worldwide, with Asia, Europe and North America being its main markets. Border closures, decrease in commercial activity and difficulties and disruptions in the supply chains in the markets in which we sell have impacted our ability to fulfill our previous sales volume estimates, the impact on our sales volumes and average prices will depend on the duration of the virus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country and fiscal incentives that may be implemented in different jurisdictions to promote economic recovery.

For now, our operations have not seen any material impacts related to the outbreak of COVID-19 virus.

Notes to the Consolidated Interim Financial Statements March 31, 2021

We have taken measures to mitigate the impacts of this health emergency on our employees and limit the impact it could have on our operations (described below in point 2).

(2)	Regarding the measures that management has adopted or intends to adopt to mitigate possible financial and/or operational effects, we inform that the Company has implemented a series of measures in its operations in Chile and abroad that seek to protect its workers and reduce the speed at which the virus spreads. The measures adopted by the Company are:

(a)	The flexibility of the working day, arrival and departure times, together with the incentive to work from home in those cases where this is possible.

(b)	Avoidance of crowds, seminars and large meetings in the Company´s offices and operating facilities.

(c)	Strengthening personal hygiene protocols (use of alcohol-based gel, masks, etc.) and sanitation in plants, cafeterias and offices.

(d)	Significant reduction in domestic and international travel, along with obligatory quarantine for people who have arrived from high risk destinations.

(e)	The costs associated with the measures implemented by the company correspond primarily to increased expenses in transportation, supplies, room and board, among others.

(3)	Regarding the existence of committed insurance and its level of coverage, we inform that as of today, we have not identified any events which would trigger coverage from the insurance policies that the Company has contracted.

(4)	Finally, we hereby inform that we do not currently have any other information that management believes is relevant to provide.

As of March 31, 2021, there have been no significant changes in the impacts associated with COVID-19 reported to the CMF.

1.7	Capital Increase

At the Company's Extraordinary Shareholders' Meeting held on January 22, 2021, it was resolved, among other matters, to approve a capital increase of US$1,100,000,000 by issuing 22,442,580 Series B shares, to be offered preferentially and under the same conditions only to Series B shareholders. Pursuant to Article 69 number 5 of Law 18,046 on Corporations, this resolution grants the dissenting Series A shareholders the right to withdraw from the Company, upon payment by the Company of the value of their shares. A dissenting shareholder will be a Series A shareholder who opposed the resolution at the meeting, giving them the right to withdraw, or who did not attend the meeting, but expressed their dissent in writing to the Company within 30 days of the date of the Extraordinary Shareholders' Meeting, which is before February 21, 2021. Further details can be found in Note 29.

Notes to the Consolidated Interim Financial Statements March 31, 2021

On April 28, 2021, the Company completed a US$1.1 billion capital increase. The capital increase was approved at an extraordinary shareholders’ meeting held by the Company on January 22, 2021. It included a mandatory 30-day pre-emptive rights offering, under Chilean law, to existing holders of the Company’s Series B common stock and a corresponding pre-emptive rights offering to existing holders of American Depositary Shares (ADSs). Existing shareholders received transferable share rights to subscribe for shares of Series B common stock at a subscription price of US$50 per share and the share rights were traded in Chile on the Santiago Stock Exchange and the Electronic Stock Exchange. Existing ADS holders received transferable ADS rights to subscribe for ADSs at a subscription price of US$50 per ADS and the ADS rights were traded in the U.S. on the New York Stock Exchange. The pre-emptive rights offerings ended on April 24, 2021 with respect to the share rights in Chile and on April 19, 2021 with respect to the ADS rights in the U.S. Of the 22,441,932 new Series B shares offered in the pre-emptive rights offerings, a total of 21,687,549 Series B shares (including shares in the form of ADSs), i.e. almost 97% of the Serie B shares offered, were suscribed in the preemptive rights offerings. The remaining 754,383 Series B shares that were not subscribed for in the pre-emptive rights offerings were offered and placed in auctions (remates) conducted through the Santiago Stock Exchange to investors in Chile and outside Chile (including in the United States) on April 28, 2021, at an average price of approximately US$54 per share.

1.8	Approval of investment in Mount Holland

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated Interim Statements of Financial Position as of March 31, 2021 and December 31, 2020.

(b)	Consolidated Interim Statements of Income for the three-month periods ended March 31, 2021 and 2020.

(c)	Consolidated Interim Statements of Comprehensive Income for the three-month periods ended March 31, 2021 and 2020.

(d)	Consolidated Interim Statements of Changes in Equity for the three-month periods ended March 31, 2021 and 2020.

(e)	Consolidated Interim Statements of Cash Flows for the three-month periods ended March 31, 2021 and 2020.

Notes to the Consolidated Interim Financial Statements March 31, 2021

2.2	Consolidated financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with la IAS 34 “Interim Financial Reporting”.

The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2020.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2020. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

Notes to the Consolidated Interim Financial Statements March 31, 2021

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.

(b)	Financial derivatives measured at fair value.

(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2021:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 “Reform to the referential interest rate (IBOR)- Fase 2” Published in August 2020.	These amendments provide certain simplifications in relation to the reform to the referential interest rates, including the replacement of a reference rate by an alternative.	01-01-2021

Amendment to IFRS 16 “Lease Concessions” - Published in March 2021.	This amendment extends by one year the period of application of the practical case of IFRS 16 Leases (contained in the amendment to that standard published in May 2020), with the purpose of assisting lessees in accounting for COVID-19 related rental concessions. The amendment is effective for annual periods beginning on or after April 1, 2021. However, early adoption is permitted even for financial statements not authorized for issue as of March 31, 2021.	01-01-2021

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2021 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Presentation of financial statements” on classification of liabilities.	These limited scope amendments of IAS 1 “Presentation of financial statements” clarify that the liabilities will be classified as current or non-current depending on the rights that exist at the close of the reporting period. The classification is not affected by the expectations of the entity or the events subsequent to the report date (for example, the receipt of a waiver or noncompliance with the pact). The amendment also clarifies what IAS 1 means when referring to “liquidation” of a liability. The amendment must be applied retroactively in accordance with IAS 8. In May 2020, the IASB issued an “Exposure Draft” proposing deferral of the effective application date to January 1, 2023.	01-01-2022

Reference to the Conceptual Framework - Amendments to IFRS 3.	Minor modifications were made to IFRS 3 “Definition of a Business” to update references to the conceptual framework for financial reporting and to add an exception to the recognition of contingent liabilities and contingent assets within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and Interpretation 21 “Levies.” The modifications also confirm that contingent assets should not be recognized in the date of acquisition.	01-01-2022

Amendment to IAS 16 “Property, plant and equipment”	This prohibits companies from deducting from the cost of the property any revenue received from the sale of articles produced while the company is preparing the asset for its anticipated use. The company must recognize this sales revenue and associated costs in the profit or loss for the fiscal year.	01-01-2022

Amendment to IAS 37, “Provisions, contingent liabilities and contingent assets.”	This clarifies for onerous contracts which inevitable costs a company must include to assess whether a contract will result in a loss.	01-01-2022

IFRS 9 Financial Instruments.	This clarifies which fees must be included in the 10% test for the derecognition of financial liabilities.	01-01-2022

IFRS 16 Leases.	Modification of illustrative example 13 to eliminate the illustration of lessor payments in relation to improvements to rental properties, to eliminate any confusion as to the treatment of lease incentives.	01-01-2022

IFRS 1 First-time Adoption of International Financial Reporting Standards.	This enables entities that have measured their assets and liabilities against book values in their head office books to also measure the accumulated translation differences using the amounts notified by the head office. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.	01-01-2022

Amendments to IAS 1: “Presentation of the Financial Statements” and Practice Statement “Accounting policies, changes in accounting estimates and errors” published in February 2021.	The amendments are intended to improve disclosures of accounting policies and to help users of financial statements distinguish between changes in accounting estimates and changes in accounting policies.	01-01-2023

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”, Published in September 2014.	These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not), A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	undetermined

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements March 31, 2021

2.5	Basis of consolidation

(a)           Subsidiaries

The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

The details of the consolidated companies can be found in Note 7.

Notes to the Consolidated Interim Financial Statements March 31, 2021

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint ventures

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 3       Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)            SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“other reserves”), At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
	As of March 31, 2021	As of December 31, 2020	As of March 31, 2021	As of December 31, 2020
Currencies	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.67	5.18	5.64	5.14
New Peruvian sol	3.74	3.62	3.71	3.60
Argentine peso	91.99	84.14	91.09	82.62
Japanese yen	110.63	103.30	108.90	103.81
Euro	0.85	0.81	0.84	0.82
Mexican peso	20.44	19.93	20.77	19.97
Australian dollar	1.31	1.30	1.30	1.33
Pound Sterling	0.72	0.74	0.72	0.74
South African rand	14.76	14.61	14.97	14.88
Chilean peso	721.82	710.95	726.45	731.92
Chinese yuan	6.56	6.51	6.51	6.53
Indian rupee	73.11	73.30	72.78	73.65
Thai Baht	31.23	29.94	30.81	30.08
Turkish lira	8.24	7.36	7.68	7.70
UF (*)	40.72	40.89	40.42	39.73

(*) US$ per UF

(b)           Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Accounting policy for Financial assets

Management determines the classification of its financial assets, in accordance with the provisions of IFRS 9, at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

In the initial recognition, the Company measures its financial assets at fair value more or less, in the case of a financial asset that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial asset on the date when the Company commits to the purchase or sale of an asset. In the case of account receivables and other accounts receivables, the transaction price at the initial recognition is measured in accordance with the provisions of IFRS 15.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (ii) cash equivalents; (iii) related party receivables; (iv) trade debtors; (v) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)	"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. Exchange gains and losses are presented in the income statement and impairment losses are separately presented in the income statement.

(ii)	"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)	Financial equity assets at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.6	Financial Asset Impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company applies the IFRS 9 simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for contract assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments.

Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 24.7. The subsequent recovery of previously canceled amounts are credited to the same line.

3.7	Financial liabilities

Management determines the classification of its financial liabilities in accordance with the provisions of IFRS 9, at fair value or at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

At the initial recognition, the Company measures its financial liabilities by their fair value more or less, in the case of a financial liability that is not accounted for at fair value through profit or loss, the transaction costs that are directly attributable to the acquisition of the financial liability. After initial recognition, the Company measures its financial liabilities at amortized cost unless the Company, at the initial moment, irrevocably designates the financial liability as measured at fair value through profit or loss.

Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.

Valuation at amortized cost is made using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Financial liabilities are recorded as not current when they mature in more than 12 months and as current when they mature in less than 12 months.

3.8	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

3.9	Financial instrument derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.10	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3. Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the hedged item is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized with a debit or credit to income, as appropriate depending on the nature of the hedged risk. The amounts accumulated in net equity are carried over to results when the hedged items are settled or when these have an impact on results.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in equity are immediately reclassified to profit or loss.

3.11	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the results of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of March 31, 2021, and December 31, 2020, the Company does not have any embedded derivatives.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.12	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets.

3.13	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment as per “IAS 36 Impairment of Assets”.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d) Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.14	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla, the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

(c)	Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

(d)	Provisions undertaken by business subsidiaries: these are historical percentages that are adjusted as zero ground is attained based on normal inventory management.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision that makes quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.15	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.16	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.17	Property, plant and equipment

Property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.18	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets located in Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	7	6
Energy generating assets	3	16	9
Buildings	3	25	13
Supplies and accessories	2	10	7
Office equipment	5	10	9
Transport equipment	5	8	6
Network and communication equipment	4	10	8
IT equipment	5	11	7
Machinery, plant and equipment	5	25	13
Other property, plant and equipment	3	15	10

3.19	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.20	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible asset. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

The estimated useful life for software which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Notes to the Consolidated Interim Financial Statements March 31, 2021

f)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights and rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	9 years	9 years
Mining rights	Unit-production method
IT programs	2 years	8 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.21	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.22	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated with exploration and assessment of these resources:

(a)	Caliche

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and assessment of the deposit as an at cost asset. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources.

If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used. These assets are presented in the “other non-current non-financial assets” category, reclassifying the portion related to the area to be extracted that year as inventories.

(b)	Metal exploration

Expenses related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify for consideration as advanced exploration, otherwise these are amortized during the development stage.

(c)	Salar de Atacama exploration

Salar de Atacama exploration expenses are presented as non-current assets as the property, plant and equipment category and correspond mainly to wells that can also be used in the extraction of the deposit and/or monitoring, these are amortized over 10 years.

(d)	Mount Holland exploration

Mount Holland exploration expenses are presented into “Property, Plant and Equipment”, specifically in Constructions in progress and primarily consider exploration boreholes and complementary studies for the lithium ore study of the area of Western Australia, Australia. These expenses will begin to be amortized in the development stage.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.23	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.

A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

Assets with indefinite lives are assessed for impairment annually.

The current value of future cash flows generated by these assets has been estimated given the variation in sales volumes, market prices and costs, discounted with a WACC rate. For March 31, 2021, the WACC rate was 9.96%.

3.24	Minimum dividend

As required by Chilean law and regulations, our dividend policy is decided upon from time to time by our Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent the Company has a deficit in retained earnings. (See Note 20.4).

3.25	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.26	Capitalization of interest expenses

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23.

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

The financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of assets that qualify for this, use the corresponding interest rate for the financing specific to the project; where this does not exist, the mean financing rate of the subsidiary that makes the investment is used.

3.27	Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.

•	It is more likely than not that certain resources must be used, to settle the obligation.

•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also considered.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.29	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).

3.30	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.31	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.

3.32	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

Notes to the Consolidated Interim Financial Statements March 31, 2021

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

The income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets is reviewed and recognized only if it is probable that future taxable amounts will be available to allow the recovery of all or a portion of the deferred tax assets.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is registered with effect on other comprehensive income and not with effect on income.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:

a)	deductible temporary differences;

b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and

c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

3.33	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

Notes to the Consolidated Interim Financial Statements March 31, 2021

3.34	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.20, 15 and 16).

•	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18) and determination of long-term provisions.

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Notes 21).

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. For the uncovered portion, the Company uses other instruments such as letters of credit and prepayments. The credit risk associated with receivables is analyzed in Note 13.2 b) and the associated accounting policy can be found in Note 3.6.

The concentration of credit risk with respect to sales debtors is reduced, due to the large number of companies that comprise the Company's customer base and their distribution throughout the world.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2020, and no modifications have been made to contractual cash flows that have been significant during this period.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

		Rating			As of March 31, 2021
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	21,506
Banco de Chile	Time deposits	P-1	A-1	-	11,506
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	7,553
Banco Santander – Santiago	Time deposits	P-1	A-1	-	8,305
Scotiabank Sud Americano	Time deposits	-	-	F1+	4,302
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	78,760
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	107,631
Total					239,563

		Rating			As of March 31, 2021
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	152,956
Banco Itaú Corpbanca	90 days to 1 year	P-2	A-2	-	90,111
Banco Santander – Santiago	90 days to 1 year	P-1	A-1	-	46,202
Scotiabank Sud Americano	90 days to 1 year	-	-	F1+	8,006
Total					297,275

		Rating			As of December 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	Time deposits	P-1	A-1	-	9,002
Banco de Chile	Time deposits	P-1	A-1	-	10,503
Banco Estado	Time deposits	P-1	A-1	-	1,001
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	7,299
Banco Santander – Santiago	Time deposits	P-1	A-1	-	16,702
Scotiabank Sud Americano	Time deposits	-	-	F1+	7,002
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	102,753
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	107,625
Other banks with lower balances	Time deposits	-	-	-	86
Total					261,973

Notes to the Consolidated Interim Financial Statements March 31, 2021

		Rating			As of December 31, 2020
Financial institution	Financial assets	Moody´s	S&P	Fitch	ThUS$
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	185,589
Banco Itaú Corpbanca	90 days to 1 year	P-2	A-2	-	49,006
Banco Santander – Santiago	90 days to 1 year	P-1	A-1	-	45,168
Banco Scotiabank Sud Americano	90 days to 1 year	-	-	F1+	31,668
JP Morgan Asset Management	90 days to 1 year	P-1	A-1	N1+	34,028
Total					345,459

(b)	Currency risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar would affect the Company's profit and loss. By the first quarter of 2021, approximately US$ 118 million accumulated in expenses are associated with the Peso.

As of March 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all of the bond liabilities denominated in UF, for an asset at fair value of US$ 20.04 million. As of December 31, 2020, a liability was recognized amounting to US$ 18.41 million.

Furthermore, on March 31, 2021, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a fair value of US$ 5.3 million in liabilities. On December 31, 2020, a liability was recognized for an amount of US$ 21 million.

The Company had the following derivative contracts as of March 31, 2021 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 68.25 million in Chilean peso/US dollar derivative contracts, US$ 65.9 million in Euro/US dollar derivative contracts, US$ 14.17 million in South African rand/US dollar derivative contracts, US$ 91.2 million in Chinese renminbi/US dollar derivative contracts and US$ 11.96 million in other currencies.

The Company also had US$ 190.79 million in derivative contracts to hedge its Chilean peso term deposit investments.

Notes to the Consolidated Interim Financial Statements March 31, 2021

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings.

Rating
Financial institution	Financial assets	Moody´s	S&P	Fitch
Banco crédito e inversiones	Derivative	P-1	A-1	-
Banco BICE	Derivative	-	A2	F2
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	A	A-	A+
Banco Santander - Santiago	Derivative	P-2	A-2	-
Banco Itau-Corpbanca	Derivative	P-2	A-2	-
JP Morgan	Derivative	A	A-	AA-
Morgan Stanley	Derivative	A+	BBB+	A
The Bank of Nova Scotia	Derivative	A	A+	AA-

Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and LIBOR rate plus spread.

As of March 31, 2021, the Company has around 4% of its financial liabilities linked to variations in the LIBOR rate. 100% of these obligations are covered by derivative instruments classified as interest rate hedging; therefore, a significant rate increase would not impact our financial condition.

Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (On March 31, 2021, this was 5.12).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of March 31, 2021, the Company had unused, available revolving credit facilities with banks, for a total of US$ 493 million.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The position in other cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of March 31, 2021 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.32	0.92	71.41	-	72.33
Unsecured obligations (1)	1,861.05	150.31	848.02	1,706.64	2,704.97
Sub total	1,931.37	151.23	919.43	1,706.64	2,777.3
Hedging liabilities	21.47	3.76	14.83	10.65	29.24
Derivative financial instruments	0.96	0.96	-	-	0.96
Sub total	22.43	4.72	14.83	10.65	30.20
Current and non-current lease liabilities	39.36	8.59	28.69	6.37	43.65
Trade accounts payable and other accounts payable	193.63	193.63	-	-	193.63
Total	2,186.79	358.17	962.95	1,723.66	3,044.78

	Nature of undiscounted cash flows
As of December 31, 2020 (figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	70.08	0.94	71.40	-	72.34
Unsecured obligations (1)	1,872.09	88.22	927.17	1,727.14	2,742.53
Sub total	1,942.17	89.16	998.57	1,727.14	2,814.87
Hedging liabilities	40.21	6.06	12.34	11.07	29.47
Derivative financial instruments	5.39	5.39	-	-	5.39
Sub total	45.60	11.45	12.34	11.07	34.86
Current and non-current lease liabilities	31.07	6.40	21.04	7.17	34.61
Trade accounts payable and other accounts payable	203.93	203.93	-	-	203.93
Total	2,222.77	310.94	1,031.95	1,745.38	3,088.27

(1) Unsecured obligations are presented on a contractual basis and are not affected by early redemption.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the SQM Group. See Note 13.8.

.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1 Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Assets	4,297,477	4,173,308
Liabilities	(2,149,026)	(2,050,223)
Equity	2,148,451	2,123,085

5.2       Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 25, 2019, which included the election of 2 independent directors.

As of March 31, 2021, the Company included the following committees and committee members:

-	Directors’ Committee: This committee is comprised by Georges de Bourguignon, Laurence Golborne Riveros y Alberto Salas Muñoz, and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Gonzalo Guerrero Yamamoto, Patricio Contesse Fica y Robert J. Zatta.

-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica y Francisco Ugarte Larrain.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

(b)	Board of Directors’ Compensation

Directors’ compensation differs according to the period during the corresponding year. Thus, from April 25, 2019 to April 22, 2020 (Period 2019-2020), Directors’ compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the following period (Period 2020-2021), Directors’ compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods, Directors’ compensation is detailed as follows:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.12% of the net liquid income earned by the Company in 2019;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income earned by the Company in 2019.

Period 2020-2021:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable in national currency to the Chairman and Vice President of the Company equivalent to 0.09% of the net liquid income that the Company effectively obtains during the 2020;

(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.045% of the net liquid income that the Company effectively obtains during the 2020.

Notes to the Consolidated Interim Financial Statements March 31, 2021

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of March 31, 2021 amounted to ThUS$ 793 and as of March 31, 2020 to ThUS$ 616.

(c)	Directors’ Committee compensation

Directors' Committee compensation differs according to the period during the corresponding year. Thus, for the Period 2019-2020, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 25, 2019. While for the Period 2020-2021, Directors’ Committee compensation was determined by the annual general shareholders' meeting held on April 23, 2020. For each of these periods the compensation of the Directors Committee comprises:

Period 2019-2020

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2019 fiscal year.

Period 2020-2021

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.015% of total net profit that the Company effectively obtains during the 2020 fiscal year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year. All amounts expressed in UF shall be paid in Chilean pesos at its value on the last day of the respective calendar month, as determined by the CMF (formerly Superintendence of Banks and Financial Institutions) the Chilean Central Bank or any other relevant institution that replaces them.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2019–2020 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2020-2021 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

Notes to the Consolidated Interim Financial Statements March 31, 2021

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

(i)                 Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended March 31, 2021 and the year ended December 31, 2020 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2	Key management personnel compensation

As of March 31, 2021 and 2020, the number of the key management personnel is 122 and 128, respectively.

Key management personnel compensation	For the year ended March 31, 2021	For the year ended March 31, 2020
	ThUS$	ThUS$
Key management personnel compensation	10,158	7,270

Please also see the description of the compensation plan for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Background on companies included in consolidation

The following tables detail general information as of March 31, 2021 and, December 31, 2020, on the companies in which the group exercises control and significant influence:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Peso	-	70.0000	70.0000
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Peso	-	100.0000	100.0000
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	foreign	1 More London Place London SE1 2AF	United Kingdom	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000

(1) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda, SQM has management control over Comercial Agrorama Ltda

Notes to the Consolidated Interim Financial Statements March 31, 2021

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Perú S.A.	foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	Dollar	0.0091	99.9909	100.0000
SQM Ecuador S.A.	foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.7100	99.2900	100.0000
SQMC Holding Corporation.	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	USA	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.0000	100.0000
SQM Virginia LLC	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	USA	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	foreign	ZAC des Pommiers 27930, FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	foreign	Av. Moctezuma 144-4 Ciudad del Sol CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000

Notes to the Consolidated Interim Financial Statements March 31, 2021

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
Soquimich European Holding B.V.	foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9960	99.9960
SQM Colombia SAS	foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia PTY	foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM International N.V.	foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Netherlands	Dollar	-	100.0000	100.0000

Notes to the Consolidated Interim Financial Statements March 31, 2021

7.2	Assets, liabilities, results of consolidated subsidiaries as of March 31, 2021 and for the period then ended.

	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	520,854	60,536	430,722	5,683	35,048	9,728	9,883
SQM Potasio S.A.	19,928	1,123,540	162,073	22,944	579	11,841	12,302
Serv. Integrales de Tránsito y Transf. S.A.	63,974	35,553	82,357	6,894	7,498	1,136	1,177
Isapre Norte Grande Ltda.	954	836	901	180	1,219	43	42
Ajay SQM Chile S.A.	20,131	1,988	4,155	731	11,485	520	520
Almacenes y Depósitos Ltda.	252	54	-	-	-	(3)	(21)
SQM Salar S.A.	913,645	1,058,132	878,566	225,306	143,765	8,814	9,360
SQM Industrial S.A.	1,020,831	670,870	674,632	109,339	208,157	25,478	26,396
Exploraciones Mineras S.A.	16,936	21,925	9,134	-	368	(129)	(129)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	235	551	558	255	965	(161)	(174)
Soquimich Comercial S.A.	142,930	13,608	62,433	12,438	27,403	3,722	3,772
Comercial Agrorama Ltda.	685	944	4,078	21	348	73	73
Comercial Hydro S.A.	4,834	13	9	4	7	5	5
Agrorama S.A.	46	-	5,527	2	47	10	17
Orcoma SpA	-	2,366	37	-	-	(4)	(4)
Orcoma Estudio SpA	9	4,792	650	-	-	-	-
SQM MaG SPA	1,739	516	1,395	5	815	(22)	(21)
Sociedad Contractual Minera Búfalo	69	488	536	-	-	(2)	(2)
SQM North America Corp.	151,862	20,916	134,265	1,565	68,983	624	624
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	97	-	-	(9)	(9)
Nitratos Naturais do Chile Ltda.	1	127	3,050	-	-	62	62
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	57,942	3,611	-	-	1,735	1,735
SQM Perú S.A.	25	-	80	-	-	3	3
SQM Ecuador S.A.	22,503	897	17,633	59	9,925	1,388	1,388
SQM Brasil Ltda.	184	1	492	2,069	-	24	24
Subtotal	2,920,554	3,076,595	2,476,991	387,495	516,612	64,876	67,023

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive
	Currents	Non-currents	Currents	Non-currents			income (loss) Currents
Subsidiaries	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	30,891	17,362	1,960	-	-	788	788
SQM Japan Co. Ltd.	21,335	228	18,190	239	14,742	(50)	(50)
SQM Europe N.V.	420,520	8,802	363,591	2,338	188,187	5,533	5,533
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	156	145	-	-	-	-	-
SQM Virginia LLC	14,798	14,340	14,798	-	-	-	-
SQM Comercial de México S.A. de C.V.	99,787	7,325	68,154	1,865	60,929	408	408
SQM Investment Corporation N.V.	13,967	137,695	5,578	866	-	5,009	5,009
Royal Seed Trading Corporation A.V.V.	59	-	18,904	-	-	(15)	(15)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	257	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	329	96	512	182	596	3	3
SQM Nitratos México S.A. de C.V.	146	15	70	20	309	15	15
Soquimich European Holding B.V.	4,969	179,444	369	-	-	6,890	6,890
SQM Iberian S.A.	70,247	2,337	47,113	4	31,594	1,746	1,746
SQM Africa Pty Ltd.	40,857	1,445	31,751	-	14,102	(302)	(302)
SQM Oceania Pty Ltd.	4,422	-	2,214	-	991	(227)	(227)
SQM Beijing Commercial Co. Ltd.	13,401	10	11,238	-	5,186	(3)	(3)
SQM Thailand Limited	3,316	-	16	-	-	(155)	(155)
SQM Colombia SAS	9,011	169	8,661	-	4,659	375	375
SQM International NV	29,643	851	13,294	5,487	33,795	193	193
SQM Shanghai Chemicals Co. Ltd.	115,964	360	104,024	-	49,960	7,085	7,085
SQM Australia Pty Ltd.	19,319	137,202	4,827	41	-	(567)	(567)
SQM Korea LLC	1,023	160	514	-	432	2	2
SQM Holland B.V.	5,743	15,974	2,352	19	3,666	(205)	(205)
Subtotal	936,254	523,969	720,631	11,061	409,148	26,522	26,522
Total	3,856,808	3,600,564	3,197,622	398,556	925,760	91,398	93,545

Notes to the Consolidated Interim Financial Statements March 31, 2021

Assets, liabilities, results of consolidated subsidiaries as of December 31, 2020 and for the period ended March 31, 2020.

Subsidiary	Assets		Liabilities				Comprehensive
	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	475,132	63,848	395,914	5,047	51,867	17,171	17,165
SQM Potasio S.A.	16,680	1,108,579	155,379	23,323	826	22,915	22,817
Serv. Integrales de Tránsito y Transf. S.A.	55,142	36,291	75,848	6,485	7,653	1,130	1,130
Isapre Norte Grande Ltda.	812	839	795	181	766	24	(1)
Ajay SQM Chile S.A.	25,441	1,549	9,563	713	8,890	373	373
Almacenes y Depósitos Ltda.	256	51	-	-	-	1	(126)
SQM Salar S.A.	855,683	1,035,088	814,686	214,914	164,414	27,029	26,909
SQM Industrial S.A.	950,058	679,345	634,105	113,230	190,466	28,108	28,094
Exploraciones Mineras S.A.	16,572	22,293	9,010	-	-	(65)	(65)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	279	571	305	396	482	1	(14)
Soquimich Comercial S.A.	136,623	13,796	56,293	12,630	17,255	722	763
Comercial Agrorama Ltda.	683	970	4,215	23	295	3	-
Comercial Hydro S.A.	4,834	15	14	4	7	6	6
Agrorama S.A.	55	-	5,631	10	75	46	45
Orcoma SpA	3	2,365	35	-	-	-	-
Orcoma Estudio SpA	4	4,559	411	-	-	(82)	(82)
SQM MaG SPA	1,491	521	1,129	6	532	(36)	(36)
Sociedad Contractual Minera Búfalo	50	323	350	-	-	-	-
SQM North America Corp.	124,679	21,085	107,801	1,638	57,020	(1,228)	(1,228)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	88	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	-	128	3,109	-	-	198	198
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	56,356	3,607	-	-	1,251	1,251
SQM Perú S.A.	25	-	83	-	-	-	-
SQM Ecuador S.A.	26,490	918	23,074	59	9,404	(272)	(272)
SQM Brasil Ltda.	217	1	508	2,111	-	157	157
Subtotal	2,709,136	3,049,491	2,301,953	380,770	509,952	97,445	97,077

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Assets		Liabilities			Profit	Comprehensive income (loss)
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	(loss)	Currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	30,777	16,414	1,687	-	-	909	909
SQM Japan Co. Ltd.	25,122	243	21,926	255	12,214	63	63
SQM Europe N.V.	456,357	3,844	399,930	2,411	167,706	(4,906)	(4,906)
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	156	145	-	-	-	-	-
SQM Virginia LLC	14,798	14,340	14,798	-	-	(2)	(2)
SQM Comercial de México S.A. de C.V.	107,803	7,574	76,721	1,972	57,589	247	247
SQM Investment Corporation N.V.	13,965	132,994	5,434	864	-	(382)	(382)
Royal Seed Trading Corporation A.V.V.	21	-	18,851	-	-	(12)	(12)
SQM Lithium Specialties LLP	15,746	3	1,264	-	-	(3)	(3)
Comercial Caimán Internacional S.A.	258	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	221	47	350	188	738	57	57
SQM Nitratos México S.A. de C.V.	141	13	77	20	216	(4)	(4)
Soquimich European Holding B.V.	5,046	172,956	245	-	-	1,171	1,171
SQM Iberian S.A.	41,485	2,359	20,118	4	29,514	1,417	1,417
SQM Africa Pty Ltd.	47,069	1,420	37,636	-	13,380	3,675	3,675
SQM Oceania Pty Ltd.	3,951	-	1,516	-	771	(318)	(318)
SQM Beijing Commercial Co. Ltd.	12,086	30	9,942	-	1,935	(178)	(178)
SQM Thailand Limited	3,539	-	83	-	872	(83)	(83)
SQM Colombia SAS	11,621	176	11,653	-	2,513	(795)	(795)
SQM International	31,998	923	17,374	4,027	7,165	(412)	(412)
SQM Shanghai Chemicals Co. Ltd.	84,318	379	79,482	-	6,997	(521)	(521)
SQM Australia Pty Ltd.	21,749	130,152	4,306	158	-	628	(4,532)
SQM Korea LLC	587	122	42	-	-	-	-
SQM Holland B.V.	3,767	16,248	460	4	-	-	-
Subtotal	932,929	500,388	725,132	9,903	301,610	551	(4,609)
Total	3,642,065	3,549,879	3,027,085	390,673	811,562	97,996	92,468

Notes to the Consolidated Interim Financial Statements March 31, 2021

7.3 Background on non-controlling interests

	% of interests in the ownership	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended
Subsidiary	held by non-controlling interests	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	255	183	8,444	8,700	-	-
Soquimich Comercial S.A.	39.36168%	1,465	284	32,145	36,490	1,465	2,252
Comercial Agrorama Ltda.	30.00000%	22	1	(741)	(608)	-	-
SQM Indonesia S.A.	20.00000%	-	-	1	-	-	-
Agrorama S.A.	0.00000%	-	-	-	-	-	-
SQM Thailand Limited	0,00400%	-	-	-	-	-	-
Total		1,742	468	39,849	44,582	1,465	2,252

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 8 Equity-accounted investees

8.1 Investments in associates recognized according to the equity method of accounting

As of March 31, 2021, and December 31, 2020, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method for the period ended		Share in other comprehensive income of associates accounted for using the equity method for the period ended		Share in total other comprehensive income of associates accounted for using the equity method for the period ended
	As of March 31, 2021 (**)	As of December31, 2020 (**)	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	11,504	11,505	-	80	-	-	-	80
Doktor Tarsa Tarim Sanayi AS (*)	-	-	-	914	-	(302)	-	612
Ajay North America	15,595	14,468	948	1,141	-	-	948	1,141
Ajay Europe SARL	7,937	7,875	396	608	(426)	(198)	(30)	410
SQM Eastmed Turkey (*)	-	-	-	-	-	(14)	-	(14)
Kore Potash PLC	28,646	26,175	-	-	2,518	(130)	2,518	(130)
Total	63,682	60,023	1,344	2,743	2,092	(644)	3,436	2,099

(*) As of March 31, 2021, these investments no longer form part of the group.

(**) These investments include adjustments for unrealized results.

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Description of the nature of the		Country of	Share of ownership	Dividends received for the period ending
Associate	relationship	Address	incorporation	in associates	As of March 31, 2021	As of March 31, 2020
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	-	-
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	-	1,168
Kore Potash PLC	Prospecting, exploration and mining development.	L 3 88 William ST Perth, was 6000	United Kingdom	20.15%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in the Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
SQM Eastmed Turkey	Production and trading of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Total					-	1,168

Notes to the Consolidated Interim Financial Statements March 31, 2021

8.2	Assets, liabilities, revenue and expenses of associates

	As of March 31, 2021				For the period ended as of March 31, 2021
Associate	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,312	8,586	6,706	101	-	-	-	-
Ajay North America	22,571	15,492	6,237	-	13,167	1,935	-	1,935
Ajay Europe SARL	23,971	1,395	9,492	-	12,845	792	(853)	(61)
Kore Potash PLC	5,780	136,610	786	-	-	-	12,498	12,498
Total	81,634	162,083	23,221	101	26,012	2,727	11,645	14,372

	As of December 31, 2020				For the period ended as of March 31, 2020
	Assets		Liabilities				Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	Gain (loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	29,313	8,586	6,706	101	5,354	215	-	215
Doktor Tarsa Tarim Sanayi AS	-	-	-	-	22,412	1,829	(603)	1,226
Ajay North America	18,513	15,749	4,737	-	15,975	2,328	-	2,328
Ajay Europe SARL	22,032	1,493	7,773	-	12,323	1,216	(397)	819
SQM Eastmed Turkey	-	-	-	-	-	-	(27)	(27)
Kore Potash PLC	5,691	124,112	786	-	-	-	(675)	(675)
Total	75,549	149,940	20,002	101	56,064	5,588	(1,702)	3,886

Notes to the Consolidated Interim Financial Statements March 31, 2021

8.3	Other information

(a) Transactions conducted in 2021:

•	During the first quarter 2021, Kore Potash PLC made a share payment to its non-executive board members (remuneration shares) plus certain employees and former employees (performance shares) which resulted in a 0.05% share reduction for the company, leaving it with 20.15%.This resulted in a transfer in equity of non-controlling interest to other reserves in an amount of ThUS$ 71.

(b) Transactions conducted in 2020:

•	There were no operations in the first quarter of 2020.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 9 Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Joint Venture	As of March 31, 2021 (****)	As of December 31, 2020 (****)	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Coromandel SQM India (*)	-	-	-	-	-	-	-	-
SQM Vitas Fzco.	12,201	9,720	771	(967)	(529)	(1,491)	242	(2,458)
SQM Qingdao Star Corp Nutrition Co. Ltd. (*)	-	-	-	30	-	-	-	30
SQM Vitas B.V.	-	-	-	(9)	-	(28)	-	(37)
Pavoni & C. Spa	7,113	7,222	124	66	(177)	(80)	(53)	(14)
Covalent Lithium Pty Ltd. (**)	-	-	-	216	5	91	5	307
Sichuan SQM Migao Chemical Fertilizers Co Ltd.(***)	-	9,028	-	(461)	-	-	-	(461)
Total	19,314	25,970	895	(1,125)	(701)	(1,508)	194	(2,633)

(*) As of March 31, 2021, these investments were no longer part of the group.

(**) As of March 31, 2021, this joint venture has a negative value of ThUS$ (19), which is presented in Other non-current provisions.

(***) See more details in Note 9.4 (a).

(****) These investments include adjustments for unrealized gains.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The amounts described in the following box represent numbers used in the consolidation of the company:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method, for the period ended		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method for the period ended
Associates	As of March 31, 2021	As of December 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	4,715	3,511	622	(1,415)	(529)	(1,491)	93	(2,906)
SQM Vitas Perú S.A.C. (1)	2,867	1,659	150	154	-	-	150	154
Arpa Speciali S.R.L. (2)(*)	-	-	-	-	-	-	-	-
Total	7,582	5,170	772	(1,261)	(529)	(1,491)	243	(2,752)

The following companies are subsidiaries of:

(1)	SQM Vitas Fzco.

(2)	Pavoni & C. Spa

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of March 31, 2021	As of March 31, 2020
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang Dristrict, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	1,910
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
Total					-	1,910

Notes to the Consolidated Interim Financial Statements March 31, 2021

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C. Spa.

					Dividends received for the period ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership (*)	As of March 31, 2021	As of March 31, 2020
					ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and others for distribution in Italy and other countries.	Mantova (MN) Via Cremona 27 Int. 25	Italy	50.48%	-	-
Total					-	-

(*) The percentages presented correspond to the ownership used in the consolidation of the company.

Notes to the Consolidated Interim Financial Statements March 31, 2021

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of March 31, 2021				For the period ended March 31, 2021
Joint Venture	Assets		Liabilities		Revenue	Gain (loss) from continuing	Other comprehensive	Comprehensive income
	Current	Non-current	Current	Non-current		operations	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,971	20,930	501	-	-	1,542	-	1,542
SQM Vitas Brasil Agroindustria	38,549	5,176	31,358	-	25,012	1,244	(1,058)	186
SQM Vitas Perú S.A.C.	26,711	7,791	24,926	1,012	11,478	300	-	300
Pavoni & C. Spa	12,248	7,124	10,836	722	4,966	248	(354)	(106)
Covalent Lithium Pty Ltd.	1,554	1,968	2,795	767	-	133	11	144
Total	83,033	42,989	70,416	2,501	41,456	3,467	(1,401)	2,066

	As of December 31, 2020				For the period ended March 31, 2020
Joint Venture	Assets		Liabilities		Revenue	Gain (loss) from continuing	Other comprehensive	Comprehensive income
	Current	Non-current	Current	Non-current		operations	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	29,507	4,412	14,156	-	-	(922)	-	(922)
SQM Vitas Fzco.	(496)	20,431	496	-	-	(1,933)	(2,983)	(4,916)
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	-	-	-	1,569	59	-	59
SQM Vitas B.V.	-	-	-	-	-	(18)	(57)	(75)
SQM Vitas Brasil Agroindustria	40,064	5,527	33,410	-	16,695	(2,831)	(2,983)	(5,814)
SQM Vitas Perú S.A.C.	34,548	7,928	33,145	1,080	10,056	307	-	307
Pavoni & C. Spa	10,645	7,493	9,270	836	4,388	132	(160)	(28)
Covalent Lithium Pty Ltd.	1,418	2,131	2,823	910	-	432	183	615
Total	115,686	47,922	93,300	2,826	32,708	(4,774)	(6,000)	(10,774)

Notes to the Consolidated Interim Financial Statements March 31, 2021

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of March 31, 2021	As of December 31, 2020	As of March 31, 2021	As of December 31, 2020	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	30	-	-	-	-
Coromandel SQM India	-	-	-	-	-	-
SQM Vitas Fzco.	4,126	4,251	-	-	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	-	-	-	-	-
SQM Vitas B.V.	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	2,221	4,065	5,134	6,820	-	-
SQM Vitas Perú S.A.C.	549	1,043	230	227	609	691
Pavoni & C. Spa	735	767	5,825	5,573	-	-
Covalent Lithium Pty Ltd.	785	653	864	953	-	-
Total	8,416	10,809	12,053	13,573	609	691

	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
Joint Venture	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020	As of March 31, 2021	As of March 31, 2020
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co Ltd.	-	(669)	-	-	-	34
SQM Vitas Fzco.	-	-	-	(1)	-	-
SQM Qingdao Star Corp Nutrition Co. Ltd.	-	(12)	-	-	-	(31)
SQM Vitas Brasil Agroindustria	(67)	(77)	(70)	(189)	-	-
SQM Vitas Perú S.A.C.	(89)	-	(76)	(81)	(46)	(69)
Pavoni & C. Spa	(60)	(251)	(72)	(119)	(118)	(80)
Covalent Lithium Pty Ltd.	(47)	(24)	(12)	(7)	-	432
Total	(263)	(1,033)	(230)	(397)	(164)	286

Notes to the Consolidated Interim Financial Statements
March 31, 2021

9.4	Disclosure of interests in joint ventures

a)           Transactions in 2021

•	On February 9, 2021, two of the Company’s subsidiaries signed an agreement to terminate a dispute related to sales contracts and interest in the joint venture of Sichuan SQM Migao Chemical Fertilizers Co Ltd. Consequently, the Company received US$ 11.5 million.

b)            Transactions in 2020

•	SQM Vitas BV became a wholly owned subsidiary of the Company during the second quarter of 2020, through its subsidiary Soquimich European Holdings, at a cost of ThUS$ 1,276 and its name has been changed to SQM Holland. See Note 8.1.

9.5	Joint Ventures

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce approximately 50,000 metric tons of lithium hydroxide per year.

In addition, the Company will finance the activities of Mt Holland for a year in an amount of US$ 30 million. As of December 31, 2020, the Company had made contributions in the amount of US$ 30 million, of which, US$ 15 million was paid in favor of the partner in the project and presented as other receivables. As of March 31, 2021, this receivable was collected when it was contributed to Mt Holland in the Company’s name. The Company approved the investment decision referred to in Note 1.8.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 10   Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of March 31, 2021, and December 31, 2020, cash and cash equivalents are detailed as follows:

Cash	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cash on hand	51	54
Cash in banks	296,574	244,848
Other demand deposits	1,350	2,227
Total Cash	297,975	247,129

Cash equivalents	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	53,172	51,595
Short-term investments, classified as cash equivalents	186,391	210,378
Total cash equivalents	239,563	261,973
Total cash and cash equivalents	537,538	509,102

10.2       Short-term investments, classified as cash equivalents

As of March 31, 2021, and December 31, 2020, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	107,631	107,625
JP Morgan US dollar Liquidity Fund Institutional	78,760	102,753
Total	186,391	210,378

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

10.3       Information on cash and cash equivalents by currency

As of March 31, 2021, and December 31, 2020, information on cash and cash equivalents by currency is detailed as follows:

Currency	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Peso (*)	19,470	7,190
Dollar	498,260	454,402
Euro	3,375	17,144
Mexican Peso	2,644	1,378
South African Rand	4,145	14,286
Japanese Yen	918	1,646
Peruvian Sol	4	3
Indian rupee	-	6
Chinese Yuan	1,599	11,597
Indonesian rupee	3	3
Argentine Peso	-	-
Pound Sterling	2	19
Australian Dollar	6,731	1,411
South Korean won	385	16
Dirham United Arab Emirates	1	-
Polish Zloty	1	1
Total	537,538	509,102

(*) The Company maintains financial derivative instruments policies which allow management to convert term deposits denominated in pesos and UF to Dollars.

10.4       Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of March 31, 2021, and, December 31, 2020 pledged assets are as follows

Restricted cash balances	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	722	731
Total	722	731

Notes to the Consolidated Interim Financial Statements
March 31, 2021

10.5       Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of March 31, 2021
						ThUS$	ThUS$	ThUS$
Banco crédito e inversiones	Fixed term	Peso	0.05%	03-23-2021	04-22-2021	15,004	2	15,006
Banco de Chile	Fixed term	Dollar	0.50%	01-19-2021	04-01-2021	2,500	2	2,502
Banco Santander	Fixed term	Dollar	0.57%	01-19-2021	04-01-2021	2,500	3	2,503
Banco Itaú Corpbanca	Fixed term	Dollar	0.50%	01-26-2021	04-08-2021	3,000	3	3,003
Banco de Chile	Fixed term	Dollar	0.51%	02-05-2021	04-15-2021	2,000	2	2,002
Banco Itaú Corpbanca	Fixed term	Dollar	0.43%	02-16-2021	04-05-2021	3,000	2	3,002
Banco de Chile	Fixed term	Dollar	0.50%	02-16-2021	04-05-2021	3,000	2	3,002
Banco de Chile	Fixed term	Dollar	0.60%	03-03-2021	04-30-2021	1,000	1	1,001
Banco Santander	Fixed term	Dollar	0.63%	03-04-2021	05-04-2021	1,200	1	1,201
Scotiabank	Fixed term	Dollar	0.45%	03-04-2021	05-04-2021	2,000	1	2,001
Banco Santander	Fixed term	Dollar	0.65%	03-08-2021	05-14-2021	1,000	-	1,000
Banco Santander	Fixed term	Dollar	0.62%	03-09-2021	05-06-2021	1,000	-	1,000
Banco Santander	Fixed term	Dollar	0.62%	03-11-2021	05-07-2021	600	-	600
Banco Santander	Fixed term	Dollar	0.60%	03-16-2021	05-07-2021	2,000	-	2,000
Scotiabank	Fixed term	Dollar	0.40%	03-18-2021	05-10-2021	500	-	500
Banco Itaú Corpbanca	Fixed term	Dollar	0.54%	03-18-2021	05-10-2021	1,500	-	1,500
Banco de Chile	Fixed term	Dollar	0.51%	03-19-2021	05-10-2021	1,000	-	1,000
Banco Crédito e Inversiones	Fixed term	Dollar	0.17%	03-22-2021	05-11-2021	3,000	-	3,000
Banco Crédito e Inversiones	Fixed term	Dollar	0.21%	03-29-2021	05-12-2021	2,500	-	2,500
Banco de Chile	Fixed term	Dollar	0.45%	03-30-2021	05-10-2021	2,000	-	2,000
Banco Crédito e Inversiones	Fixed term	Dollar	0.21%	03-31-2021	05-10-2021	1,000	-	1,000
Scotiabank	Fixed term	Peso	3.00%	03-31-2021	04-07-2021	1,801	-	1,801
Banco Itaú Corpbanca	Fixed term	Dollar	2.45%	03-31-2021	06-26-2021	48	-	48
Total						53,153	19	53,172

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2020
						ThUS$	ThUS$	ThUS$
Banco Santander - Santiago	Fixed term	Dollar	0.35%	12-30-2020	03-30-2021	7,000	-	7,000
Scotiabank Sud Americano	Fixed term	Dollar	0.35%	11-30-2020	01-08-2021	1,500	1	1,501
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	2,000	1	2,001
Banco de Chile	Fixed term	Dollar	0.61%	11-30-2020	01-08-2021	3,500	1	3,501
Banco crédito e inversiones	Fixed term	Dollar	0.46%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-01-2020	01-15-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-02-2020	01-20-2021	2,500	1	2,501
Banco Santander - Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	1,000	-	1,000
Banco Santander - Santiago	Fixed term	Dollar	0.50%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.51%	12-09-2020	01-25-2021	6,000	1	6,001
Banco crédito e inversiones	Fixed term	Dollar	0.26%	12-14-2020	01-29-2021	500	-	500
Banco Estado	Fixed term	Dollar	0.14%	12-14-2020	01-29-2021	1,000	1	1,001
Scotiabank Sud Americano	Fixed term	Dollar	0.40%	12-14-2020	01-29-2021	1,500	-	1,500
Banco de Chile	Fixed term	Dollar	0.56%	12-14-2020	01-29-2021	5,000	1	5,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	01-01-2021	500	-	500
Banco Itaú Corpbanca	Fixed term	Dollar	0.68%	12-18-2020	02-01-2021	2,000	1	2,001
Banco crédito e inversiones	Fixed term	Dollar	0.20%	12-23-2020	02-05-2021	2,000	1	2,001
Banco Itaú Corpbanca	Fixed term	Dollar	0.40%	12-24-2020	02-08-2021	1,000	-	1,000
Banco Santander - Santiago	Fixed term	Dollar	0.26%	12-29-2020	01-08-2021	2,500	1	2,501
Banco Santander - Santiago	Fixed term	Dollar	0.15%	12-30-2020	02-12-2021	700	-	700
Banco Itaú Corpbanca	Fixed term	Peso	0.35%	12-29-2020	01-05-2021	3,798	-	3,798
BBVA Banco Francés	Fixed term	Dollar	1.80%	12-31-2020	03-06-2021	86	-	86
Total						51,584	11	51,595

Notes to the Consolidated Interim Financial Statements
March 31, 2021

10.6       Net Debt reconciliation

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 20.1.

Net debt	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Cash and cash equivalents	537,538	509,102
Other current financial assets	303,761	348,069
Other non-current financial hedge assets	31,780	37,276
Other current financial liabilities	(47,232)	(68,955)
Lease liabilities, current	(7,349)	(5,528)
Other non-current financial liabilities	(1,887,878)	(1,899,513)
Lease liabilities, non-current	(32,006)	(25,546)
Total	(1,101,386)	(1,105,095)

		From cash flow			Not from cash flow
Cash and cash equivalents	As of December 31, 2020	Amounts from loans	Amounts from interests	Other cash income/expenses	Hedging and non- hedging instruments	Exchange rate differences	Others	As of March 31, 2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(1,922,864)	7,518	20,458	-	-	1,708	(19,502)	(1,912,682)
Current and non-current lease liabilities	(31,074)	1,935	353	-	-	-	(10,569)	(39,355)
Financial instruments derived from hedging	(40,210)	(463)	2,634	-	13,547	-	3,021	(21,471)
Financial instruments derived from non-hedging	(5,395)	-	-	-	4,437	-	-	(958)
Current and non-current financial liabilities	(1,999,543)	8,990	23,445	-	17,984	1,708	(27,050)	(1,974,466)
Cash and cash equivalents	509,102	-	-	31,617	-	(3,181)	-	537,538
Deposits that do not qualify as cash and cash equivalents	345,459	-	-	(43,663)	-	(4,176)	(345)	297,275
Derivatives from hedge assets	37,277	-	(1,216)	12,958	(12,862)	-	(139)	36,018
Derivatives from other financial non-hedge assets	2,610	-	-	(3,343)	2,982	-	-	2,249
Total	(1,105,095)	8,990	22,229	(2,431)	8,104	(5,649)	(27,534)	(1,101,386)

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 11 Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material	7,092	10,694
Production supplies	31,303	31,007
Products-in-progress	503,628	487,830
Finished product	527,871	563,497
Total	1,069,894	1,093,028

As of March 31, 2021, and December 31, 2020, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 432,282 and ThUS$ 422,535, respectively (including products in progress).

As of March 31, 2021, bulk inventories recognized within work in progress and finished goods were ThUS$ 113,151 and ThUS$ 140,934 respectively.

As of March 31, 2021, and December 2020, inventory allowances recognized, amounted to ThUS$ 77,736 and ThUS$ 80,930, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.), (see Note 3.14).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Raw material and supplies for production	2,466	1,934
Products-in-progress	61,275	66,122
Finished product	13,995	12,874
Total	77,736	80,930

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements March 31, 2021

As of March 31, 2021, and December 31, 2020, movements in provisions are detailed as follows:

Conciliation	As of March 31, 2021	As of December 31,2020
	ThUS$	ThUS$
Beginning balance	80,930	88,174
Increase in Lower Value (1)	(3,284)	(5,404)
Additional Provision Differences of Inventory (2)	-	(704)
Increase / Decrease eventual differences and others (3)	438	1,244
Provision Used	(348)	(2,380)
Total changes	(3,194)	(7,244)
Final balance	77,736	80,930

(1)	There are three types of Lower Value Provisions: (a) Economic Realizable Lower Value, (b) Potential Inventory with Uncertain Future Use and (c) Reprocessing Costs of Off-Specification Products.
(2)	Provisions for Inventory Differences generated when physical differences are detected when taking inventory, which exceed the tolerance levels for this process.
(3)	This algorithm corresponds to the provision of diverse percentages based on the complexity in the measurement and rotation of stock, as well as standard differences based on previous results, as is the case with provisions relating to Commercial Offices.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements March 31, 2021

12.3	Detailed identification of related parties and subsidiaries

As of March 31, 201 and December 31, 2020, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
foreign	Nitrate Corporation of Chile Ltd.	United Kingdom	Dollar	Subsidiary
foreign	SQM North America Corp.	United States	Dollar	Subsidiary
foreign	SQM Europe N.V.	Belgium	Dollar	Subsidiary
foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	North American Trading Company	United States	Dollar	Subsidiary
foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQM Perú S.A.	Peru	Dollar	Subsidiary
foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
foreign	SQM France S.A.	France	Dollar	Subsidiary
foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
foreign	Comercial Caimán Internacional S.A.	Panama	Dollar	Subsidiary
foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
foreign	SQM Korea LLC	Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Interim Financial Statements March 31, 2021

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
foreign	Ajay North America	United States	Dollar	Associate
foreign	Ajay Europe SARL	France	Euro	Associate
foreign	Kore Potash PLC	United Kingdom	Dollar	Associate
foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
79.049.778-9	Callegari Agrícola S.A.	Chile	Peso	Other related parties
foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Real brazilian	Other related parties
foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties
foreign	Abu Dhabi Fertilizer Industries WWL (2)	Oman	United Arab Emirates dirham	Other related parties
foreign	International Technical and Trading Agencies CO WLL (2)	Jordan	United Arab Emirates dirham	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)	These Companies are subsidiaries of the joint venture Abu Dhabi Fertilizer Industries WWL Ltda. and therefore it absorbs these and takes responsibility of all of their assets and liabilities.

* The following entities were considered related parties as of December 31, 2020: Sichuan SQM Migao Chemical Fertilizers Co Ltd.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
76.389.727-3	Sociedad Periodística El Libero	Chile	Other related parties
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
10.581.580-8	Gonzalo Guerrero Yamamoto	Chile	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements March 31, 2021

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of March 31, 2021 and 2020, the detail of significant transactions with related parties is as follows

Tax ID No	Name	Nature	Country of origin	Transaction	As of March 31, 2021	As of March 31, 2020
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	Sale of products	-	4,055
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	8,735	8,483
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	-	1,168
Foreign	Ajay North America LL.C.	Associate	USA	Sale of products	7,621	7,991
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	-	191
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	13,089	205
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	-	2,544
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	-	226
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Sale of products	354	579
Foreign	Plantacote NV	Other related parties	Belgium	Sale of products	-	1,219
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	472	1,924
Foreign	Arpa Speciali S.R.L.	Other related parties	Italy	Sale of products	-	474
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dividends	-	1,910
Chile	Banco de Chile	Other related parties	Chile	Service provider	3,975
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service provider	505

Notes to the Consolidated Interim Financial Statements March 31, 2021

12.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of March 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A. R.L.	Associate	France	Euro	6,472	4,625
Foreign	Ajay North America LLC.	Associate	United States of America	Dollar	4,645	2,956
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	United Arab Emirates Dirham	595	595
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	6	6
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	24,363	24,335
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	17,586	24,205
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	236
Foreign	Pavoni & C SpA	Joint venture	Italy	Euro	1,780	1,095
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	56	84
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltd.	Joint venture	China	Dollar	-	4,464
Total					55,735	62,601

12.6	Trade payables due to related parties, current:

Tax ID No	Company	Nature	Country of origin	Currency	As of March 31, 2021	As of December 31, 2020
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	-	50
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	-	232
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Dollar	-	-
Foreign	Covalent Lithium Pty Ltd	Joint venture	Australia	Australian dollar	-	324
Total					-	606

12.7	Other disclosures:

Note 6 describes the remuneration of the Board of Directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 13 Financial instruments

13.1	Types of other current and non-current financial assets

Description of other financial assets	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Financial assets at amortized cost (1)	297,275	345,459
Derivative financial instruments
- For hedging	4,238	-
- Non-hedging (2)	2,248	2,610
Total other current financial assets	303,761	348,069
Financial assets at fair value through other comprehensive income (4)	1,968	14,569
Derivative financial instruments
- For hedging	31,780	37,276
Other financial assets at amortized cost	74	80
Total other non-current financial assets	33,822	51,925

Institution	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Banco de Crédito e Inversiones	152,955	185,589
Banco Santander (3)	46,202	45,168
Banco Itau Corpbanca	90,111	49,006
Banco Security	-	-
Banco de Chile	-	-
Banco Estado	-	-
Scotiabank Sud Americano	8,007	31,668
JP Morgan Asset Management	-	34,028
Total	297,275	345,459

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions:

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of March 31, 2021, and December 31, 2020 there were no margin calls.

(4)	During the first quarter of 2021, equity instruments classified at fair value through other comprehensive income were irrevocably sold for US$ 16,413. The cumulative amount of the movements in other comprehensive income from the date of acquisition to the date of sale was transferred to retained earnings.

Notes to the Consolidated Interim Financial Statements March 31, 2021

13.2       Trade and other receivables

	As of March 31, 2021			As of December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Trade and other receivables	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	398,844	-	398,844	313,265	-	313,265
Prepayments, current	27,537	-	27,537	19,900	-	19,900
Other receivables, current	23,339	11,445	34,784	32,041	11,165	43,206
Total trade and other receivables	449,720	11,445	461,165	365,206	11,165	376,371

See discussion about credit risk in Note 4.2.

	As of March 31, 2021			As of December 31, 2020
Trade and other receivables	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	411,145	(12,301)	398,844	327,586	(14,321)	313,265
Trade receivables, current	411,145	(12,301)	398,844	327,586	(14,321)	313,265
Prepayments, current	28,321	(784)	27,537	20,684	(784)	19,900
Other receivables, current	28,320	(4,981)	23,339	36,664	(4,623)	32,041
Current trade and other receivables	56,641	(5,765)	50,876	57,348	(5,407)	51,941
Other receivables, non-current	11,445	-	11,445	11,165	-	11,165
Non-current receivables	11,445	-	11,445	11,165	-	11,165
Total trade and other receivables	479,231	(18,066)	461,165	396,099	(19,728)	376,371

Notes to the Consolidated Interim Financial Statements March 31, 2021

(a)	Portfolio analysis

As of March 31, 2021, and December 31, 2020 the detail of the renegotiated portfolio is as follows:

As of March 31, 2021
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,522	388,437	15	80
1 - 30 days	97	14,657	5	164
31 - 60 days	9	657	9	130
61 - 90 days	5	44	3	52
91 - 120 days	3	32	-	-
121 - 150 days	2	16	-	-
151 - 180 days	3	2	-	-
181 - 210 days	3	105	1	40
211 - 250 days	1	74	5	14
>250 days	140	5,275	64	1,366
Total	1,785	409,299	102	1,846

As of December 31, 2020
Portfolio analysis
Past due segments	Number of customers with non-renegotiated portfolio	Gross non-renegotiated portfolio ThUS$	Number of customers with renegotiated portfolio	Gross renegotiated portfolio ThUS$
Current	1,281	301,939	23	179
1 - 30 days	119	12,140	8	60
31 - 60 days	12	1,226	-	-
61 - 90 days	5	159	-	-
91 - 120 days	5	1,448	1	41
121 - 150 days	2	2,384	2	2
151 - 180 days	3	1,398	4	12
181 - 210 days	1	-	2	5
211 - 250 days	3	2	6	114
>250 days	156	5,030	64	1,447
Total	1,587	325,726	110	1,860

Notes to the Consolidated Interim Financial Statements March 31, 2021

(b)	Estimate for doubtful accounts

	As of March 31, 2021
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	9%	35%	68%	93%	-	-
Total Gross Book Value	388,517	14,821	787	96	6,924	411,145	56,828
Deterioration Estimate	4,100	1,398	272	64	6,467	12,301	1,09

	As of December 31, 2020
	Trade accounts receivable days past due
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	Trade receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	1%	10%	39%	52%	79%	-	-
Total Gross Book Value	302,118	12,200	1,226	159	11,883	327,586	70,146
Deterioration Estimate	3,187	1,207	477	83	9,367	14,321	7,545

As of March 31, 2021, and December 31, 2020, movements in provisions are as follows:

Provisions	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Provision Impairment Accounts receivable at the beginning of the Period	27,273	32,707
(Decrease) increase impairment of accounts receivable	(1,240)	(4,684)
Use of Provision Applied to Accounts Receivable	(6,874)	(750)
Impairment of Accounts Receivable Provision at the end of the Period	19,159	27,273
(1) Trade and other Receivables Provision	12,301	14,321
(2) Current other Receivables Provision	5,765	5,407
(3) Provision Trade payables due to related parties, current	1,093	7,545
Recovery of Insurance	539	347
Impairment of Accounts Receivable Provision	19,159	27,273
Renegotiated Provision	1,542	1,728
Non-renegotiated Provision	17,617	25,545

Notes to the Consolidated Interim Financial Statements March 31, 2021

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. As of March 31, 2021, the notional amount of cash flows agreed upon in US dollars of the cross-currency swap contracts amounted to ThUS$ 549,117 (As of December 31, 2020 amounted to ThUS$ 565,295).

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of March 31, 2021
Hedging Assets	35,501	22,935	12,566
Hedging Liabilities	(15,635)	(12,701)	(2,934)
Underlying Debt Hedge	19,866	10,234	9,632
Underlying Investment Coverage as of March 31, 2021
Hedging Assets	517	871	(354)
Hedging Liabilities	(5,836)	(5,673)	(163)
Underlying Investments Hedge	(5,319)	(4,802)	(517)

Expressed in ThUS$	Assets / (Liabilities) Derivative Instrument	Total Realized	Hedging Reserve in Gross Equity
Hedging with debt as underlying as of December 31, 2020
Hedging Assets	37,276	24,428	12,848
Hedging Liabilities	(19,195)	(12,956)	(6,239)
Underlying Debt Hedge	(18,081)	11,472	6,609
Underlying Investment Coverage as of December 31, 2020
Hedging Assets	-	-	-
Hedging Liabilities	(21,004)	(20,626)	(378)
Underlying Investments Hedge	(21,004)	(20,626)	(378)

Hedging Effect in Profit and Equity for the period as of March 31, 2021	Variation Total	Result	Hedge Reserve Variation
Analysis Effect by Type of Coverage
Underlying Debt Hedge	1,785	(1,238)	3,023
Underlying Investments Hedge	15,685	15,824	(139)
Total hedging effect on profit or loss and equity in the period	17,470	14,586	2,884
Analysis Effect by type of asset
Hedging in Current and Non-Current Assets	(1,258)	(622)	(636)
Hedging in Current and Non-Current Liabilities	18,728	15,208	3,520
Total Hedge Effect in Profit or Loss and Equity for the period	17,470	14,586	2,884

Notes to the Consolidated Interim Financial Statements March 31, 2021

The balances in the “total realized” column consider the intermediate effects of the contracts in force from January 1 to March 31, 2021 and from January 1 to December 31, 2020.

Derivative contract maturities are detailed as follows:

	Contract amount
Series	ThUS$	Currency	Maturity date
H	126,994	UF	01/04/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028
Q	106,933	UF	06/01/2030

Effectiveness

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate and inflation financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same maturity dates of bond principal and interest payments.

Effectiveness tests have verified that hedges are effective as of the reporting date.

13.4       Financial liabilities

Other current and non-current financial liabilities

As of March 31, 2021, and December 31, 2020, the detail is as follows:

	As of March 31, 2021			As of December 31, 2020
Other current and non-current financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	319	69,435	69,754	82	69,376	69,458
Obligations with the public	34,906	1,808,022	1,842,928	36,781	1,816,626	1,853,407
Derivative financial instruments
For hedging	11,050	10,421	21,471	26,699	13,511	40,210
Non-Hedging	957	-	957	5,393	-	5,393
Total	47,232	1,887,878	1,935,110	68,955	1,899,513	1,968,468

Current and non-current bank borrowings

As of March 31, 2021, and 2020, the detail is as follows:

Current and non-current bank borrowings	As of March 31, 2021	As of December 31, 2020
	ThUS$	ThUS$
Current loans	319	82
Non-current loans	69,435	69,376
Current and non-current loans	69,754	69,458

Notes to the Consolidated Interim Financial Statements March 31, 2021

a)                   Bank borrowings, current:

As of March 31, 2021, and December 31, 2020, the detail of this caption is as follows:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Upon maturity	05/30/2023	1.00%	1.36%

Debtor	Creditor	Nominal amounts as of March 31, 2021			Current amounts as of March 31, 2021
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	319	319	-	319
Total		-	-	-	-	319	319	-	319

Debtor			Creditor
Tax ID No	Company	Country	Tax ID No	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	Foreign	Scotiabank Cayman	USA	US$	Upon maturity	05/30/2023	1.00%	1.36%

Debtor	Creditor	Nominal amounts as of December 31, 2020			Current amounts as of December 31, 2020
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	82	82	-	82
Total		-	-	-	-	82	82	-	82

Notes to the Consolidated Interim Financial Statements March 31, 2021

b)	Unsecured obligations, current:

As of March 31, 2021, and December 31, 2020, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	07/28/2021	US$	Semiannual	Upon maturity	1.76%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2021	US$	Semiannual	Upon maturity	1.08%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2021	US$	Semiannual	Upon maturity	3.59%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	07/22/2021	US$	Semiannual	Upon maturity	4.06%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	07/05/2021	UF	Semiannual	Semiannual	0.18%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	08/01/2021	UF	Semiannual	Upon maturity	2.15%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	07/15/2021	UF	Semiannual	Upon maturity	2.21%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2021	UF	Semiannual	Upon maturity	2.92%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of March 31, 2021			Carrying amounts of maturities as of March 31, 2021
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	-	1,914	1,914	-	1,914	1,914	(433)	1,481
SQM S.A.	Chile	MUS$300	5,377	-	5,377	5,377	-	5,377	(614)	4,763
SQM S.A.	Chile	MUS$450	7,650	-	7,650	7,650	-	7,650	(679)	6,971
SQM S.A.	Chile	MUS$400	-	3,258	3,258	-	3,258	3,258	(237)	3,021
SQM S.A.	Chile	H	-	16,350	16,350	-	16,350	16,350	(172)	16,178
SQM S.A.	Chile	O	-	383	383	-	383	383	(82)	301
SQM S.A.	Chile	P	-	831	831	-	831	831	(12)	819
SQM S.A.	Chile	Q	1,393	-	1,393	1,393	-	1,393	(21)	1,372
Total			14,420	22,736	37,156	14,420	22,736	37,156	(2,250)	34,906

Notes to the Consolidated Interim Financial Statements March 31, 2021

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2021	US$	Semiannual	Upon maturity	1.95%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2021	US$	Semiannual	Upon maturity	1.08%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2021	US$	Semiannual	Upon maturity	3.59%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2021	US$	Semiannual	Upon maturity	4.17%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2021	UF	Semiannual	Semiannual	0.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2021	UF	Semiannual	Upon maturity	2.24%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2021	UF	Semiannual	Upon maturity	2.37%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2021	UF	Semiannual	Upon maturity	2.92%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2020			Carrying amounts of maturities as of December 31, 2020
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	MUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	MUS$300	-	2,658	2,658	-	2,658	2,658	(614)	2,044
SQM S.A.	Chile	MUS$450	7,508	-	7,508	7,508	-	7,508	(679)	6,829
SQM S.A.	Chile	MUS$400	-	2,869	2,869	-	2,869	2,869	(237)	2,632
SQM S.A.	Chile	H	18,212	-	18,212	18,212	-	18,212	(172)	18,040
SQM S.A.	Chile	O	962	-	962	962	-	962	(82)	880
SQM S.A.	Chile	P	1,824	-	1,824	1,824	-	1,824	(12)	1,812
SQM S.A.	Chile	Q	-	350	350	-	350	350	(21)	329
Total			33,154	5,877	39,031	33,154	5,877	39,031	(2,250)	36,781

Notes to the Consolidated Interim Financial Statements March 31, 2021

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans as of March 31, 2021 and December 31, 2020:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	1.98%	1.36%

Debtor	Creditor	Nominal non-current maturities as of March 31, 2021				Carrying amounts of maturities as of March 31, 2021
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	-	70,000	-	70,000	-	70,000	(565)	69,435
Total		-	70,000	-	70,000	-	70,000	-	70,000	(565)	69,435

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	USA	USD	Maturity	1.98%	1.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2020				Carrying amounts of maturities as of December 31, 2020
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376
Total		-	70,000	-	70,000	-	70,000	-	70,000	(624)	69,376

Notes to the Consolidated Interim Financial Statements March 31, 2021

d)	Non-current unsecured interest-bearing bonds

The following table shows the details of “unsecured debentures that accrue non-current interest” as of March 31, 2021, and December 31, 2020:

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Company	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of March 31, 2021						Carrying amounts of maturities as of March 31, 2021
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,277)	248,773
MUS$300	-	300,000	-	-	-	300,000	-	300,000	-	-	-	300,000	(628)	299,372
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(4,851)	445,149
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,524)	393,476
H	-	-	-	-	118,467	118,467	-	-	-	-	118,467	118,467	(1,335)	117,132
O	-	-	-	-	61,085	61,085	-	-	-	-	61,085	61,085	(883)	60,202
P	-	-	-	-	122,669	122,669	-	-	-	-	122,669	122,669	(74)	122,095
Q	-	-	-	-	122,669	122,669	-	-	-	-	122,669	122,669	(346)	121,823
Total	-	300,000	250,000	-	1,273,890	1,823,890	-	300,000	250,000	-	1,273,890	1,823,890	(15,868)	1,808,022

Notes to the Consolidated Interim Financial Statements March 31, 2021

Debtor			Number of registration or			Currency or	Periodicity
Tax ID No.	Company	Country	ID of the instrument	Series	Maturity date	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	MUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	MUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.43%	3.63%
93.007.000-9	SQM S.A.	Chile	-	MUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.18%	4.25%
93.007.000-9	SQM S.A.	Chile	-	MUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.22%	4.25%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2020						Carrying amounts of maturities as of December 31, 2020
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	-	-	-	250,000	-	250,000	-	-	-	250,000	-	250,000	(1,336)	248,664
MUS$300	-	300,000	-	-	-	300,000	-	300,000	-	-	-	300,000	(781)	299,219
MUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(5,020)	444,980
MUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,582)	393,418
H	-	-	-	-	126,386	126,386	-	-	-	-	126,386	126,386	(1,378)	125,008
O	-	-	-	-	61,334	61,334	-	-	-	-	61,334	61,334	(904)	60,430
P	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(77)	122,591
Q	-	-	-	-	122,668	122,668	-	-	-	-	122,668	122,668	(352)	122,316
Total	-	300,000	-	250,000	1,283,056	1,833,056	-	300,000	-	250,000	1,283,056	1,833,056	(16,430)	1,816,626

Notes to the Consolidated Interim Financial Statements March 31, 2021

e)	Additional information

Bonds

the details of each issuance are as follows:

(i)	Series “H” bonds

On January 13, 2009, the Company placed the Series H bond for UF 4,000,000 (ThUS$ 139,216) at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.

On July 5, 2019, amortization of principal amounted to UF 181,818.18, (ThUS$ 7,494) with an associated cross currency swap hedge income of ThUS$ 439.

On January 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,787) with an associated cross currency swap hedge loss of ThUS$ 268.

On July 5, 2020, amortization of principal amounted to UF 181,818.18. (ThUS$ 6,509) with an associated cross currency swap hedge loss of ThUS$ 546.

On January 5, 2021, amortization of principal amounted to UF 181,818.18. (ThUS$ 7,518) with an associated cross currency swap hedge loss of ThUS$ 463.

See more details in Note 20.1

For the periods ended March 31, 2021, and December 31, 2020, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payments of interest, Series H bonds	3,458	6,601
CCS Coverage	817	2,575

(ii)	Single series bonds, second issue MUS$ 250

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$ 250,000, pursuant to Rule 144 -A and Regulation S of the Securities and Exchange Commission with a maturity of 10 years with an annual interest rate of 5.5%.

The Company paid the principal on April 21, 2020.

For the periods ended March 31, 2021 and December 31, 2020, the detail of payments charged to the line of single series bonds, second issue is as follows

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Interest payment	-	6,875

Notes to the Consolidated Interim Financial Statements March 31, 2021

(iii)	Series “O” bonds

On April 4, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

See more details in Note 20.1

For the periods ended March 31, 2021, and December 31, 2021, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest, Series O bonds	1,119	2,070
CCS Coverage	223	599

(iv)	Single series bonds, third issue MUS$ 300

On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.

For the periods ended March 31, 2021, and December 31, 2020, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	-	10,875

Notes to the Consolidated Interim Financial Statements March 31, 2021

(v)	Single series bonds, fourth issuance MUS $250

On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.

For the periods ended on March 31, 2021 and December 31, 2020, the following payments have been made.

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	5,469	10,938

(vi)	Series “P” bonds

The Company on March 31, 2008 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 year Bonds Line registered in the CMF Securities Registry under number 563.

The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.

For the periods ended on March 31, 2021 and December 31, 2020, the following payments and their associated CCS have been made:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest series P	1,912	3,534
CCS Coverage	1,593	3,439

Notes to the Consolidated Interim Financial Statements March 31, 2021

(vii)	Series Q bonds

On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2012 under number 700.

The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in Unidades de Fomento, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.

On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.

See more details in Note 20.1

For the years ended March 31, 2021 and December 31, 2020, the following payments have been made:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest series Q	-	3,769
CCS Coverage	-	1,021

(viii)	Single series fifth issue bonds ThUS$ 450,000

On May 7, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.

For the periods ended on March 31, 2021 and December 31, 2020, the following payments have been made:

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	-	19,125

(ix)	Single series sixth issue bonds MUS$ 400

On January 22, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.

Payments made	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Payment of interest	8,500	8,500

Notes to the Consolidated Interim Financial Statements
March 31, 2021

13.5       Trade and other payables

a)	Details trade and other payables

	As of March 31, 2021			As of December 31, 2020
Details trade and other payables	Current	Current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	193,065	-	193,065	203,346	-	203,346
Other accounts payable	562	-	562	587	-	587
Prepayments from customers	-	5,487	5,487	-	4,027	4,027
Total	193,627	5,487	199,114	203,933	4,027	207,960

As of March 31, 2021, and December 31, 2020, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of March 31, 2021
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	86,368	2,151	2,329	28	3	5,487	96,366
Services	42,297	509	18	1	80	-	42,905
Others	30,566	-	-	-	-	-	30,566
Total	159,231	2,660	2,347	29	83	5,487	169,837

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	111,323	1,947	123	31	5	4,027	117,456
Services	46,187	1,380	16	757	86	-	48,426
Others	29,325	7	-	-	-	-	29,332
Total	186,835	3,334	139	788	91	4,027	195,214

Suppliers past due on payments

	Amounts according to payment periods as of March 31, 2021
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	4,556	229	7,853	149	641	-	13,428
Services	1,298	146	7,204	168	1,201	-	10,017
Others	1,867	30	2,196	716	461	-	5,270
Total	7,721	405	17,253	1,033	2,303	-	28,715

	Amounts according to payment periods as of December 31, 2020
Type of Supplier	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
	Days	days	Days	days	days	days	ThUS$
Goods	1,305	59	47	39	517	-	1,967
Services	2,298	764	-	453	505	-	4,020
Others	3,258	150	371	118	2,275	-	6,172
Total	6,861	973	418	610	3,297	-	12,159

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of March 31, 2021, the Company has purchase orders amounting to ThUS$ 68,041 and ThUS$ 55,516 as of December 31, 2020.

Notes to the Consolidated Interim Financial Statements March 31, 2021

13.6 Financial asset and liability categories

a)     Financial Assets

	As of March 31, 2021			As of December 31, 2020
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	537,538	-	537,538	509,102	-	509,102
Trade receivables due from related parties at amortized cost	55,735	-	55,735	62,601	-	62,601
Financial assets measured at amortized cost	297,275	74	297,349	345,459	80	345,539
Loans and receivables measured at amortized cost	449,720	11,445	461,165	365,206	11,165	376,371
Total financial assets measured at amortized cost	1,340,268	11,519	1,351,787	1,282,368	11,245	1,293,613
Financial instruments for hedging purposes through equity	4,238	31,780	36,018	-	37,276	37,276
Financial instruments held for trading at through profit or loss	2,248	-	2,248	2,610	-	2,610
Financial assets classified as available for sale at fair value through equity	-	1,968	1,968	-	14,569	14,569
Total financial assets at fair value	6,486	33,748	40,234	2,610	51,845	54,455
Total financial assets	1,346,754	45,267	1,392,021	1,284,978	63,090	1,348,068

Notes to the Consolidated Interim Financial Statements March 31, 2021

b)              Financial Liabilities

	As of March 31, 2021			As of December 31, 2020
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	11,050	10,421	21,471	26,699	13,511	40,210
Held for trading at fair value through profit or loss	957	-	957	5,393	-	5,393
Financial liabilities at fair value through profit or loss	12,007	10,421	22,428	32,092	13,511	45,603
Bank loans	319	69,435	69,754	82	69,376	69,458
Obligations to the public	34,906	1,808,022	1,842,928	36,781	1,816,626	1,853,407
Lease Liabilities	7,349	32,006	39,355	5,528	25,546	31,074
Trade and other payables	193,627	5,487	199,114	203,933	4,027	207,960
Trade payables due to related parties	-	-	-	606	-	606
Total financial liabilities at amortized cost	236,201	1,914,950	2,151,151	246,930	1,915,575	2,162,505
Total financial liabilities	248,208	1,925,371	2,173,579	279,022	1,929,086	2,208,108

Notes to the Consolidated Interim Financial Statements March 31, 2021

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: using quoted prices (unadjusted) only in active markets.

(b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

(c)	Level 3: inputs for the asset or liability that are not based on observable market data.

Notes to the Consolidated Interim Financial Statements March 31, 2021

	As of March 31, 2021			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Book Value Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	537,538	537,538	-	-	537,538	-
Other current financial assets
- Time deposits	297,275	297,275	-	-	297,275	-
- Derivative financial instruments
- Forwards	-	-	1,181	-	1,181	-
- Options	-	-	1,067	-	1,067	-
- Hedging assets	-	-	3,721	-	3,721	-
- Inversions -Swaps	-	-	517	-	517	-
Non-current accounts receivable	11,445	11,445	-	-	-	-
Other non-current financial assets:
- Other	92	92	-	-	92	-
- Actions	-	-	8,238	8,238	-	-
- Hedging assets – Swaps	-	-	31,780	-	31,780	-
Other current financial liabilities
- Bank loans	319	319	-	-	319	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	789	-	789	-
- Options	-	-	168	-	168	-
- Hedging liabilities – Swaps	-	-	5,214	-	5,214	-
- Inversions -Swaps	-	-	5,836	-	5,836	-
- Unsecured obligations	34,906	34,906	-	-	34,906	-
- Current lease liabilities	7,349	7,349	-	-	7,349	-
Other non-current financial liabilities
- Bank loans	69,435	70,900	-	-	70,900	-
- Unsecured obligations	1,808,022	2,130,684	-	-	2,130,684	-
- Non-current hedging liabilities	-	-	10,421	-	10,421	-
- Non-current lease liabilities	32,006	32,322	-	-	32,322	-

Notes to the Consolidated Interim Financial Statements March 31, 2021

	As of December 31, 2020			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (informative)	Book Value Fair value	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	509,102	509,102	-	-	509,102	-
Other current financial assets
- Time deposits	345,459	345,459	-	-	345,459	-
- Derivative financial instruments
- Forwards	-	-	2,263	-	2,263	-
- Options	-	-	347	-	347	-
Non-current accounts receivable	11,165	11,165	-	-	-	-
Other non-current financial assets:
- Other	99	99	-	-	99	-
- Actions	-	-	14,549	14,549	-	-
- Hedging assets – Swaps	-	-	37,276	-	37,276	-
Other current financial liabilities
- Bank loans	82	82	-	-	82	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,614	-	4,614	-
- Options	-	-	780	-	780	-
- Hedging liabilities – Swaps	-	-	5,695	-	5,695	-
- Inversions -Swaps	-	-	21,004	-	21,004	-
- Unsecured obligations	36,781	36,781	-	-	36,781	-
- Current lease liabilities	5,528	5,528	-	-	5,528	-
Other non-current financial liabilities
- Bank loans	69,376	71,029	-	-	71,029	-
- Unsecured obligations	1,816,626	2,355,943	-	-	2,355,943	-
- Non-current hedging liabilities	-	-	13,511	-	13,511	-
- Non-current lease liabilities	25,546	26,027	-	-	26,027	-

Notes to the Consolidated Interim Financial Statements March 31, 2021

13.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Estimate of fair value for the record

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Ch/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.

Estimate of fair value for reporting purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), loans denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 14 Right-of-use assets and Lease liabilities

14.1 Right-of-use assets

Reconciliation of changes in right-of-use assets as of March 31, 2021, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024
Additions	-	681	-	10,067	-	-	-	-	-	-	-	4	10,752
Depreciation expenses	-	(867)	-	(764)	-	-	-	-	-	-	-	(432)	(2,063)
Other increases / decreases	-	-	-	-	-	-	-	-	-	-	-	(536)	(536)
Total changes	-	(186)	-	9,303	-	-	-	-	-	-	-	(964)	8,153
Closing balance	-	23,191	-	11,782	-	-	-	-	-	-	-	3,204	38,177

Reconciliation of changes in right-of-use assets as of December 31, 2020, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Office equipment	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Constructions in progress	Machinery, plant and equipment	Buildings, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	-	25,742	-	3,356	-	-	-	-	-	-	-	8,066	37,164
Additions	-	1,782	-	-	-	-	-	-	-	-	-	121	1,903
Depreciation expenses	-	(3,535)	-	(877)	-	-	-	-	-	-	-	(4,019)	(8,431)
Other increases / decreases	-	(612)	-	-	-	-	-	-	-	-	-	-	(612)
Total changes	-	(2,365)	-	(877)	-	-	-	-	-	-	-	(3,898)	(7,140)
Closing balance	-	23,377	-	2,479	-	-	-	-	-	-	-	4,168	30,024

The Company’s lease activities included the following aspects:

(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

14.2	Lease liabilities

Lease liabilities	As of March 31, 2021		As of December 31, 2020
	Current	Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	7,349	32,006	5,528	25,546
Total	7,349	32,006	5,528	25,546

i) Current and non-current lease liabilities

Debtor			Creditor
Tax ID No.	Company	Country	TAX ID No.	Supplier	Country	Contract indexation unit	Type of amortization	Maturity date	Effective rate
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	Chile	UF	Monthly	03-31-2025	5.39%
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinaria Astudillo y Hermanos Limitada	Chile	UF	Monthly	01-08-2026	2.89%
79.626.800-K	SQM Salar S.A.	Chile	76.146.110-9	Transportes, Construcción y Servicios Cribach Ltda	Chile	Peso	Monthly	09-01-2020	8.93%
79.626.800-K	SQM Salar S.A.	Chile	76.065.017-K	SKM Industrial Ltda.	Chile	Peso	Monthly	06-01-2022	8.93%
79.626.800-K	SQM Salar S.A.	Chile	96.862.140-8	Ameco Chile S.A.	Chile	Peso	Monthly	04-24-2021	4.07%
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	Chile	UF	Monthly	02-08-2030	3.10%
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda	Chile	UF	Monthly	08-26-2024	2.72%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-6	Containers Operators S.A.	Chile	UF	Monthly	12-31-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.729.932-K	SAAM Logistics S.A.	Chile	UF	Monthly	08-01-2022	0.81%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	Chile	UF	Monthly	07-06-2023	1.30%
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	Chile	UF	Monthly	05-01-2028	3.38%
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de Leasing Tattersall S.A.	Chile	UF	Monthly	05-24-2021	6.18%
Foreign	SQM North America Corp.	USA	Foreign	Paces West LL.	USA	Dollar	Monthly	12-31-2027	3.36%
Foreign	SQM North America Corp.	USA	Foreign	Hawkins Nunmber One, LLC	USA	Dollar	Monthly	08-31-2024	3.33%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexico	Dollar	Monthly	12-0-2026	3.45%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexico	Mexican Peso	Monthly	10-31-2023	7.84%
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Belgium	Euro	Monthly	03-31-2027	1.30%
Foreign	SQM Australia PTY	Australia	Foreign	The trust Company (Australia) Pty Ltd	Australia	Australian dollar	Monthly	01-31-2021	3.60%

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(a) As of March 31, 2021, and December 31, 2020, current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of March 31,2021			Amounts at amortized cost as of March 31, 2021
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	540	1,619	2,159	439	1,354	1,793
SQM Salar S.A.	Maquinaria Astudillo y Hermanos Limitada	100	300	400	87	266	353
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	203	607	810	186	578	764
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	356	1,084	1,440
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	165	502	667
Soquimich Comercial S.A.	Containers Operators S.A.	86	258	344	85	255	340
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	40	121	161
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	133	177	43	130	173
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	124	378	502
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	18	-	18	18	-	18
SQM North America Corp.	Paces West LL.	54	164	218	42	131	173
SQM North America Corp.	Hawkins Nunmber One, LLC	31	96	127	28	87	115
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	81	248	329
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	16	50	66
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	18	24
SQM Europe N.V.	Straatsburgdok N.V.	98	306	404	90	284	375
SQM Australia PTY	The trust Company (Australia) Pty Ltd	15	42	57	15	42	57
Total		2,159	6,435	8,594	1,821	5,528	7,349

Notes to the Consolidated Interim Financial Statements March 31, 2021

Debtor	Creditor	Nominal amounts as of December 31,2020			Amounts at amortized cost as of December 31, 2020
Company	Supplier	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	536	-	536	536	-	536
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	202	607	809	181	566	747
SQM Salar S.A.	Ameco Chile S.A.	135	-	135	134	-	134
SQM Industrial S.A.	El Trovador S.A.	466	1,399	1,865	353	1,076	1,429
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	180	540	720	164	498	662
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	41	124	165	54	107	161
Soquimich Comercial S.A.	Muelles de Penco S.A.	44	133	177	57	115	172
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	157	471	628	123	376	499
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	55	18	73	54	18	72
SQM North America Corp.	Paces West LL.	53	163	216	41	128	169
SQM North America Corp.	Hawkins Nunmber One, LLC	31	96	127	28	85	113
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	99	296	395	81	246	327
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	20	59	79	16	49	65
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	7	21	28	6	18	24
SQM Europe N.V.	Straatsburgdok N.V.	91	302	393	83	279	362
SQM Australia PTY	The trust Company (Australia) Pty Ltd	14	42	56	14	42	56
Total		2,131	4,271	6,402	1,925	3,603	5,528

Notes to the Consolidated Interim Financial Statements March 31, 2021

As of March 31, 2021, and December 31, 2020, the Non-current lease liabilities are analyzed as follows:

Debtor	Creditor	Nominal amounts as of March 31,2021				Amounts at amortized cost as of March 31, 2021
Company	Supplier	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	4,317	2,158	-	6,475	3,880	2,098	-	5,978
SQM Salar S.A.	Maquinaria Astudillo y Hermanos Limitada	800	734	-	1,534	738	714	-	1,452
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	135	-	-	135	134	-	-	134
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	5,439	14,763	3,016	4,885	5,197	13,098
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	240	-	1,681	1,388	239	-	1,627
Soquimich Comercial S.A.	Containers Operators S.A.	258	-	-	258	257	-	-	257
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	220	-	-	220	218	-	-	218
Soquimich Comercial S.A.	Muelles de Penco S.A.	237	-	-	237	235	-	-	235
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	732	3,870	1,056	1,721	717	3,494
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	455	735	195	1,385	383	679	192	1,254
SQM North America Corp.	Hawkins Nunmber One, LLC	265	56	-	321	252	56	-	308
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,053	-	1,842	695	1,004	-	1,699
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	124	-	-	124	116	-	-	116
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	45	-	-	45	42	-	-	42
SQM Europe N.V.	Straatsburgdok N.V.	816	1,350	-	2,166	771	1,323	-	2,094
SQM Australia PTY	The trust Company (Australia) Pty Ltd	-	-	-	-	-	-	-	-
Total		14,887	13,803	6,366	35,056	13,181	12,719	6,106	32,006

Notes to the Consolidated Interim Financial Statements March 31, 2021

Debtor	Creditor	Nominal amounts as of December 31,2020				Amounts at amortized cost as of December 31, 2020
		1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
Company	Supplier	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Salar S.A.	Empresa Constructora Contex Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	Transportes, Construcción y Servicios Cribach Ltda	-	-	-	-	-	-	-	-
SQM Salar S.A.	SKM Industrial Ltda.	337	-	-	337	330	-	-	330
SQM Salar S.A.	Ameco Chile S.A.	-	-	-	-	-	-	-	-
SQM Industrial S.A.	El Trovador S.A.	3,730	5,594	5,905	15,229	2,993	4,847	5,622	13,462
SQM Industrial S.A.	Sociedad Comercial Grandleasing Chile Ltda	1,441	420	-	1,861	1,379	417	-	1,796
Soquimich Comercial S.A.	SAAM Logistics S.A.	-	-	-	-	-	-	-	-
Soquimich Comercial S.A.	Muelles de Penco S.A.	262	-	-	262	163	96	-	259
Soquimich Comercial S.A.	Muelles de Penco S.A.	281	-	-	281	175	103	-	278
Soquimich Comercial S.A.	Inmobiliaria Chincui SPA	1,255	1,883	889	4,027	1,047	1,707	867	3,621
Soquimich Comercial S.A.	Compañía de Leasing Tattersall S.A.	-	-	-	-	-	-	-	-
SQM North America Corp.	Paces West LL.	452	730	258	1,440	377	668	253	1,298
SQM North America Corp.	Hawkins Nunmber One, LLC	263	90	-	353	249	89	-	338
SQM Comercial de México S.A. de C.V.	Onni Ensenada S.A. de C.V.	789	1,151	-	1,940	689	1,094	-	1,783
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	144	-	-	144	133	-	-	133
SQM Comercial de México S.A. de C.V.	Madol Inmobiliaria S.A. de C.V.	52	-	-	52	48	-	-	48
SQM Europe N.V.	Straatsburgdok N.V.	816	1,339	113	2,268	768	1,308	113	2,189
SQM Australia PTY	The trust Company (Australia) Pty Ltd	11	-	-	11	11	-	-	11
Total		9,833	11,207	7,165	28,205	8,362	10,329	6,855	25,546

Notes to the Consolidated Interim Financial Statements March 31, 2021

Other lease disclosures

Total lease expenses related to lease payments were ThUS$ 17,205 and ThUS$ 13,733 for the periods ended March 31, 2021 and 2020. See Note 24.8.

Expenses related to variable payments not included in lease liabilities were MUS$ 146 and MUS$ 274 for the periods ending March 31, 2021 and 2020.

Income from subleases on right-of-use assets were ThUS$ 38 and ThUS$ 55 as of March 31, 2021 and 2020, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 15	Intangible assets and goodwill

15.1	Balances

As of March 31, 2021
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	4,441
Mining rights	Finite	149,649
Water rights and rights of way	Indefinite	23,343
Customer-related intangible assets	Finite	-
Other intangible assets	Finite	180
Intangible assets other than goodwill		177,613
Goodwill	Indefinite	41,966
Total Intangible Asset		219,579

As of December 31, 2020
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	4,826
Mining rights	Finite	150,046
Water rights and rights of way	Indefinite	23,343
Customer-related intangible assets	Finite	-
Other intangible assets	Finite	192
Intangible assets other than goodwill		178,407
Goodwill	Indefinite	41,966
Total Intangible Asset		220,373

Notes to the Consolidated Interim Financial Statements March 31, 2021

a)	Movements in identifiable intangible assets as of March 31, 2021:

Gross Value	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	35,281	160,496	25,424	1,778	2,274	45,500	270,753
Additions	40	-	-	-	6	-	46
Other increases / decreases for foreign currency exchange rates	(2)	-	-	-	-	-	(2)
Decreases through sale	-	-	-	-	-	-	-
Other increases (decreases)	36	-	-	-	(1)	-	35
Total increases (decreases)	74	-	-	-	5	-	79
Closing balance	35,355	160,496	25,424	1,778	2,279	45,500	270,832

Accumulated amortization and impairment	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(30,455)	(10,450)	(2,081)	(1,778)	(2,082)	(3,534)	(50,380)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-
Other increases (decreases)	-	-	-	-	-	-	-
Impairment losses recognized in profit for the year	-	-	-	-	-	-	-
Amortization	(459)	(397)	-	-	(17)	-	(873)
Total increases (decreases)	(459)	(397)	-	-	(17)	-	(873)
Closing balance	(30,914)	(10,847)	(2,081)	(1,778)	(2,099)	(3,534)	(51,253)

Notes to the Consolidated Interim Financial Statements March 31, 2021

Net value	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in Identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	4,826	150,046	23,343	-	192	41,966	220,373
Additions	40	-	-	-	6	-	46
Amortization	(459)	(397)	-	-	(17)	-	(873)
Impairment losses recognized in profit for the year	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(2)	-	-	-	(1)	-	(3)
Decreases through sale	-	-	-	-	-	-	-
Other increases (decreases)	36	-	-	-	-	-	36
Total increases (decreases)	(385)	(397)	-	-	(12)	-	(794)
Closing balance	4,441	149,649	23,343	-	180	41,966	219,579

Movements in identifiable intangible assets as of December 31, 2020:

Gross Value	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	34,471	158,337	25,423	1,778	2,188	38,120	260,317
Additions	508	2,295	-	-	72	7,380	10,255
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	-	-	-	14	-	311
Total increases (decreases)	810	2,159	1	-	86	7,380	10,436
Closing balance	35,281	160,496	25,424	1,778	2,274	45,500	270,753

Notes to the Consolidated Interim Financial Statements March 31, 2021

Accumulated amortization and impairment	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(28,460)	(767)	(2,081)	(505)	(2,026)	(3,394)	(37,233)
Other increases / decreases for foreign currency exchange rates	-	-	-	-	-	-	-
Other increases (decreases)	-	(2)	-	-	-	-	(2)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Total increases (decreases)	(1,995)	(9,683)	-	(1,273)	(56)	(140)	(13,147)
Closing balance	(30,455)	(10,450)	(2,081)	(1,778)	(2,082)	(3,534)	(50,380)

Net value	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Customer-related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
Movements in Identifiable intangible assets	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	6,011	157,570	23,342	1,273	162	34,726	223,084
Additions	508	2,295	-	-	72	7,380	10,255
Amortization	(1,981)	(9,027)	-	(283)	(56)	-	(11,347)
Impairment losses recognized in profit for the year	(14)	(654)	-	(990)	-	(140)	(1,798)
Other increases / decreases for foreign currency exchange rates	5	-	1	-	-	-	6
Decreases through sale	-	(136)	-	-	-	-	(136)
Other increases (decreases)	297	(2)	-	-	14	-	309
Total increases (decreases)	(1,185)	(7,524)	1	(1,273)	30	7,240	(2,711)
Closing balance	4,826	150,046	23,343	-	192	41,966	220,373

Notes to the Consolidated Interim Financial Statements March 31, 2021

(b)       Movements in identifiable goodwill as of March 31, 2021:

Gross Value	Goodwill at the start of the period January 01, 2021	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
Movements in identifiable goodwill	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V.	7,370	-	-	-	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	45,500	-	-	-	45,500
Closing balance	45,500	-	-	-	45,500

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2021	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(320)	-	-	-	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,534)	-	-	-	(3,534)
Closing balance	(3,534)	-	-	-	(3,534)

Notes to the Consolidated Interim Financial Statements March 31, 2021

Net Value	Goodwill at the start of the period January 01, 2021	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
Movements in identifiable goodwill	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	-	-	-	-	-
Soquimich European Holding B.V.	11,383	-	-	-	11,383
SQM Holland B.V.	7,370	-	-	-	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	41,966	-	-	-	41,966
Closing balance	41,966	-	-	-	41,966

Movements in identifiable goodwill as of December 31, 2020

Gross Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	-	-	3,214
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	38,120	7,380	-	7,380	45,500
Closing balance	38,120	7,380	-	7,380	45,500

Notes to the Consolidated Interim Financial Statements March 31, 2021

Accumulated impairment Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	(3,214)	-	-	-	(3,214)
SQM S.A.	-	-	-	-	-
SQM Iberian S.A.	-	-	-	-	-
SQM Investment Corporation	-	-	-	-	-
Soquimich Comercial S.A.	(180)	-	(140)	(140)	(320)
Soquimich European Holding B.V.	-	-	-	-	-
SQM Holland B.V.	-	-	-	-	-
SQM Potasio S.A.	-	-	-	-	-
Total increases (decreases)	(3,394)	-	(140)	(140)	(3,534)
Closing balance	(3,394)	-	(140)	(140)	(3,534)

Net Value Movements in identifiable goodwill	Goodwill at the start of the period January 01, 2020	Additional recognition	Impairment losses recognized in profit or loss for the year (-)	Total increase (decrease)	Goodwill at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	-	-	-	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	140	-	(140)	(140)	-
Soquimich European Holding B.V.	11,373	10	-	10	11,383
SQM Holland B.V.	-	7,370	-	7,370	7,370
SQM Potasio S.A.	724	-	-	-	724
Total increases (decreases)	34,726	7,380	(140)	7,240	41,966
Closing balance	34,726	7,380	(140)	7,240	41,966

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 16      Property, plant and equipment

As of March 31, 2021, and December 31, 2020, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

	As of	As of
Description of types of property, plant and equipment	March 31, 2021	December 31, 2020
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,572	23,579
Buildings	245,652	239,666
Other property, plant and equipment	35,539	35,418
Transport equipment	2,693	2,880
Supplies and accessories	4,514	4,183
Office equipment	1,276	459
Network and communication equipment	1,190	1,272
Mining assets	44,270	47,052
IT equipment	3,909	4,083
Energy generating assets	4,645	4,878
Constructions in progress	476,653	486,345
Machinery, plant and equipment	903,704	887,504
Total	1,747,617	1,737,319
Property, plant and equipment, gross
Land	23,572	23,579
Buildings	718,692	705,089
Other property, plant and equipment	235,447	234,238
Transport equipment	13,030	13,030
Supplies and accessories	26,749	26,101
Office equipment	12,626	11,607
Network and communication equipment	9,012	8,951
Mining assets	194,562	194,562
IT equipment	29,716	29,629
Energy generating assets	38,540	38,540
Constructions in progress	476,653	486,345
Machinery, plant and equipment	3,359,574	3,304,061
Total	5,138,173	5,075,732
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(473,040)	(465,423)
Accumulated depreciation and impairment of other property, plant and equipment	(199,908)	(198,820)
Accumulated depreciation and impairment of transport equipment	(10,337)	(10,150)
Accumulated depreciation and impairment of supplies and accessories	(22,235)	(21,918)
Accumulated depreciation and impairment of office equipment	(11,350)	(11,148)
Accumulated depreciation and impairment of network and communication equipment	(7,822)	(7,679)
Accumulated depreciation and impairment of mining assets	(150,292)	(147,510)
Accumulated depreciation and impairment of IT equipment	(25,807)	(25,546)
Accumulated depreciation and impairment of energy generating assets	(33,895)	(33,662)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,455,870)	(2,416,557)
Total	(3,390,556)	(3,338,413)

Notes to the Consolidated Interim Financial Statements March 31, 2021

	As of March 31,	As of December 31,
Description of classes of property, plant and equipment	2021	2020
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	29,641	28,184
Conveyor Belt	20,256	20,117
Crystallizer	21,656	22,145
Plant Equipment	180,990	173,335
Tanks	18,385	15,367
Filter	42,306	35,553
Electrical equipment/facilities	100,974	93,937
Other Property, Plant & Equipment	53,866	49,930
Site Closure	30,388	36,828
Piping	102,590	102,578
Well	220,436	226,347
Pond	39,590	41,906
Spare Parts (1)	42,626	41,277
Total	903,704	887.504

(1)    The conciliation of the spare parts provision as of March 31, 2021 and December 2020 is as follows:

	As of March 31,	As of December 31,
Conciliation	2021	2020
	ThUS$	ThUS$
Opening balance	42,881	39,265
Increase in provisions	69	3,616
Closing balance	42,950	42,881

Notes to the Consolidated Interim Financial Statements March 31, 2021

16.2	Conciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of March 31, 2021 and December 31, 2020:

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of March 31, 2021, gross amount	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732
Additions	-	-	58	-	-	-	13	-	71	-	66,104	1,519	67,765
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	(7)	(16)	(1)	-	(1)	(1)	-	-	(2)	-	-	(16)	(44)
Reclassifications	-	13,659	1,205	-	649	1,020	48	-	18	-	(74,302)	63,007	5,304
Other increases (decreases)	-	(40)	(53)	-	-	-	-	-	-	-	(1,494)	(8,997)	(10,584)
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(7)	13,603	1,209	-	648	1,019	61	-	87	-	(9,692)	55,513	62,441
Closing balance	23,572	718,692	235,447	13,030	26,749	12,626	9,012	194,562	29,716	38,540	476,653	3,359,574	5,138,173

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of March 31, 2021, accumulated depreciation	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)
Changes
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(7,551)	(2,008)	(187)	(310)	(182)	(96)	(2,782)	(310)	(233)	-	(36,297)	(49,956)
Impairment	-	-	-	-	-	-	-	-	-	-	-	2,908	2,908
Increase (decrease) in foreign currency translation difference	-	7	1	-	2	-	-	-	2	-	-	10	22
Reclassifications	-	(112)	919	-	(9)	(20)	(47)	-	47	-	-	(6,082)	(5,304)
Other increases (decreases) (1)	-	39	-	-	-	-	-	-	-	-	-	148	187
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(7,617)	(1,088)	(187)	(317)	(202)	(143)	(2,782)	(261)	(233)	-	(39,313)	(52,143)
Closing balance	-	(473,040)	(199,908)	(10,337)	(22,235)	(11,350)	(7,822)	(150,292)	(25,807)	(33,895)	-	(2,455,870)	(3,390,556)

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of March 31, 2021, net amount	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319
Additions	-	-	58	-	-	-	13	-	71	-	66,104	1,519	67,765
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(7,551)	(2,008)	(187)	(310)	(182)	(96)	(2,782)	(310)	(233)	-	(36,297)	(49,956)
Deterioration	-	-	-	-	-	-	-	-	-	-	-	2,908	2,908
Increase (decrease) in foreign currency translation difference	(7)	(9)	-	-	1	(1)	-	-	-	-	-	(6)	(22)
Reclassifications	-	13,547	2,124	-	640	1,000	1	-	65	-	(74,302)	56,925	-
Other increases (decreases) (1)	-	(1)	(53)	-	-	-	-	-	-	-	(1,494)	(8,849)	(10,397)
Decreases for classification as held for sale (2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	(7)	5,986	121	(187)	331	817	(82)	(2,782)	(174)	(233)	(9,692)	16,200	10,298
Closing balance	23,572	245,652	35,539	2,693	4,514	1,276	1,190	44,270	3,909	4,645	476,653	903,704	1,747,617

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment”, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale. These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, gross amount	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	666,027	257,247	12,143	25,531	11,441	8,009	161,619	28,693	38,495	375,316	3,142,461	4,750,602
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	(33,048)	-	(1)	-	-	-	-	-	-	(149)	(33,198)
Increase (decrease) in foreign currency translation difference	22	49	2	1	5	-	-	-	12	-	-	53	144
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases)	(27)	5,996	(181)	-	(4)	-	(2)	-	(53)	-	(4,751)	35,017	35,995
Decreases for classification as held for sale	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	39,062	(23,009)	887	570	166	942	32,943	936	45	111,029	161,600	325,130
Closing balance	23,579	705,089	234,238	13,030	26,101	11,607	8,951	194,562	29,629	38,540	486,345	3,304,061	5,075,732

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, accumulated depreciation	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	(438,854)	(224,602)	(9,457)	(20,952)	(11,021)	(7,346)	(138,445)	(24,334)	(32,497)	-	(2,273,188)	(3,180,696)
Changes
Disposals	-	-	33,048	-	1	-	-	-	-	-	-	148	33,197
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Impairment	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	-	(20)	(2)	(1)	(4)	(1)	-	-	(10)	-	-	(28)	(66)
Reclassifications	-	-	-	-	-	-	-	-	-	-	-	-	-
Other increases (decreases) (1)	-	253	41	-	3	-	2	-	52	-	-	248	599
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(26,569)	25,782	(693)	(966)	(127)	(333)	(9,065)	(1,212)	(1,165)	-	(143,369)	(157,717)
Closing balance	-	(465,423)	(198,820)	(10,150)	(21,918)	(11,148)	(7,679)	(147,510)	(25,546)	(33,662)	-	(2,416,557)	(3,338,413)

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
Reconciliation of changes in property, plant and equipment by class as of December 31, 2020, net amount	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	23,620	227,173	32,645	2,686	4,579	420	663	23,174	4,359	5,998	375,316	869,273	1,569,906
Additions	-	838	278	-	82	33	386	-	429	-	319,192	987	322,225
Disposals	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)
Depreciation expense	-	(26,779)	(7,284)	(692)	(966)	(126)	(335)	(9,065)	(1,242)	(1,165)	-	(134,230)	(181,884)
Deterioration	-	(23)	(21)	-	-	-	-	-	(12)	-	-	(9,507)	(9,563)
Increase (decrease) in foreign currency translation difference	22	29	-	-	1	(1)	-	-	2	-	-	25	78
Reclassifications	-	32,179	9,940	886	488	133	558	32,943	548	45	(203,412)	125,692	-
Other increases (decreases) (1)	(27)	6,249	(140)	-	(1)	-	-	-	(1)	-	(4,751)	35,265	36,594
Decreases for classification as held for sale (2)	(36)	-	-	-	-	-	-	-	-	-	-	-	(36)
Total changes	(41)	12,493	2,773	194	(396)	39	609	23,878	(276)	(1,120)	111,029	18,231	167,413
Closing balance	23,579	239,666	35,418	2,880	4,183	459	1,272	47,052	4,083	4,878	486,345	887,504	1,737,319

(1) The net balance of “Other increases (Decreases)” corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate;, (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles”, (v) Provisions related to the investment plan and assets associated to closing the site.

(2) The Company classifies as non-current held for sale property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

Notes to the Consolidated Interim Financial Statements March 31, 2021

16.3 Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of IAS 23.

Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	As of March 31, 2021	As of March 31, 2020
Costs of capitalized interest	ThUS$	ThUS$
Capitalized interest rate	4%	4%
Amount of costs for interest capitalized in ThUS$	2,905	2,229

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 17 Other current and non-current non-financial assets

As of March 31, 2021, and December 31, 2020, the detail of “Other Current and Non-current Assets” is as follows:

	As of March 31, 2021	As of December 31, 2020
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	20,716	18,107
Foreign Value Added Tax	7,065	7,785
Prepaid mining licenses	7,056	1,025
Prepaid insurance	6,480	10,307
Other prepayments	1,697	946
Refund of Value Added Tax to exporters	19,098	14,316
Other taxes	4,887	4,499
Other assets	501	414
Total	67,500	57,399

	As of March 31, 2021	As of December 31, 2020
Other non-financial assets, non-current	ThUS$	ThUS$
Exploration and evaluation expenses (1)	18,178	17,883
Guarantee deposits	722	731
Other assets	3,410	3,428
Total	22,310	22,042

(1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type.

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2021, and December 31, 2020:

	As of March 31, 2021	As of December 31, 2020
Conciliation	ThUS$	ThUS$
Opening balance	17,883	18,654
Change in assets for exploration and evaluation of mineral resources
Additions	-	-
Short term reclassifications	343	(526)
Increase (decrease) due to transfers and other charges	(48)	(245)
Total changes	295	(771)
Total	18,178	17,883

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Mineral resource exploration and evaluation expenditure

Given the nature of operations of the SQM Group and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)          Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are classified in accordance with Note 3.22.

For exploration purposes in Chile relating to caliche and brine exploration are ThUS$ 16,765 and ThUS$ 14,265 as of March 31, 2021 and December 31, 2020, respectively both are in the Property, Plant and Equipment caption as construction in progress.

For Australia (Mt Holland), total disbursements corresponding to construction in progress (which includes exploration disbursements) amount to ThUS$ 51,609 as of March 31, 2021, and ThUS$ 50,127 as of December 31, 2020.

(b)          Economically feasible: Disbursements corresponding to caliche exploration, wherein the study concluded that its economic feasibility is viable, are classified under “Non-Current Assets in Other Non-current Non-Financial Assets”, The balance as of March 31, 2021, is ThUS$ 6,576 and as of December 31, 2020, it is ThUS$ 6,576.

At March 31, 2021, ThUS$ 4,460 corresponding to advanced metallic exploration are also presented under the heading "Other Non-Current Non-Financial Assets", and as of December 31, 2020, it is ThUS$ 4,296.

For the exploration of the Salar de Atacama, the associated assets correspond to wells that can be used both in monitoring and exploitation of the Salar, Therefore, once the studies are concluded, these are classified as “Non-current Assets” in “Properties, Plants and Equipment”, assigning them a technical useful life of 10 years.

(c)          Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of March 31, 2021, and December 31, 2020 there were no disbursements for this concept.

(d)          In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is exploited in the following 12 months is presented as “Current Assets” in the “Process Inventories”, the remaining portion is classified as “Other Non-current Non-Financial Assets”.

As of March 31, 2021, the amount in “Process Inventories”, is ThUS$ 980 and the balance as of December 31, 2020 for this concept is ThUS$ 1,318, while in the item “Other Non-current Non-Financial Asset” as of March 31, 2021 is ThUS$ 7,142 and as of December 31, 2020 is ThUS$ 7,011.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 18	Employee benefits

18.1	Provisions for employee benefits

	As of March 31, 2021	As of December 31, 2020
Classes of benefits and expenses by employee	ThUS$	ThUS$

Current
Profit sharing and bonuses	1,693	7,770
Performance bonds and operational targets	4,797	1,326
Total	6,490	9,096
Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	29,283	32,199
Total	29,283	32,199

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements March 31, 2021

18.3 Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

(a)	Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4 Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM NA offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

Notes to the Consolidated Interim Financial Statements March 31, 2021

18.5	Staff severance indemnities

As of March 31, 2021, and December 31, 2020, severance indemnities calculated at the actuarial value are as follows:

	As of March 31, 2021	As of December 31, 2020
Staff severance indemnities	ThUS$	ThUS$
Opening balance	(32,199)	(27,814)
Current cost of Service	(1,000)	(3,804)
Interest cost	(381)	(1,486)
Actuarial gain/loss	3,259	(2,826)
Exchange rate difference	412	(1,513)
Benefits paid during the year	626	5,244
Total	(29,283)	(32,199)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of March 31, 2021	As of December 31, 2020	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	4.50%	3.65%
Voluntary retirement rate:
Men	6.49%	6.49%	Annual
Women	6.49%	6.49%	Annual
Salary increase	3.00%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of March 31, 2021, and December 31, 2020, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

	Effect + 100 basis points	Effect - 100 basis points
Sensitivity analysis as of December 31, 2020	ThUS$	ThUS$
Discount rate	(1,985)	2,234
Employee turnover rate	(261)	291

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statements March 31, 2021

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160 of the Labor Code.

(a)	Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

(b)	Plan participants

A total of 29 Company executives are entitled to this compensation plan. They are entitled to receive this benefit amounting to US$ 8.0 million, provided they remain with the Company until a certain date: a) a 2021 bonus will be paid in equal parts at the end of each of the four quarters of 2021. It will be paid during the quarter following the quarter in which the benefit is earned, and b) a 2022 bonus will be paid in the first quarter of 2023.

(c)	Compensation

The compensation payable to each executive is calculated by multiplying:

i)	the average price of the series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, in its US dollar equivalent (with a value of US$ 41.93 per share).

ii)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on September 30, 2020.

The plan that was in place on December 31, 2020 considered 177,905 and 188,740 shares, for 2021. The effects on the income statement are equivalent to an expense of ThUS$ 2,169 and ThUS$ 96 in the income statement for the years ending March 31, 2021 and 2020.

Share options exercised up to March 31, 2021 were 40,379.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	As of March 31, 2021			As of December 31, 2020
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	8,483	1,213	9,696	8,905	1,260	10,165
Provision for dismantling, restoration and rehabilitation cost (2)	-	52,852	52,852	-	61,265	61,265
Other provisions (3)	92,910	20	92,930	95,261	92	95,353
Total	101,393	54,085	155,478	104,166	62,617	166,783

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(3) See Note 19.2

Notes to the Consolidated Interim Financial Statements March 31, 2021

19.2	Description of other provisions

	As of March 31, 2021	As of December 31, 2020
Current provisions, other short-term provisions	ThUS$	ThUS$
Rent under Lease contract (1)	89,092	85,167
Provision for additional tax related to foreign loans	772	740
End of agreement bonus	1,420	8,159
Directors’ per diem allowance	1,094	698
Miscellaneous provisions	532	497
Total	92,910	95,261

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and requires an increase in the lease payments by increasing the lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride. This agreement has been amended since it was signed, and it is reasonable to expect that it will continue to be amended as mutually agreed by the parties.

Additionally, SQM Salar commits to contribute to research and development efforts, as well as to the communities in close proximity to the Salar de Atacama and provide a percentage of total annual sales of SQM Salar to regional development.

SQM Salar commits to contribute between US$10.8 million and US$18.9 million per year to research and development efforts, between US$10 to US$15 million per year to the communities in close proximity to the Salar de Atacama, and 1.7% of total annual sales of SQM Salar to regional development.

Notes to the Consolidated Interim Financial Statements March 31, 2021

19.3	Other non-financial liabilities, Current

	As of March 31, 2021	As of December 31, 2020
Description of other liabilities	ThUS$	ThUS$
Tax withholdings	1,625	1,208
VAT payable	4,739	1,642
Guarantees received	2,636	2,636
Accrual for dividend	63,870	8,027
Monthly tax provisional payments	12,132	8,407
Deferred income	18,547	6,435
Withholdings from employees and salaries payable	6,272	5,017
Accrued vacations (1)	22,867	24,003
Other current liabilities	1,212	3,580
Total	133,900	60,955

(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statements March 31, 2021

19.4	Changes in provisions

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
as of March 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	10,165	61,265	95,353	166,783
Changes
Additional provisions	-	161	18,004	18,165
Provision used	(422)	-	(20,424)	(20,846)
Increase(decrease) in foreign currency exchange	(47)	-	(3)	(50)
Others	-	(8,574)	-	(8,574)
Total Increase (decreases)	(469)	(8,413)	(2,423)	(11,305)
Total	9,696	52,852	92,930	155,478

Description of items that gave rise to variations	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Others provisions	Total
as of December 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	14,924	33,238	97,093	145,255
Changes
Additional provisions	62,922	30,974	60,685	154,581
Provision used	(67,685)	-	(59,939)	(127,624)
Increase(decrease) in foreign currency exchange	4	-	(2,486)	(2,482)
Others	-	(2,947)	-	(2,947)
Total Increase (decreases)	(4,759)	28,027	(1,740)	21,528
Total	10,165	61,265	95,353	166,783

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 20 Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1.5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s management controls capital management based on the following ratios:

Capital Management	As of March 31, 2021	As of December 31, 2020	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	1,062,031	1,074,020	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	5.12	5.40	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	8.80%	7.79%	Profit for the year divided by Total Equity	LTM(2) Profit for the year / Equity
Adjusted EBITDA (ThUS$)	165,087	579,765	Adjusted EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	168,714	524,650	EBITDA	Profit for the year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	10.31%	9.83%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(LTM Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investments)
Indebtedness	0.49	0.50	Total Liabilities on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records with the exception of exchange differences.

Notes to the Consolidated Interim Financial Statements March 31, 2021

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments bases on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

20.2 Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0, with respect to the Series H, Series O and Series Q bonds. This ratio was redefined at the Bondholders' Meeting held in September 2020, as the result of dividing Net Financial Debt by the company's Total Equity. Previously it had been defined as Total Liabilities divided by Equity, and the limit for this ratio was 1.44, with a prepayment option for bondholders if this ratio rose above 1.2. As of March 31, 2021, this ratio was 0.49.

The financial restrictions with respect to the bonds issued by the Company for the periods ended March 31, 2021 and December 31, 2020 are as follows.

Financial restrictions (member)
As of March 31, 2021	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	Debt/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.44
Indicator or ratio determined by the company	0.49	0.49	0.49	1.23
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions (member)
As of March 31, 2021	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)	Financial restrictions (member)
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	Debt/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.44
Indicator or ratio determined by the company	0.5	0.5	0.5	1.23
Fulfilled YES/NO	yes	yes	yes	yes

Notes to the Consolidated Interim Financial Statements March 31, 2021

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company is also committed to provide quarterly financial information.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At March 31, 2021, the Group hold 648 Series A shares treasury shares.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Detail of capital classes in shares:

As of March 31, 2021, the Company has placed share issues in the market as described in note 1.7:

	As of March 31, 2021		As of December 31, 2020
Type of capital in preferred shares	Series A	Series B	Series A	Series B

Description of type of capital in shares
Number of authorized shares	142,819,552	120,426,953	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,426,953	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,426,953	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	345,071	134,750	342,636
Total number of subscribed shares	142,819,552	120,426,953	142,819,552	120,376,972

20.4	Disclosures on reserves in Equity

As of March 31, 2021, and December 31, 2020, this caption comprises the following:

	As of March 31, 2021	As of December 31, 2020
Disclosures on reserves in equity	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(10,077)	(11,569)
Reserve for cash flow hedges (2)	6,595	4,491
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	449	6,872
Reserve for actuarial gains or losses in defined benefit plans (4)	(6,335)	(8,680)
Other reserves	16,266	16,318
Total	6,898	7,432

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances as of January 1, 2020	(25,745)	9,879	(2,683)	(11,482)	1,992	392	(662)	14,086	(12,870)	(1,353)	(14,223)
Increase	15,732	-	-	3,858	430	11,885	(3,180)	2,121	33,596	(2,750)	30,846
Decrease	(1,556)	(3,706)	1,001	(2,903)	(575)	(2,101)	538	111	(10,155)	964	(9,191)
As of December 31, 2020	(11,569)	6,173	(1,682)	(10,527)	1,847	10,176	(3,304)	16,318	10,571	(3,139)	7,432
Increase	2,636	2,882	-	3,229	5	3,812	-	-	12,559	5	12,564
Decrease	(1,144)	-	(778)	(18)	(871)	-	(471)	(52)	(1,214)	(2,120)	(3,334)
Total other comprehensive income and other reserves	(10,077)	9,055	(2,460)	(7,316)	981	13,988	(3,775)	16,266	21,916	(5,254)	16,662
Reclassification to retained earnings	-	-	-	-	-	(13,375)	3,611	-	(13,375)	3,611	(9,764)
Balances as of March 31, 2021	(10,077)	9,055	(2,460)	(7,316)	981	613	(164)	16,266	8,541	(1,643)	6,898

(1) See details on reserves for foreign currency translation differences on conversion in Note 26, letter b).

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

	As of March 31, 2021	As of December 31, 2020
Subsidiary – Associate	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Abu Dhabi Fertilizer Industries WWL	455	455
Kore Potash PLC	3,349	3,414
Vitas Fzco.	(231)	(244)
Total	15,822	15,874
Other derivative reserves of the acquisition of subsidiaries, which was already under Company ownership at the acquisition date (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Total Other reserves	16,266	16,318

20.5       Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must distribute dividends in accordance with the policy determined in the shareholder's meeting held each year, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2020

Company’s dividend policy for the 2020 business year was agreed upon by the Board of Directors on March 25, 2020 and later modified after the extraordinary shareholders’ meeting held on September 29, 2020. The current dividend policy establishes the following:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)	80% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)	60% of the profit for 2020 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

(iv)	If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2020 net income.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(b)	Distribute and pay only one interim dividend during 2020, which will be charged against the aforementioned final dividend and that will be charged to the retained earnings reflected in the consolidated interim financial statements as of March 31, 2020, the percentage distributed shall be determined per the financial parameters expressed in letter a) above. It is recorded that on May 19, 2020 the Company's Board of Directors agreed to distribute and pay an interim dividend equivalent to US$ 0.17092 per share, charged to the Company's 2020 retained earnings. Said amount was paid in its equivalent in Chilean pesos according to the official exchange rate on May 29, 2020 (the “Interim Dividend”).

(c)	The Board of Directors will not approve the payment of other interim dividends charged against the 2020 net income.

(d)	At the ordinary general shareholders’ meeting that will be held in 2021, the Board of Directors shall propose a final dividend pursuant to the percentages in financial parameters described in in letter a) above discounting the Special Dividend and Interim Dividend. If the amount is equal to or less than the amount of the sum of the Special Dividend (see more details in Note 20.5) and the Interim Dividend, If the amount equivalent to the percentage of the 2020 fiscal year profits to be distributed in accordance with (a) above is equal to or less than the sum of the Special Dividend and the Interim Dividend, then no additional amount will be distributed and the Interim Dividend will be understood to be paid as a definitive dividend. In any case, the final dividend may not be less than the mandatory minimum dividend that corresponds in accordance with Chilean law or the Company bylaws.

(e)	If there is an excess of net income in 2020, this may be retained and assigned or allocated for financing its own operations, to one or more investment projects of the Company, notwithstanding a future distribution of special dividends charged to the retained earnings previously approved at the shareholders’ meeting, or the possible and future capitalization of all or part of the latter.

(f)	The payment of additional dividends is not considered.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

It is expressly stated that the dividend policy described above corresponds to the intention of the Board of Directors, and the compliance of it shall depend on the net income that the Company ultimately obtains, as well as the results of projections that could periodically impact the Company, or to the existence of determined conditions that may affect it, as applicable. If the dividend policy exposed by the Board of Directors suffers a substantial change, the Company must communicate it as an essential fact.

The Company has approved a new dividend policy for 2021, see note 29.2.

20.6       Interim and provisional dividends

On March 29, 2021, the Board of Directors agreed to recommend to the Annual General Shareholders' Meeting held on April 23, 2021, the payment of a balance amounting to US$ 0.01660 per share, to complete the minimum dividend under Corporation Law of US$ 0.18752, in accordance with the dividend policy reported as an essential fact on August 25, 2020.

The balance of the final dividend for 2020 was paid to shareholders on May 7, 2021.

20.7       Potential and provisional dividends

Dividends discounted from equity from January to March 2021 and 2020 were the following:

	As of March 31, 2021	As of December 31, 2020
Dividends	ThUS$	ThUS$
Ajay SQM Chile S.A. Dividends	-	556
Ajay SQM Chile S.A Payable Dividend	-	682
Soquimich Comercial S.A. Potential Dividend	-	5,904
Soquimich Comercial S.A. Payable Dividend	1,465	2,976
Non-controlling interests	1,465	10,118
Interim dividend	-	44,986
Potential dividend	-	100,000
Dividends payable	54,378	4,369
Owners of the Parent	54,378	149,355
Dividends discounted from equity for the period	55,843	159,473

Notes to the Consolidated Interim Financial Statements

March 31, 2021

Note 21	Contingencies and restrictions

In accordance with note 19.1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(b)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(c)	In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, for an approximate amount of MUS$ 36. On May 17, 2018, district judge Gary Klausner ruled in favor of SQM NA following the jury verdict. On February 6, 2020, the United States Court of Appeals for the Ninth Circuit demanded a retrial before the District Court, which has been postponed until August 3, 2021.

(d)	In December 2010, the city of Lindsay in California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers, the trial is currently suspended.

(e)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged extracontractual liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately MUS$ 1.2. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, which will make a determination on the motion for appeal and cassation brought about on behalf of the plaintiff.

(f)	On October 2015, Tyne and Wear Pension Fund represented by the Council of the Borough of South Tyneside acting as lead plaintiff presented a claim against the Company with the US Federal Court of the Southern District of New York for potential damages to ADS Holders in the Company due to alleged noncompliance with the securities regulation in the United States. For more information, see Note 21.6.

(g)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM (arbitration and mediation center) rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to MUS$ 3. The arbitration is currently in the evidence stage.

Notes to the Consolidated Interim Financial Statements

March 31, 2021

(h)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.5.

(i)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to MUS$ 1.2.

(j)	On June 24, 2019, the company Servicios Logísticos Integrales Inversol SpA filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of the salt transport contract. The trial is currently in the evidence stage. The amount of the claim is close to MUS$ 7.

(k)	In April 2019, the company Fennix Industrial SpA filed a claim against SQM Salar with the First Civil Court of Concepción for controversies resulting from the execution of a civil works and electromechanical assembly contract. The trial is currently in the discussion stage. The amount of the claim is approximately ThUS$ 770. On December 18, 2020, the parties mutually agreed to terminate this lawsuit.

(l)	The company Arrigoni Ingeniería y Construcción S.A. filed a claim in November 2019 against SQM Salar in arbitration court under CAM rules, requesting the conclusion of the Works Contract known as “Expansion of Lithium Carbonate Plant Phase II.” The trial is currently in the evidence stage. The amount of the claim is close to MUS$ 14,6.

(m)	The Company has initiated an arbitration process against the company Sierra Gorda S.C.M. due to controversies originating from the Mining, Royalties and Other Sales Contract dated December 16, 2011. Sierra Gorda S.C.M. has filed counterclaims against the Company. The process has concluded its discussion stage. The counterclaims filed against the Company amount to MUS$ 46.

(n)	On January 7, 2021, the Company Ocaña y Vega Limited ha solicitado arbitraje en contra de la Sociedad para reclamar indemnización de perjuicios asociados a término anticipado de dos contratos de construcción. La cuantía del arbitraje solicitado asciende aproximadamente a ThUS$ 377.

(o)	On January 25, 2021has filed for arbitration against the Company to claim damages associated with the early termination of two construction contracts. The arbitration amount requested is approximately, SQM Nitratos, SQM Industrial, SQM Salar y SQM Potasio, ThUS$ 732.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Notes to the Consolidated Interim Financial Statements

March 31, 2021

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately MUS$ 1.2.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Environmental contingencies

The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Antofagasta Environmental Court, to then make a determination regarding approval or rejection. If a new compliance program is not approved by the SMA, or if approved and legally challenged and rendered null and void by the Chilean courts, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to MUS$9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

21.3	Tax Contingencies

On August 26, 2016, SQM Salar filed a tax claim before the Third Tax and Customs Court of the Metropolitan Region against settlements 169, 170, 171 and 172 by the Chilean IRS, which extend the application of specific mining tax to lithium exploitation for the 2012, 2013 and 2014 tax years. The disputed amount is approximately US$17.8 million. On November 28, 2018, the Third Tax and Customs Court rejected the claim, and the case was transferred to the Santiago Court of Appeals, following an appeal filed by SQM Salar.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No. 207 and ruling No. 156, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately MUS$14.4, of this, MUS$ 7.0 corresponding to the overcharge. On November 28, 2018, the Third Tax and Customs Court accepted SQM Salar's claim against the overcharge by the IRS and rejected the claim for the remaining part. The case is now with the Santiago Court of Appeals due to the appeal filed by SQM Salar.

On October 17, 2019, the IRS recognized the overcharge of MUS$ 5.8, while the difference of MUS$ 1.2, is for corporate income tax plus associated interest and will be reimbursed at the end of the trial.

SQM Salar filed inapplicability requirements with the Constitutional Court in the grounds of unconstitutionality with respect to article 64 bis of the Income Tax Law, with relation to two groups of previous tax claims. On June 18, 2020, the Constitutional Court rejected the requirements after reaching a tie vote among the members of this court, corresponding to its knowledge from the Santiago Court of Appeals.

On September 30, 2020, the Chilean IRS notified SQM Salar of settlements 65 and 66 for differences in the calculation of specific mining tax with respect to tax years 2017 and 2018, totaling close to US$ 19.5 million and US$ 22.1 million, respectively, plus interest for both periods totaling US$ 22.3 million. On October 30, 2020, SQM Salar paid these settlements totaling US$ 63.9 million, including interest, which include an estimated overcharge of US$ 17.7 million, including interest. SQM Salar will fail a claim against these settlements in the next few months.

Notes to the Consolidated Interim Financial Statements

March 31, 2021

As of the reporting date, a total of US$ 96.1 million has been paid in specific taxes associated with lithium. The Company reported this as US$ 90.3 million in non-current tax assets, covering settlements with respect to tax years 2012 to 2018 including an overcharge of US$ 18.8 million, and as US$ 5.8 million in recoverable taxes.

The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the tax years 2019, 2020 and 2021. If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering these years. Tax is estimated at US$ 43.7 million for 2018 to March 2021, excluding interest and penalties and net of corporate income tax.

The Company continues to actively and resolutely defend its interests.

21.4	Contingencies regarding to the Contracts with Corfo:

On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Contract for the Salar de Atacama Project between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.

In the event that the annulment claim is approved for the Salar de Atacama Project Contract, SQM Salar may be prevented from exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

21.5	Contingencies related to the Class Action lawsuit

Since October 2015, a consolidated class action lawsuit has been pending against the Company before the District Court for the Southern District of New York of the United States, plenary case Villella v. Chemical and Mining Company of Chile, Inc., 1: 15-cv-02106 -ER (SDNY). The consolidated lawsuit alleges that certain statements made by the Company between September 30, 2010, and June 18, 2015, mainly in documents filed with the SEC and in Company press releases, were materially false and this constitutes a violation of Section 10 (b) of the Securities Exchange Act and of the correlative Standard 10b-5. Specifically, the consolidated lawsuit challenges certain statements issued by the Company associated with its compliance with or implementation of the laws and regulations that regulate it, the effectiveness of its internal controls, the adoption of a code of ethics consistent with SEC requirements, of its income or revenue and taxes paid, and of the applicable accounting standards On November 11, 2020, the Company reached an agreement that contains a summary of binding terms for concluding the trial. The agreement will conclude the action of the plaintiffs and under this, the Company agreed to pay the amount of MUS$ 62.5. The settlement was approved on April 26, 2021 by the New York court hearing the lawsuit.

21.6	Contingencies associated with conflicts between shareholders of the Abu Dhabi Fertilizer Industries Company

Due to differences between shareholders of the company Abu Dhabi Fertilizer Industries Company, diverse lawsuits have arisen that may result in claims against SQM Corporation N.V. and by this company against the other shareholders. These disputes may materially affect the value of the investment of the Company in Abu Dhabi Fertilizer Industries Company. At this time, it is not possible to quantify the amounts of these claims.

21.7	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total amount owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda on a daily basis. As of March 31, 2021, the guarantee amounts to ThUS$ 722.

Notes to the Consolidated Interim Financial Statements

March 31, 2021

21.8	Securities obtained from third parties

The main security received (exceeding ThUS$ 100) from third parties to guarantee Soquimich Comercial S.A. their compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$ 10,000 and ThUS$ 10,114 on March 31, 2021 and December 31, 2020 respectively; which is detailed as follows:

		As of	As of
		March 31,	December 31,
Grantor	Relationship	2021	2020
		ThUS$	ThUS$
Ferosor Agrícola S.A.	Unrelated Third party	5,542	5,626
Tattersall Agroinsumos S.A.	Unrelated Third party	2,000	2,000
Covepa SPA	Unrelated Third party	693	703
Johannes Epple Davanzo	Unrelated Third party	309	314
Hortofrutícola La Serena	Unrelated Third party	302	303
Com. Serv Johannes Epple Davanz	Unrelated Third party	402	408
Juan Luis Gaete Chesta	Unrelated Third party	187	190
Arena Fertilizantes y Semillas	Unrelated Third party	208	211
Vicente Oyarce Castro	Unrelated Third party	228	229
Bernardo Guzmán Schmidt	Unrelated Third party	129	130
Total		10,000	10,114

21.9	Indirect guarantees

As of December 31, 2020, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 22	Lawsuits and complaints

As of March 31, 2021, there are no lawsuits or complaints.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 23	Environment

23.1	Disclosures of disbursements related to the environment

Environmental protection, respect for human rights and overall impact on sustainability are ongoing concerns of the Company, both in its productive processes and throughout the supply chain. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy and human rights policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030.

ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020.

iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.

iv)	Stimulate more and better instances for dialog with the communities near the operations.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a “zone saturated with MP10 Particles” mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the “Decontamination Plan for Tocopilla” was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port, these measures have been timely implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena (ME) and the Nueva Victoria plant (NV). This effort is being accompanied by outreach activities for the community and development of sites of interest.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development. In order to do so, it acts both individually and in conjunction with private and public entities.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

23.2	Detailed information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of March 31, 2021 for the concept of investments in production processes, verification and control of compliance with ordinances and laws related to industrial processes and facilities amounted to ThUS$ 5,316 and are detailed as follows:

Notes to the Consolidated Interim Financial Statements March 31, 2021

Accumulated expenses as of March 31, 2021

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	2,650	03-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	135	03-31-2021
SQM S.A.	01-I017600 - Regularization of Hazardous Substances Decree	Environmental processing	Expense	13	01-06-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	317	03-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	8	03-31-2021
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	47	03-16-2021
SQM S.A.	01-I030700 - Permisos Sectoriales EIA Proyect TEA	Environmental processing	Expense	12	03-16-2021
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	10	02-08-2021
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	305	03-31-2021
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	Environmental processing	Assets	17	03-19-2021
SQM S.A.	01-I041400 - EIA New ponds and stockpiles at Sur Viejo	Environmental processing	Expense	21	03-24-2021
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	Environmental processing	Assets	17	03-16-2021
SQM S.A.	01-P010400 - Adaptation of dispatch warehouse PV	Environmental processing	Assets	3	02-18-2021
SQM S.A.	01-S014200 - Projections	Environmental processing	Expense	4	02-11-2021
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	40	03-12-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency - Rec.	Sustainability: Environment and Risk Prevention	Assets	5	03-04-2021
SQM Industrial S.A.	04-I038200 - Well water efficiency 2	Sustainability: Environment and Risk Prevention	Assets	140	03-22-2021
SQM Industrial S.A.	04-I038600 - Monitoring extractions NV	Sustainability: Environment and Risk Prevention	Assets	137	03-26-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	37	02-18-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	26	03-23-2021
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	Environmental processing	Expense	48	03-31-2021
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	64	01-12-2021
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	308	03-16-2021
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	33	02-28-2021
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	Sustainability: Environment and Risk Prevention	Assets	29	03-31-2021
SIT S.A.	03-T010500 - Hydrocarbon detection system at Tocopilla port	Sustainability: Environment and Risk Prevention	Assets	54	02-15-2021
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	56	02-27-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	7	03-31-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	12	02-12-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	2	03-11-2021
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	246	03-31-2021
SQM Salar S.A.	19-L021700 - Upgrade RH y MA 2019	Environmental processing	Expense	21	02-23-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators, trafos. 2020	Sustainability: Environment and Risk Prevention	Assets	20	03-31-2021
SQM Salar S.A.	19-L025800 - Normalization of Administration System	Sustainability: Environment and Risk Prevention	Assets	6	03-31-2021
SQM Salar S.A.	19-L026900 - Cameras and lighting at finished product plants	Environmental processing	Assets	19	03-31-2021
SQM Salar S.A.	19-L030200 - Removal and disposal of non- hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	90	02-28-2021
SQM Salar S.A.	19-L030700 - Electrification of wells, second stage	Sustainability: Environment and Risk Prevention	Assets	17	03-31-2021
Subtotal				4,976

Notes to the Consolidated Interim Financial Statements March 31, 2021

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Disbursement
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	54	03-29-2021
SQM Salar S.A.	19-S016200 - Acquisiton of Hardware - Software	Sustainability: Environment and Risk Prevention	Assets	4	03-30-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	3	02-25-2021
SQM Salar S.A.	19-S016400 - Implementation Acquiere Environmental DB	Sustainability: Environment and Risk Prevention	Assets	3	03-11-2021
SQM Salar S.A.	19-S016700 - Improvements understanding reload	Sustainability: Environment and Risk Prevention	Assets	65	03-25-2021
SQM Nitratos S.A.	12-I039000 - Adapting warehouse for hazardous substances at Mina Oeste	Environmental processing	Assets	37	03-31-2021
Minera Búfalo	20-A008200 – Búfalo proyect stage 1	Environmental processing	Expense	68	03-18-2020
Orcoma Estudios Spa	15-I039100 – Sectorial permits and compliance with environmental commitments EIA Orcoma proyect	Environmental processing	Expense	87	03-16-2021
SQM Potasio S.A.	14-I039400 - Adapting tank at Iris	Environmental processing	Assets	10	03-23-2021
SQM Potasio S.A.	14-I039800 - Adequacy of the IRIS hazardous substances warehouse	Environmental processing	Assets	9	03-17-2021
Subtotal				340
Total				5,316

Notes to the Consolidated Interim Financial Statements March 31, 2021

Committed expenses for future periods as of March 31, 2021

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	9,325	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	Sustainability: Environment and Risk Prevention	Expense	534	12-31-2021
SQM S.A.	01-I017400 - Development of Pintados and deposit	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	57	12-31-2021
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	994	12-31-2021
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	Sustainability: Environment and Risk Prevention	Expense	284	12-31-2021
SQM S.A.	01-I030700 - EIA Project Sector Permits	Environmental processing	Expense	54	12-31-2021
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	29	12-31-2021
SQM S.A.	01-I038400 - Update hydrogeological model	Sustainability: Environment and Risk Prevention	Expense	125	12-31-2021
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	Environmental processing	Assets	711	12-31-2021
SQM S.A.	01-I039700 - Adapting Pond Substances	Environmental processing	Assets	634	12-31-2021
SQM S.A.	01-I041400 - Llamara sanction process	Environmental processing	Gasto	379	12-31-2021
SQM S.A.	01-P010300 - Adapting pond substances	Environmental processing	Assets	588	12-31-2021
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	Environmental processing	Assets	441	12-31-2021
SQM S.A.	01-S015900 - SQM Sustainability	Environmental processing	Expense	60	12-31-2021
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec. N.V. I	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2021
SQM Industrial S.A.	04-I038200 - Well Water Efficiency N.V. II	Sustainability: Environment and Risk Prevention	Assets	411	12-31-2021
SQM Industrial S.A.	04-I038600 - Extraction monitoring N.V.	Sustainability: Environment and Risk Prevention	Assets	103	12-31-2021
SQM Industrial S.A.	04-J013500 - Handling equipment associated with PCBs	Sustainability: Environment and Risk Prevention	Expense	305	12-31-2021
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	71	12-31-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	171	12-31-2021
SQM Industrial S.A.	04-J017200 - Assurance Availability S	Sustainability: Environment and Risk Prevention	Assets	7	12-31-2021
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	248	12-31-2021
SQM Industrial S.A.	04-J022800 - Adaptation light pollution	Sustainability: Environment and Risk Prevention	Assets	257	12-31-2021
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	Environmental processing	Assets	762	12-31-2021
SQM Industrial S.A.	04-M003900 - Revocation PDME	Sustainability: Environment and Risk Prevention	Expense	47	12-31-2021
SQM Industrial S.A.	04-M004300 - Reduction of Industrial Waste	Sustainability: Environment and Risk Prevention	Expense	286	12-31-2021
SQM Industrial S.A.	04-P010200 - PV Heap Project (DIA)+ Studies	Sustainability: Environment and Risk Prevention	Expense	275	12-31-2021
SIT S.A.	03-T009900 - Air quality monitoring system Tocopilla	Sustainability: Environment and Risk Prevention	Assets	82	12-31-2021
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	96	12-31-2021
SQM Salar S.A.	19-C006800 - Renovation lighting towers - – Salar del Carmen plant	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2021
SQM Salar S.A.	19-C008600 - Asphalting plants at Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	312	12-31-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Environmental processing	Assets	82	12-31-2021
Subtotal				17,888

Notes to the Consolidated Interim Financial Statements March 31, 2021

Committed expenses for future periods as of March 31, 2021

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name Associated with Disbursement	Reason for Disbursement	Expense	ThUS$	Disbursement
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and Others	Sustainability: Environment and Risk Prevention	Expense	34	12-31-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	39	12-31-2021
SQM Salar S.A.	19-L019800 - Paleoclimate Study Iberia	Sustainability: Environment and Risk Prevention	Expense	35	12-31-2021
SQM Salar S.A.	19-L020000 - Improvement of Operational Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2021
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	70	12-31-2021
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2021
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	224	12-31-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators	Sustainability: Environment and Risk Prevention	Assets	110	12-31-2021
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers at Plant MOP G III	Environmental processing	Assets	20	12-31-2021
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	459	12-31-2021
SQM Salar S.A.	19-L029800 - Adapting to DS43	Environmental processing	Assets	175	12-31-2021
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	70	12-31-2021
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	100	12-31-2021
SQM Salar S.A.	19-L030700 - Electrification of wells, second stage	Sustainability: Environment and Risk Prevention	Assets	55	12-31-2021
SQM Salar S.A	19-S013400 - Online monitoring	Sustainability: Environment and Risk Prevention	Expense	268	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	23	12-31-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	36	12-31-2021
SQM Salar S.A.	19-S016400 - Implementation Acquiere BD Amb	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2021
SQM Salar S.A.	19-S016500 - Incorporation of IA prediction test models	Sustainability: Environment and Risk Prevention	Assets	12	12-31-2021
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding in SdA	Sustainability: Environment and Risk Prevention	Assets	16	12-31-2021
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2021
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	43	12-31-2021
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance EIA Orcoma Proyect	Environmental processing	Expense	627	12-31-2021
Minera Búfalo	20-A008200 - Metallic Project Buffalo Stage 1	Environmental processing	Expense	21	12-31-2021
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	610	12-31-2021
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	322	12-31-2021
Subtotal				3,610
Total				21,498

Notes to the Consolidated Interim Financial Statements March 31, 2021

Accumulated expenses as of December 31, 2020

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	10,376	06-30-2020
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	4	11-12-2020
SQM S.A.	01-I017600 - Regularization of Substances Decree	Environmental processing	Expense	121	10-22-2020
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Assets	-	03-31-2020
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	791	12-31-2020
SQM S.A.	01-I028200 - EIA Llamara	Environmental processing	Expense	722	12-30-2020
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	593	12-31-2020
SQM S.A.	01-I030700 - Sector Permits EIA Project	Environmental processing	Expense	280	11-20-2020
SQM S.A.	01-I035800 - Sustainability DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	20	11-03-2020
SQM S.A.	01-I038400 - Update hydrogeological model	Sustainability: Environment and Risk Prevention	Gasto	76	12-31-2020
SQM S.A.	01-I039600 - New warehouse iodine stock NV	Environmental processing	Assets	54	13-31-2020
SQM S.A.	01-P010400 - Adequacy of office cellar PV	Environmental processing	Assets	16	13-06-2020
SQM S.A.	01-S014200 – Proyect	Environmental processing	Gasto	63	10-01-2020
SQM S.A.	01-S015900 - Sustainability SQM	Environmental processing	Gasto	975	10-26-2020
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V.	Sustainability: Environment and Risk Prevention	Assets	133	07-10-2020
SQM Industrial S.A.	04-I025000 - Re-drilling Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	1	08-29-2020
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec	Sustainability: Environment and Risk Prevention	Assets	123	07-30-2020
SQM Industrial S.A.	04-I038200 - Well Water Efficiency 2	Sustainability: Environment and Risk Prevention	Assets	79	12-31-2020
SQM Industrial S.A.	04-I038600 - Monitoring Extractions NV	Sustainability: Environment and Risk Prevention	Assets	15	12-24-2020
SQM Industrial S.A.	04-J012200 - DIA and regularisation of wells CS	Environmental processing	Assets	-	02-25-2020
SQM Industrial S.A.	04-J015200 - Implement Economizers	Sustainability: Environment and Risk Prevention	Assets	-	09-25-2020
SQM Industrial S.A.	04-J015700 - Update closure plans	Sustainability: Environment and Risk Prevention	Expense	83	12-31-2020
SQM Industrial S.A.	04-J015800 - Other sectoral regularisations	Sustainability: Environment and Risk Prevention	Expense	42	09-24-2020
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	109	07-02-2020
SQM Industrial S.A.	04-J022700 - DIA Integración Faena Coya Sur	Environmental processing	Expense	87	12-31-2020
SQM Industrial S.A.	04-J022800 - Adequacy of light pollution	Sustainability: Environment and Risk Prevention	Assets	48	11-30-2020
SQM Industrial S.A.	04-J023700 - Regularisation Decree Hazardous Substances	Environmental processing	Assets	35	11-20-2020
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	Sustainability: Environment and Risk Prevention	Expense	77	12-31-2020
SQM Industrial S.A.	04-P010200 - PV Piles Project (DIA)+ Study	Sustainability: Environment and Risk Prevention	Expense	57	11-24-2020
SQM Salar S.A.	19-C006800 - Renovation of lighting towers	Sustainability: Environment and Risk Prevention	Assets	19	09-07-2020
SQM Salar S.A.	19-C008600 - Asphalting plants Salar del Carmen	Sustainability: Environment and Risk Prevention	Assets	432	12-30-2020
SQM Salar S.A.	19-L014700 - Industrial Waste Handling	Sustainability: Environment and Risk Prevention	Expense	45	09-30-2020
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	26	11-13-2020
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	1	12-31-2020
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	14	07-16-2020
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	11	12-31-2020
SQM Salar S.A.	19-L021700 - Improvement of RH and MA 2019	Environmental processing	Expense	40	12-30-2020
Total				15,568

Notes to the Consolidated Interim Financial Statements March 31, 2021

Parent Company			Asset /	Disbursement	Exact or Estimated Date of
or Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	Disbursement
SQM Salar S.A.	19-L023200 - urveying equipment 2019	Sustainability: Environment and Risk Prevention	Assets	3	03-18-2020
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	51	12-13-2020
SQM Salar S.A.	19-L025600 - Purchase of Generators, Miscellaneous	Sustainability: Environment and Risk Prevention	Assets	62	12-31-2020
SQM Salar S.A.	19-L025800 - Standardization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	14	12-31-2020
SQM Salar S.A.	19-L026800 - Removal of old Dryers in MOP G III Plant	Environmental processing	Assets	20	12-22-2020
SQM Salar S.A.	19-S013400 - On-Line Monitoring	Sustainability: Environment and Risk Prevention	Expense	363	12-15-2020
SQM Salar S.A.	19-S016200 - Acquisition of Hardware - Software	Sustainability: Environment and Risk Prevention	Assets	8	11-30-2020
SQM Salar S.A.	19-S016300 - 2020 Consultancy	Sustainability: Environment and Risk Prevention	Assets	33	11-30-2020
SQM Salar S.A.	19-S016400 - Implementation Acquisition of BD Amb.	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2020
SQM Salar S.A.	19-S016700 – Improved understanding of reloading	Sustainability: Environment and Risk Prevention	Assets	49	12-31-2020
Orcoma Estudios Spa	15-I039100 - Sectoral Permitting and Compliance Amb.	Environmental processing	Expense	252	12-31-2020
Minera Búfalo	20-A008200 - Buffalo Project	Environmental processing	Expense	61	11-19-2020
SQM Potasio S.A.	14-I039800 - Adequacy of IRIS Hazardous Substances Warehouse	Environmental processing	Assets	9	12-06-2020
Subtotal				929
Total				16,497

Notes to the Consolidated Interim Financial Statements March 31, 2021

Future expenses as of December 31, 2020

Parent Company or			Asset /	Disbursement	Exact or Estimated Date of
Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	12,276	12-31-2021
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	42	12-31-2021
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	108	12-31-2021
SQM S.A.	01-I018700 - Salar de Llamara Sanction Process	Environmental processing	Assets	-	12-31-2021
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Assets	5	12-31-2021
SQM S.A.	01-I028300 - Implementation of PDC 2019	Sustainability: Environment and Risk Prevention	Expense	332	12-31-2021
SQM S.A.	01-I030700 - Sectorial Permits EIA Project Tente en el Aire	Environmental processing	Expense	66	12-31-2021
SQM S.A.	01-I031300 - DIA Actualization RCA TEA	Environmental processing	Expense	369	12-31-2021
SQM S.A.	01-I035800 - Substantiation DS43 Phase 2	Sustainability: Environment and Risk Prevention	Assets	39	12-31-2021
SQM S.A.	01-I038400 - Hydrogeological model update	Sustainability: Environment and Risk Prevention	Expense	124	12-31-2021
SQM S.A.	01-I039600 - New Warehouse Stock Iodine NV	Environmental processing	Assets	606	12-31-2021
SQM S.A.	01-I039700 - Substance Pond Adaptation	Environmental processing	Assets	380	12-31-2021
SQM S.A.	01-P010300 - Adequacy of substance tanks	Environmental processing	Assets	355	12-31-2021
SQM S.A.	01-P010400 - Adaptation of PV dispatch warehouse	Environmental processing	Assets	294	12-31-2021
SQM S.A.	01-S014200 - Proyecta	Environmental processing	Expense	7	12-31-2021
SQM S.A.	01-S015900 – SQM Sustainability	Environmental processing	Expense	155	12-31-2021
SQM Industrial S.A.	04-I025000 - Re-drilling Well 2PL-2	Sustainability: Environment and Risk Prevention	Expense	127	12-31-2021
SQM Industrial S.A.	04-I032600 - Well Water Efficiency – Rec.	Sustainability: Environment and Risk Prevention	Assets	27	12-31-2021
SQM Industrial S.A.	04-I038200 - Well Water Efficiency 22	Sustainability: Environment and Risk Prevention	Assets	551	12-31-2021
SQM Industrial S.A.	04-I038600 - Monitoring Extractions NV	Sustainability: Environment and Risk Prevention	Assets	240	12-31-2021
SQM Industrial S.A.	04-J015200 - Implementation Economizers	Sustainability: Environment and Risk Prevention	Assets	30	12-31-2021
SQM Industrial S.A.	04-J015700 - Update of Closure Plans	Sustainability: Environment and Risk Prevention	Expense	17	12-31-2021
SQM Industrial S.A.	04-J015800 - Other Sector Regulatory Measures	Sustainability: Environment and Risk Prevention	Expense	120	12-31-2021
SQM Industrial S.A.	04-J017200 - Guarantee availability S	Sustainability: Environment and Risk Prevention	Assets	32	12-31-2021
SQM Industrial S.A.	04-J019900 - Provisional Access to Cerro Domina	Sustainability: Environment and Risk Prevention	Expense	4	12-31-2021
SQM Industrial S.A.	04-J022700 - DIA Integration of the Coya Sur mine site	Environmental processing	Expense	296	12-31-2021
SQM Industrial S.A.	04-J022800 - Adjustment of Light Pollution	Sustainability: Environment and Risk Prevention	Assets	321	12-31-2021
SQM Industrial S.A.	04-J023700 - Regularisation of SQM Industrial Hazardous Substances Decree	Environmental processing	Assets	615	12-31-2021
SQM Industrial S.A.	04-M004300 - Reducción de Residuos Industriales	Sustainability: Environment and Risk Prevention	Expense	173	12-31-2021
SQM Industrial S.A.	04-P010200 - PV Piles Project (EIS)+ Study	Sustainability: Environment and Risk Prevention	Expense	275	12-31-2021
SIT S.A.	03-T009900 - Air Quality Monitoring System Tocopilla	Sustainability: Environment and Risk Prevention	Assets	82	12-31-2021
SIT S.A.	03-T010500 - Hydrocarbon Detection System Tocopilla Port	Sustainability: Environment and Risk Prevention	Assets	75	12-31-2021
SQM Salar S.A.	19-C006800 - Renovation of lighting tower park	Sustainability: Environment and Risk Prevention	Assets	2	12-31-2021
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	89	12-31-2021
SQM Salar S.A.	19-L018800 - UPC Consulting for NW and others	Sustainability: Environment and Risk Prevention	Expense	46	12-31-2021
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	Sustainability: Environment and Risk Prevention	Assets	41	12-31-2021
SQM Salar S.A.	19-L019800 - Paleoclimate Study (Iberia)	Sustainability: Environment and Risk Prevention	Expense	35	12-31-2021
Total				18,356

Notes to the Consolidated Interim Financial Statements March 31, 2021

Parent Company or			Asset /	Disbursement	Exact or Estimated Date of
Subsidiary	Project Name	Reason for Disbursement	Expense	ThUS$	Disbursement
SQM Salar S.A.	19-L020000 - Improvement of Operations Monitoring Network	Sustainability: Environment and Risk Prevention	Assets	95	12-31-2021
SQM Salar S.A.	19-L021400 - Environmental Monitoring 2019	Environmental processing	Expense	21	12-31-2021
SQM Salar S.A.	19-L021700 - Update RH y MA 2019	Environmental processing	Expense	92	12-31-2021
SQM Salar S.A.	19-L024200 - Environmental Risk Analysis Study	Sustainability: Environment and Risk Prevention	Expense	58	12-31-2021
SQM Salar S.A.	19-L025300 - Compliance with Sanitary Resolution	Sustainability: Environment and Risk Prevention	Assets	161	12-31-2021
SQM Salar S.A.	19-L025600 - Purchase of Generators, Variators	Sustainability: Environment and Risk Prevention	Assets	46	12-31-2021
SQM Salar S.A.	19-L025800 - Normalization of Admin. System	Sustainability: Environment and Risk Prevention	Assets	8	12-31-2021
SQM Salar S.A.	19-L026800 - Removal of old dryers at Plant MOP G III	Environmental processing	Assets	20	12-31-2021
SQM Salar S.A.	19-L026900 - Cameras and Lighting Products	Environmental processing	Assets	17	12-31-2021
SQM Salar S.A.	19-S013400- Online Monitoring	Sustainability: Environment and Risk Prevention	Expense	187	12-31-2021
SQM Salar S.A.	19-S016200 - Acquisition of Hardware- Software	Sustainability: Environment and Risk Prevention	Assets	14	12-31-2021
SQM Salar S.A.	19-S016300 - Consulting 2020	Sustainability: Environment and Risk Prevention	Assets	39	12-31-2021
SQM Salar S.A.	19-S016400 - Implementation Acquiere BD Amb	Sustainability: Environment and Risk Prevention	Assets	4	12-31-2021
SQM Salar S.A.	19-S016500 - Incorporation of test models	Sustainability: Environment and Risk Prevention	Assets	12	12-31-2021
SQM Salar S.A.	19-S016700 – Improvements to recharge understanding	Sustainability: Environment and Risk Prevention	Assets	81	12-31-2021
SQM Salar S.A.	19-S016900 - Water dynamics monitoring	Sustainability: Environment and Risk Prevention	Assets	35	12-31-2021
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	Environmental processing	Assets	80	12-31-2021
Orcoma Estudios Spa	15-I039100 - Sectoral Permits and compliance	Environmental processing	Expense	235	12-31-2021
Minera Búfalo	20-A008200 - Búfalo Project	Environmental processing	Expense	189	12-31-2021
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	Environmental processing	Assets	370	12-31-2021
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	Environmental processing	Assets	261	12-31-2021
Subtotal				2,025
Total				20,381

Notes to the Consolidated Interim Financial Statements March 31, 2021

23.3       Description of each project, indicating whether these are in process or have been finished

Sociedad Quimica y Minera de Chile S.A.

Environmental Commitments Implementation Projects

I0172: The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.

I0174: The Project include implementing "Value Added" at the former Pintados station. and a storage facility in Humberstone to store archaeological material, committed to in environmental assessments.

I0283: The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.

I0307: The project involves the preparation and processing of sectoral and environmental permits with the DGA and SERNAGEOMIN for the “Tente en el Aire” Project.

I0384: The project contemplates updating the Conceptual and Numerical Hydrogeological Model for the Pampa del Tamarugal Aquifer.”

Environmental Improvement Initiatives and Projects

I0176: The project involves diagnosis of works for their adaptation to the recently enacted Regulation of Hazardous Substances.

I0396: The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0397: The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

P0103: The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

P0104: The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.

Projects for the Studies and Presentations to the Environmental Assessment System

I0194: The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.

I0282: The project consists of the preparation and processing of the Environmental Impact Study for Llamara.

I0358: The project contemplates standardizing facilities in accordance with standard DS43, Hazardous Substances regulation.

I0414: The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.

Notes to the Consolidated Interim Financial Statements March 31, 2021

S0142: The project considers SQM baseline survey in terms of ESG, we will compare ourselves to the industry and best practices to later plan how to reduce the gaps in the future with concrete initiatives.

S0159: The project considers surveying all the company’s sustainability initiatives, integrating the different practices in the areas of the company, identifying its strengths and opportunities to strengthen the management of its sustainability, aligning the strategy with the SDGs for all SQM operations in Chile. Support in completing the DJSI survey.

SQM Industrial S.A.

Environmental Commitments Implementation Projects

J0158: The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.

Environmental Improvement Initiatives and Projects

I0326: The project considers installation of floating covers to reduce evaporation in water collection wells in NV.

I0382: The project consists of acquisition of floating covers to decrease evaporation, reducing the loss of water resources for the productive phase of iodine.

I0386 The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of Policlorobife PCB by 2025 at the latest.

J0152: The project will install exhaust gas heat recovery equipment in boilers and implement associated structural improvements.

J0157: The project will update the closure plans in accordance with the normal regime established by current legislation. These requirements include an initial external audit, detailed risks analysis and their control, and other requirements.

J0172: The project will ensure the availability of water resources in "CS, ME, VE and CV" adductions.

J0228: The project considers the installation and normalization of lighting in Coya Sur and María Elena.

J0237: The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

M0039: The project consists of undertaking the legal technical analyses necessary to request the Revocation of the María Elena Decontamination Plan with the Ministry of the Environment

M0043: The project considers the removal of industrial waste to free up the sites defined for this purpose.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Projects for the Studies and Presentations to the Environmental Assessment System

I0177: The project will complete the basic engineering, execute the EIA Tente en el Aire, obtain the legal and sectorial permits for a second stage to secure the execution of the project.

J0227: The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.

P0102: The project considers developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.

SIT S.A.

Environmental Improvement Initiatives and Projects

T0099: The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.

T0105: The purpose of the project is to install a system that detects and issues early warnings of hydrocarbons in the sea near the facilities at Tocopilla Port.

SQM Salar S.A.

Environmental Commitments Implementation Projects

L0198: The project will date sediment in the depositional environments of the last 50,000 years to complement the facies sedimentological model provided by the consultant. The project will try to reconstruct the variability history of the lagoon system with absolute ages.

L0200: The project will identify an appropriate device. Field testing of sensors. Purchase of sensors for all points. Installation of sensors. Analyze remote data transmission (future project).

L0214: The project consists of implementing a 2019 environmental monitoring plan to monitor an optimum compliance of current environmental regulations.

L0217: The project involves quoting new equipment. Purchase of new equipment. Reparation of old equipment for use as backup in the event of unexpected failure of new equipment.

L0301: The project will identify the requirements to request landfill permits, and ensure their physical and chemical stability. It will include the safety measures that apply to construction and any future growth, in order to protect the environment and the life and welfare of people.

S0134: The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Environmental Improvement Initiatives and Projects

C0068: The project consists of the renovation of 11 Maxi light towers, eliminating fuel consumption.

C0086: The project involves asphalting the Salar de Carmen plants to reduce the dust particles in suspension raised during the movement of trucks.

L0147: This project contemplates the reduction of these industrial waste storage points and packaging of different industrial waste according to the RCA and legislation in force.

L0188: The project involves the participation of an external consulting team to narrow down the sources of the risks identified, propose operational optimization plans, improvements to control systems (monitoring networks) and support in modeling this deposit with a view to a better evolution of short- and medium-term projections (5 years).

L0189: It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information. This will improve the spatial coverage of the stations that measure evaporation within the basin. This considers consulting with an expert to propose methodological improvements.

L0242: This contemplates consulting to study the large-scale behavior of lagoon systems through the development of analytic or semi-analytic solutions.

L0253: This considers the regularization of the potable water system and the disposal of sewage waters from management.

L0256: This contemplates the renovation of generators in SQM Salar to extend their useful life and purchase variators and transformers in different strengths to have stock in the event of failures and thereby ensure ongoing operations.

L0258: This considers the normalization of the Electricity System for maintaining and operating the transformer substations.

L0268: This considers the removal of old dryers and their final disposal at authorized facilities.

L0269: This considers improving controls over plant equipment and feed mixtures to keep products within specifications, to comply with current regulations regarding lighting and mitigate substandard conditions at the plant.

L0282: It will consider an ecological assessment plan and environmental variables, a monitoring and early warning plan, a contingency plan and a vegetation response model. Hydro-geological modeling and early warning well modeling.

L0298: It will consider adapting civil works to store hazardous substances, according to DS43.

L0302: It will consider removing non-hazardous industrial waste stored on site and reduce the amount of waste in authorized landfills.

L0307: It will consider electrifying 21 wells, which represent almost 27% of wells, from the Salar de Atacama generator, to optimize the use of the fuel supply truck, reduce the carbon footprint, and the losses associated with fuel distribution.

S0162: This contemplates the acquisition of technology for optimization and traceability of GHS data.

S0163: The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.

S0164: This contemplates the unification of proprietary and third-party databases.

S0165: This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.

Notes to the Consolidated Interim Financial Statements March 31, 2021

S0167: This contemplates a series of measures in the conceptualization of the Salar de Atacama basin, as well as updating data sets, which must be implemented to strengthen the model and which will be the management tool model for the basin.

S0169: The project aims to improve the understanding of dynamics between the vegetation and water bodies in the Aguas de Quelana sector.

SQM Nitratos S.A.

Environmental Improvement Initiatives and Projects

I0390: The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.

Sociedad Contractual Minera Bufalo

Environmental Improvement Initiatives and Projects

A0082: The project contemplates the characterization of a potential copper deposit, through the execution of a 3D geophysics program, drilling and sample studies, decreasing the uncertainty of the geological model, as well as processing environmental and sectoral permits that enable the development of activities in the area.

Orcoma Estudios Spa

Environmental Commitments Implementation Projects

I0391: The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.

SQM Potasio S.A.

Environmental Improvement Initiatives and Projects

I0394: The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.

I0398: The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 24 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature

24.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines.

(a)	Geographic areas:

For the period ended March 31, 2021
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	26,332	459	-	7,550	1,097	5,376	40,814
Latin America and the Caribbean	20,773	2,329	1,496	8,456	1,396	117	34,567
Europe	43,399	32,972	14,960	14,394	4,087	344	110,156
North America	69,829	24,698	10,572	17,012	6,979	458	129,548
Asia and Others	33,746	35,162	108,208	12,884	23,183	209	213,392
Total	194,079	95,620	135,236	60,296	36,742	6,504	528,477

For the period ended as of March 31, 2020
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	15,043	220	200	5,216	909	4,634	26,222
Latin America and the Caribbean	8,791	2,251	-	7,122	1,313	110	19,587
Europa	43,467	47,829	15,387	11,234	3,637	318	121,872
North America	67,301	21,842	8,793	9,429	6,970	584	114,919
Asia and Others	30,475	25,609	40,964	10,330	1,819	240	109,437
Total	165,077	97,751	65,344	43,331	14,648	5,886	392,037

Notes to the Consolidated Interim Financial Statements March 31, 2021

(b)	Main product and service lines:

	For the period from January to March of the year
	2021	2020
Products and Services	ThUS$	ThUS$
Specialty plant nutrition	194,079	165,077
- Sodium Nitrates	4,187	5,084
-Potassium nitrate and sodium potassium nitrate	115,785	104,153
- Specialty Blends	46,073	31,392
- Other specialty fertilizers	28,034	24,448
Iodine and derivatives	95,620	97,751
Lithium and derivatives	135,236	65,344
Potassium	60,296	43,331
Industrial chemicals	36,742	14,648
Other	6,504	5,886
- Services	897	776
- Income from property leases	428	373
- Income from subleases on right-of-use assets	38	55
- Commodities	2,336	1,884
-Other ordinary income of Commercial Offices	2,805	2,798
Total	528,477	392,037

Notes to the Consolidated Interim Financial Statements March 31, 2021

24.2	Cost of sales

Cost of sales broken down by nature of expense

	For the period from January to March of the year
	2021	2020
Nature of expense	ThUS$	ThUS$
Raw materials and consumables used	(72,382)	(68,403)
Classes of employee benefit expenses	(50,657)	(38,519)
Depreciation expense	(49,926)	(46,384)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(1,407)	(1,491)
Amortization expense	(1,055)	(1,191)
Investment plan expenses	(3,747)	(5,634)
Provision for site closure	(568)	(228)
Provision for materials, spare parts and supplies	(602)	1,138
Contractors	(34,064)	(27,770)
Operating leases	(16,904)	(13,117)
Mining concessions	(1,533)	(2,044)
Operations transport	(12,800)	(13,105)
Freight / product transport costs	(16,164)	(10,875)
Purchase of products from third parties	(57,058)	(52,903)
Insurance	(4,761)	(3,856)
CORFO rights and other agreements	(16,886)	(23,186)
Export costs	(24,150)	(23,934)
Expenses related to Variable Parts Leases (contracts under IFRS 16)	(146)	(274)
Variation in inventory	(26,328)	58,059
Variation in inventory provision	3,194	(10)
Other	(3,890)	(10,565)
Total	(391,834)	(284,292)

Notes to the Consolidated Interim Financial Statements March 31, 2021

24.3	Other income

	For the period from January to March of the year
	2021	2020
Other income	ThUS$	ThUS$
Discounts obtained from suppliers	200	174
Fines charged to suppliers	1	122
Taxes recovered	216	12
Amounts recovered from insurance	-	1,000
Overestimate of provisions for third-party obligations	31	393
Sale of assets classified as properties, plant and equipment	614	464
Options on mining rights	1,052	60
Easements, pipelines and roads	-	18
Mining licenses and notary costs reimbursed	654	-
Total	2,768	2,243

24.4	Administrative expenses

	For the period from January to March of the year
	2021	2020
Administrative expenses	ThUS$	ThUS$
Employee benefit expenses	(13,153)	(12,679)
Marketing costs	(576)	(704)
Amortization expenses	(27)	(13)
Entertainment expenses	(328)	(863)
Advisory services	(2,859)	(2,768)
Lease of buildings and facilities	(155)	(342)
Insurance	(921)	(607)
Office expenses	(1,923)	(1,111)
Contractors	(976)	(1,874)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(656)	(591)
Other expenses, by nature	(3,061)	(2,981)
Total	(24,635)	(24,533)

Notes to the Consolidated Interim Financial Statements March 31, 2021

25.5	Other expenses

	For the period from January to March of the year
	2021	2020
Other expenses	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	(10)	(11)
Subtotal	(10)	(11)
Impairment losses (reversals of impairment losses) recognized in profit for the year
Properties, plant and equipment	2,908	-
Intangible assets other than goodwill	-	-
Goodwill	-	-
Amortization of intangible assets	-	-
Subtotal	2,908	-
Other expenses, by nature
Legal expenses	(232)	(941)
VAT and other unrecoverable taxes	(196)	(215)
Fines paid	(404)	(159)
Investment plan expenses	(369)	(378)
Exploration expenses	(1,107)	(1,107)
Donations	(885)	(1,041)
Other operating expenses	(803)	(675)
Subtotal	(3,996)	(4,516)
Total	(1,098)	(4,527)

24.6	Other gains

	For the period from January to March of the year
	2021	2020
Other income	ThUS$	ThUS$
Adjust previous year application method of participation	(58)	215
Impairment of interests in associates	-	461
Losses in the sale of investments in joint Ventures	62	23
Total	4	699

Notes to the Consolidated Interim Financial Statements March 31, 2021

24.7	(Impairment) /reversion of value of financial assets impairment losses

	For the period from January to March of the year
	2021	2020
Description	ThUS$	ThUS$
(Impairment) /reversion of value of financial assets impairment losses (See Note 13.2)	1,240	1,769
Totals	1,240	1,769

24.8	Summary of expenses by nature

The following summary considers notes 24.2, 24.4 and 24.5

	For the period from January to March of the year
	2021	2020
Expenses by nature	ThUS$	ThUS$
Raw materials and consumables	(72,382)	(68,403)
Classes of Employee Benefit Expenses	(63,810)	(51,198)
Depreciation and amortization expense
Depreciation expense	(49,936)	(46,395)
Depreciation of Right-of-use Assets	(2,063)	(2,082)
Properties, plant and equipment	2,908	-
Amortization expense	(1,082)	(1,204)
Legal expenses	(232)	(941)
Investment plan expenses	(4,116)	(6,012)
Exploration expenses	(1,107)	(1,107)
Provision for site closure	(568)	(228)
Provision for materials, spare parts and supplies	(602)	1,138
Contractors	(34,040)	(29,644)
Operation leases	(17,059)	(13,459)
Mining concessions	(1,533)	(2,044)
Operation transport	(12,800)	(13,105)
Freight and product transport costs	(16,164)	(10,875)
Purchase of products from third parties	(57,058)	(52,903)
CORFO rights y other agreements	(16,886)	(23,186)
Export costs	(24,150)	(23,934)
Expenses related to Variable Parts Leases (IFRS 16)	(146)	(274)
Insurance	(5,682)	(4,463)
Consultant and advisor services	(2,859)	(2,768)
Variation in gross inventory	(26,328)	58,059
Variation in provision on product inventory	3,194	(10)
Other expenses	(12,066)	(18,314)
Total expenses by nature	(417,567)	(313,352)

Notes to the Consolidated Interim Financial Statements March 31, 2021

24.9	Finance expenses

	For the period from January to March of the year
	2021	2020
Finance expenses	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(621)	(927)
Interest expense from bonds	(20,903)	(22,954)
Interest expense from loans	(247)	(554)
Reverse capitalized interest expenses	2,905	2,229
Financial expenses for restoration and rehabilitation provisions	(366)	(239)
Interest on lease agreement	(353)	(341)
Other finance costs	(335)	(281)
Total	(19,920)	(23,067)

24.10	Finance income

	For the period from January to March of the year
	2021	2020
Finance income	ThUS$	ThUS$
Interest from term deposits	649	4,591
Interest from marketable securities	12	1,349
Interest from maintenance of minimum bank balance in current account	2	8
Other finance income	124	614
Other finance interest	12	199
Total	799	6,761

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 25 Reportable segments

25.1       Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and have its operating results reviewed on a regular basis by the highest authority who makes decisions regarding operations, relate to the following groups of products:

(i)	Specialty plant nutrients

(ii)	Iodine and its derivatives

(iii)	Lithium and its derivatives

(iv)	Industrial chemicals

(v)	Potassium

(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements March 31, 2021

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production and etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements March 31, 2021

25.2       Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2021
Operating segment items as of March 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	194,079	95,620	135,236	36,742	60,296	6,504	528,477	528,477	-	528,477
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	194,079	95,620	135,236	36,742	60,296	6,504	528,477	528,477	-	528,477
Costs of sales	(148,616)	(52,555)	(100,243)	(32,070)	(52,312)	(6,038)	(391,834)	(391,834)	-	(391,834)
Administrative expenses	-	-	-	-	-	-	-	-	(24,635)	(24,635)
Finance expense	-	-	-	-	-	-	-	-	(19,920)	(19,920)
Depreciation and amortization expense	(14,702)	(9,133)	(16,234)	(3,833)	(8,469)	(710)	(53,081)	(53,081)	-	(53,081)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	2,239	2,239
Income (loss) before taxes	45,463	43,065	34,993	4,672	7,984	466	136,643	136,643	(40,929)	95,714
Income tax expense	-	-	-	-	-	-	-	-	(26,000)	(26,000)
Net income (loss)	45,463	43,065	34,993	4,672	7,984	466	136,643	136,643	(66,929)	69,714
Assets	-	-	-	-	-	-	-	-	4,883,562	4,883,562
Equity-accounted investees	-	-	-	-	-	-	-	-	82,996	82,996
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	(20,718)	(20,718)
Liabilities	-	-	-	-	-	-	-	-	2,692,577	2,692,577
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	1,240	1,240
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	2,908	2,908
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	34,132	34,132
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	4,041	4,041
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(6,555)	(6,555)

Notes to the Consolidated Interim Financial Statements March 31, 2021

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of March 31, 2020
Operating segment items as of March 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	165,077	97,751	65,344	14,648	43,331	5,886	392,037	392,037	-	392,037
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	165,077	97,751	65,344	14,648	43,331	5,886	392,037	392,037	-	392,037
Costs of sales	(126,601)	(48,874)	(52,764)	(11,843)	(39,249)	(4,961)	(284,292)	(284,292)	-	(284,292)
Administrative expenses	-	-	-	-	-	-	-	-	(24,533)	(24,533)
Finance expense	-	-	-	-	-	-	-	-	(23,067)	(23,067)
Depreciation and amortization expense	(12,854)	(7,393)	(5,992)	(1,223)	(7,088)	(15,131)	(49,681)	(49,681)	-	(49,681)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	1,618	1,618
Income tax expense, continuing operations	38,476	48,877	12,580	2,805	4,082	925	107,745	107,745	(41,698)	66,047
Income tax expense	-	-	-	-	-	-	-	-	(20,592)	(20,592)
Net income (loss)	38,476	48,877	12,580	2,805	4,082	925	107,745	107,745	(62,290)	45,455
Assets	-	-	-	-	-	-	-	-	5,033,604	5,033,604
Equity-accounted investees	-	-	-	-	-	-	-	-	106,293	106,293
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	6,267	6,267
Liabilities	-	-	-	-	-	-	-	-	2,923,161	2,923,161
Impairment loss recognized in profit or loss	-	-	-	-	-	-	-	-	1,769	1,769
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	13,987	13,987
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(257,247)	(257,247)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	390,493	390,493

Notes to the Consolidated Interim Financial Statements March 31, 2021

25.3       Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
as of March 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	194,079	95,620	135,236	36,742	60,296	6,504	-	528,477
Costs of sales	(148,616)	(52,555)	(100,243)	(32,070)	(52,312)	(6,038)	-	(391,834)
Gross profit	45,463	43,065	34,993	4,672	7,984	466	-	136,643
Other incomes by function	-	-	-	-	-	-	2,768	2,768
Administrative expenses	-	-	-	-	-	-	(24,635)	(24,635)
Other expenses by function	-	-	-	-	-	-	(1,098)	(1,098)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	1,240	1,240
Other gains (losses)	-	-	-	-	-	-	4	4
Financial income	-	-	-	-	-	-	799	799
Financial costs	-	-	-	-	-	-	(19,920)	(19,920)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	2,239	2,239
Exchange differences	-	-	-	-	-	-	(2,326)	(2,326)
Profit (loss) before taxes	45,463	43,065	34,993	4,672	7,984	466	(40,929)	95,714
Income tax expense	-	-	-	-	-	-	(26,000)	(26,000)
Profit (loss) net	45,463	43,065	34,993	4,672	7,984	466	(66,929)	69,714

Notes to the Consolidated Interim Financial Statements March 31, 2021

Items in the statement of comprehensive income as of	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
March 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	165,077	97,751	65,344	14,648	43,331	5,886	-	392,037
Cost of sales	(126,601)	(48,874)	(52,764)	(11,843)	(39,249)	(4,961)	-	(284,292)
Gross profit	38,476	48,877	12,580	2,805	4,082	925	-	107,745
Other incomes by function	-	-	-	-	-	-	2,243	2,243
Administrative expenses	-	-	-	-	-	-	(24,533)	(24,533)
Other expenses by function	-	-	-	-	-	-	(4,527)	(4,527)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	1,769	1,769
Other gains (losses)	-	-	-	-	-	-	699	699
Financial income	-	-	-	-	-	-	6,761	6,761
Financial costs	-	-	-	-	-	-	(23,067)	(23,067)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	1,618	1,618
Exchange differences	-	-	-	-	-	-	(2,661)	(2,661)
Profit (loss) before taxes	38,476	48,877	12,580	2,805	4,082	925	(41,698)	66,047
Income tax expense	-	-	-	-	-	-	(20,592)	(20,592)
Profit (loss) from continuing operations	38,476	48,877	12,580	2,805	4,082	925	(62,290)	45,455

Notes to the Consolidated Interim Financial Statements March 31, 2021

25.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

25.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements March 31, 2021

25.6	Segments by geographical areas

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of March 31, 2021	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	40,814	34,567	110,156	129,548	213,392	528,477
Investment accounted for under the equity method	-	-	43,698	15,594	23,704	82,996
Intangible assets other than goodwill	95,395	548	685	2,162	78,823	177,613
Goodwill	23,065	-	18,901	-	-	41,966
Property, plant and equipment, net	1,671,577	631	12,280	3,358	59,771	1,747,617
Right-of-use assets	31,908	2,189	2,331	1,700	49	38,177
Other non-current assets	19,574	16	7	2,700	13	22,310
Non-current assets	1,841,519	3,384	77,902	25,514	162,360	2,110,679

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
Items as of March 31, 2020	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	26,222	19,587	121,872	114,919	109,437	392,037
Investment accounted for under the equity method	-	-	61,642	15,444	29,207	106,293
Intangible assets other than goodwill	106,620	421	1,275	2,568	76,992	187,876
Goodwill	23,205	-	11,521	-	-	34,726
Property, plant and equipment, net	1,548,299	490	3,746	3,477	35,489	1,591,501
Right-of-use assets	27,609	-	2,719	4,632	92	35,052
Other non-current assets	19,837	22	5	(565)	-	19,299
Non-current assets	1,725,570	933	80,908	25,556	141,780	1,974,747

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 26 Effect of fluctuations in foreign currency exchange rates

(a)	Foreign currency exchange differences recognized in profit or loss and other comprehensive income:

Foreign currency exchange differences recognized in profit or loss and other comprehensive	As of March 31, 2021	As of March 31, 2020
income	ThUS$	ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year	(2,326)	(2,661)
Conversion foreign exchange reserves
Conversion foreign exchange reserves attributable to the owners of the controlling entity	1,492	(6,879)
Conversion foreign exchange reserves attributable to the non-controlling entity	59	424
Total	1,551	(6,455)

(b)           Reserves for foreign currency exchange differences:

As of March 31, 2021, and 2020, are detailed as follows:

	As of March 31, 2021	As of March 31, 2020
Details	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	-
Comercial Agrorama Ltda.	(2)	152
Isapre Norte Grande Ltda.	(24)	(114)
Almacenes y Depósitos Ltda.	250	119
Sacal S.A.	(3)	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(15)	(32)
Agrorama S.A.	149	614
Doktor Tarsa	-	(13,811)
SQM Vitas Fzco	(4,265)	(3,758)
Ajay Europe	(1,119)	(1,648)
SQM Eastmed Turkey	-	(169)
Doctochem	-	7
Coromandel SQM India	-	(431)
SQM Italia SRL	-	(261)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
Abu Dhabi Fertillizers Industries WWL.	372	372
SQM Vitas Holland	99	(225)
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(4,047)	(9,195)
Pavoni & C. Spa	(13)	(265)
Terra Tarsa BV	-	(153)
Plantacote NV	-	(26)
Doktolab Tarim Arastirma San.	-	(77)
Kore Potash PLC (a)	390	(1,884)
SQM Colombia SAS	(80)	(80)
Total	(10,077)	(32,624)

Notes to the Consolidated Interim Financial Statements March 31, 2021

(c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(d)	Reasons to use one presentation currency and a different functional currency

-    A relevant portion of the revenues of these subsidiaries are associated with the local currency.

-    The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 27         Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

		As of	As of
		March 31,	December 31,
		2021	2020
Class of Asset	Currency	ThUS$	ThUS$
Cash and cash equivalents	USD	498,260	454,402
Cash and cash equivalents	ARS	-	-
Cash and cash equivalents	CLP	19,470	7,190
Cash and cash equivalents	CNY	1,599	11,597
Cash and cash equivalents	EUR	3,375	17,144
Cash and cash equivalents	GBP	2	19
Cash and cash equivalents	AUD	6,731	1,411
Cash and cash equivalents	INR	-	6
Cash and cash equivalents	MXN	2,644	1,378
Cash and cash equivalents	PEN	4	3
Cash and cash equivalents	AED	1	-
Cash and cash equivalents	JPY	918	1,646
Cash and cash equivalents	ZAR	4,145	14,286
Cash and cash equivalents	KRW	385	16
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		537,538	509,102
Other current financial assets	USD	122,792	145,893
Other current financial assets	CLF	-	-
Other current financial assets	CLP	180,969	202,176
Subtotal other current financial assets		303,761	348,069
Other current non-financial assets	USD	21,037	20,645
Other current non-financial assets	AUD	259	224
Other current non-financial assets	BRL	-	-
Other current non-financial assets	CLF	84	53
Other current non-financial assets	CLP	38,259	27,837
Other current non-financial assets	CNY	636	1,661
Other current non-financial assets	EUR	635	1,531
Other current non-financial assets	COP	92	70
Other current non-financial assets	MXN	5,156	4,488
Other current non-financial assets	THB	30	70
Other current non-financial assets	JPY	120	157
Other current non-financial assets	ZAR	1,174	646
Other current non-financial assets	SEK	18	17
Subtotal other non-financial current assets		67,500	57,399
Trade and other receivables	USD	241,378	230,214
Trade and other receivables	PEN	1	1
Trade and other receivables	BRL	23	23
Trade and other receivables	CLF	537	545
Trade and other receivables	CLP	55,566	47,133
Trade and other receivables	CNY	65,787	22,882
Trade and other receivables	EUR	49,939	22,868
Trade and other receivables	GBP	459	682
Trade and other receivables	MXN	477	355
Trade and other receivables	AED	3,618	533
Trade and other receivables	THB	499	1,167
Trade and other receivables	JPY	19,966	23,010
Trade and other receivables	AUD	699	589
Trade and other receivables	ZAR	7,290	12,504
Trade and other receivables	COP	3,473	2,675
Trade and other receivables	SEK	8	25
Subtotal trade and other receivables		449,720	365,206
Receivables from related parties	USD	53,519	61,379
Receivables from related parties	EUR	2,160	1,222
Receivables from related parties	AUD	56	-
Subtotal receivables from related parties		55,735	62,601

Notes to the Consolidated Interim Financial Statements March 31, 2021

		As of	As of
		March 31,	December 31,
		2021	2020
Class of assets	Currency	ThUS$	ThUS$
Current inventories	USD	1,069,894	1,093,028
Subtotal Current Inventories		1,069,894	1,093,028
Current tax assets	USD	145,034	128,529
Current tax assets	ARS	1	-
Current tax assets	CLP	2,178	3,015
Current tax assets	EUR	4,310	218
Current tax assets	MXN	381	-
Current tax assets	PEN	3	4
Current tax assets	ZAR	25	26
Current tax assets	COP	502	417
Current tax assets	THB	14	15
Subtotal current tax assets		152,448	132,224
Non-current assets or groups of assets classified as held for sale	USD	656	1,629
Subtotal Non-current assets or groups of assets classified as held for sale		656	1,629
Total current assets		2,637,252	2,569,258
Other non-current financial assets	USD	33,730	51,828
Other non-current financial assets	CLP	20	20
Other non-current financial assets	JPY	72	77
Subtotal Other non-current financial assets		33,822	51,925
Other non-current non-financial assets	USD	21,498	21,236
Other non-current non-financial assets	BRL	16	17
Other non-current non-financial assets	COP	13	-
Other non-current non-financial assets	EUR	7	7
Other non-current non-financial assets	CLP	776	782
Subtotal Other non-current non-financial assets		22,310	22,042
Other receivables, non-current	USD	10,003	10,061
Other receivables, non-current	CLF	100	152
Other receivables, non-current	MXN	141	102
Other receivables, non-current	CLP	1,201	850
Subtotal Other receivables, non-current		11,445	11,165
Investments classified using the equity method of accounting	USD	20,146	23,417
Investments classified using the equity method of accounting	TRY	-	792
Investments classified using the equity method of accounting	AED	51,771	47,774
Investments classified using the equity method of accounting	EUR	11,079	11,082
Investments classified using the equity method of accounting	INR	-	1,304
Investments classified using the equity method of accounting	THB	-	1,624
Subtotal Investments classified using the equity method of accounting		82,996	85,993
Intangible assets other than goodwill	USD	176,643	176,282
Intangible assets other than goodwill	MXN	-	1,025
Intangible assets other than goodwill	CLP	177	182
Intangible assets other than goodwill	EUR	590	696
Intangible assets other than goodwill	CNY	203	222
Subtotal intangible assets other than goodwill		177,613	178,407
Purchases goodwill, gross	USD	34,438	34,438
Purchases goodwill, gross	EUR	7,528	7,528
Subtotal Purchases goodwill, gross		41,966	41,966
Property, plant and equipment	USD	1,730,058	1,719,358
Property, plant and equipment	CLP	3,233	3,237
Property, plant and equipment	EUR	10,668	10,954
Property, plant and equipment	AED	878	923
Property, plant and equipment	BRL	111	111
Property, plant and equipment	MXN	2,437	2,494
Property, plant and equipment	COP	116	120
Property, plant and equipment	KRW	116	122
Subtotal property, plant and equipment		1,747,617	1,737,319
Right-of-use assets	USD	33,525	25,238
Right-of-use assets	EUR	2,331	2,428
Right-of-use assets	AED	132	60
Right-of-use assets	MXN	2,189	2,298
Subtotal Right-of-use assets		38,177	30,024
Current tax assets, non-current	USD	90,364	90,364
Subtotal Current tax assets, non-current		90,364	90,364
Total non-current assets		2,246,310	2,249,205
Total assets		4,883,562	4,818,463

Notes to the Consolidated Interim Financial Statements March 31, 2021

		As of March 31, 2021			As of December 31, 2020
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	23,741	4,820	28,561	43,218	4,676	47,894
Other current financial liabilities	CLF	1,372	17,299	18,671	20,732	329	21,061
Subtotal other current financial liabilities		25,113	22,119	47,232	63,950	5,005	68,955
Lease liabilities, current	USD	-	4,448	4,448	-	4,750	4,750
Lease liabilities, current	MXN	-	2,107	2,107	-	416	416
Lease liabilities, current	EUR	-	420	420	-	362	362
Subtotal Lease liabilities, current		-	7,349	7,349	-	5,528	5,528
Trade and other payables	USD	108,852	62	108,914	83,425	-	83,425
Trade and other payables	CLF	150	-	150	123	-	123
Trade and other payables	BRL	60	-	60	9	-	9
Trade and other payables	THB	-	-	-	30	-	30
Trade and other payables	CLP	48,704	-	48,704	73,857	-	73,857
Trade and other payables	CNY	-	1,410	1,410	1,323	-	1,323
Trade and other payables	EUR	28,228	-	28,228	40,280	-	40,280
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	1,260	-	1,260	584	-	584
Trade and other payables	PEN	2	-	2	5	-	5
Trade and other payables	AUD	3,834	-	3,834	2,935	-	2,935
Trade and other payables	ZAR	953	-	953	1,168	-	1,168
Trade and other payables	COP	93	-	93	175	-	175
Subtotal trade and other payables		192,155	1,472	193,627	203,933	-	203,933
Trade payables due to related parties, current	USD	-	-	-	-	282	282
Trade payables due to related parties, current	AUD	-	-	-	324	-	324
Subtotal Trade payables due to related parties, current		-	-	-	324	282	606
Other current provisions	USD	11,616	89,536	101,152	103,252	698	103,950
Other current provisions	EUR	-	241	241	216	-	216
Subtotal other current provisions		11,616	89,777	101,393	103,468	698	104,166

Notes to the Consolidated Interim Financial Statements March 31, 2021

		As of March 31, 2021			As of December 31, 2020
		Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	22,886	22,886	-	20,981	20,981
Current tax liabilities	CLP	-	82	82	-	61	61
Current tax liabilities	EUR	-	727	727	-	642	642
Current tax liabilities	MXN	-	910	910	-	959	959
Subtotal current tax liabilities		-	24,605	24,605	-	22,643	22,643
Provisions for employee benefits, current	USD	4,652	1,698	6,350	2,981	6,011	8,992
Provisions for employee benefits, current	AUD	88	-	88	58	-	58
Provisions for employee benefits, current	CLP	2	-	2	3	-	3
Provisions for employee benefits, current	MXN	11	39	50	43	-	43
Subtotal Provisions for employee benefits, current		4,753	1,737	6,490	3,085	6,011	9,096
Other current non-financial liabilities	USD	112,438	7,966	120,404	51,995	397	52,392
Other current non-financial liabilities	BRL	1	-	1	2	-	2
Other current non-financial liabilities	CLP	8,001	3,934	11,935	6,264	792	7,056
Other current non-financial liabilities	CNY	27	5	32	60	-	60
Other current non-financial liabilities	EUR	1,191	-	1,191	913	119	1,032
Other current non-financial liabilities	MXN	113	4	117	121	53	174
Other current non-financial liabilities	JPY	-	-	-	52	-	52
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	49	34	83	-	-	-
Other current non-financial liabilities	COP	-	50	50	-	-	-
Other current non-financial liabilities	ARS	17	-	17	-	117	117
Subtotal other current non-financial liabilities		121,907	11,993	133,900	59,477	1,478	60,955
Total current liabilities		355,544	159,052	514,596	434,237	41,645	475,882

Notes to the Consolidated Interim Financial Statements March 31, 2021

		As of March 31, 2021
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	379,228	248,773	-	838,625	1,466,626
Other non-current financial liabilities	CLF	-	-	-	-	421,252	421,252
Subtotal Other non-current financial liabilities		-	379,228	248,773	-	1,259,877	1,887,878
Non-current lease liabilities	USD	-	2,606	-	10,724	-	13,330
Non-current lease liabilities	UF	-	14,725	-	-	-	14,725
Non-current lease liabilities	MXN	-	-	-	1,857	-	1,857
Non-current lease liabilities	JPY	-	-	-	2,094	-	2,094
Subtotal non-current lease liabilities		-	17,331	-	14,675	-	32,006
Non-current Trade and other payables	USD	-	5,487	-	-	-	5,487
Subtotal Non-current Trade and other payables		-	5,487	-	-	-	5,487
Other non-current provisions	USD	-	27,715	-	-	26,370	54,085
Subtotal Other non-current provisions		-	27,715	-	-	26,370	54,085
Deferred tax liabilities	USD	-	919	-	-	171,008	171,927
Subtotal Deferred tax liabilities		-	919	-	-	171,008	171,927
Provisions for employee benefits, non-current	USD	28,824	-	-	-	-	28,824
Provisions for employee benefits, non-current	CLP	459	-	-	-	-	459
Subtotal Provisions for employee benefits, non-current		29,283	-	-	-	-	29,283
Total non-current liabilities		29,283	430,680	248,773	14,675	1,457,255	2,180,666
Total liabilities							2,695,262

Notes to the Consolidated Interim Financial Statements March 31, 2021

		As of December 31, 2020
		Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
Class of liability	Currency	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	312,730	69,376	248,664	838,399	1,469,169
Other non-current financial liabilities	CLF	-	-	-	-	430,344	430,344
Subtotal Other non-current financial liabilities		-	312,730	69,376	248,664	1,268,743	1,899,513
Non-current lease liabilities	USD	1,977	-	-	-	4,158	6,135
Non-current lease liabilities	UF	15,258	-	-	-	-	15,258
Non-current lease liabilities	MXN	2,189	-	-	-	-	2,189
Non-current lease liabilities	JPY	1,964	-	-	-	-	1,964
Subtotal non-current lease liabilities		21,388	-	-	-	4,158	25,546
Non-current Trade and other payables	USD	-	4,027	-	-	-	4,027
Subtotal Non-current Trade and other payables		-	4,027	-	-	-	4,027
Other non-current provisions	USD	-	36,391	-	-	26,226	62,617
Subtotal Other non-current provisions		-	36,391	-	-	26,226	62,617
Deferred tax liabilities	USD	-	919	-	-	155,182	156,101
Subtotal Deferred tax liabilities		-	919	-	-	155,182	156,101
Provisions for employee benefits, non-current	USD	31,585	-	-	-	-	31,585
Provisions for employee benefits, non-current	CLP	610	-	-	-	-	610
Provisions for employee benefits, non-current	MXN	-	-	-	-	-	-
Provisions for employee benefits, non-current	JPY	4	-	-	-	-	4
Subtotal Provisions for employee benefits, non-current		32,199	-	-	-	-	32,199
Total non-current liabilities		53,587	354,067	69,376	248,664	1,454,309	2,180,003
Total liabilities							2,655,885

Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to March of the year
Foreign currency exchange rate changes	2021	2020
	ThUS$	ThUS$
Profit (loss) in foreign currency	(2,326)	(2,661)
Foreign currency translation reserve (*)	1,551	(6,455)
Total	(775)	(9,116)

The average and closing exchange rate for foreign currency is revealed in Note 3.3

Notes to the Consolidated Interim Financial Statements March 31, 2021

Note 28 Income tax and deferred taxes

Accounts receivable from taxes as of March 31, 2021 and December 31, 2020, are as follows:

28.1       Current and non-current tax assets

(a) Current

	As of March 31, 2021	As of December 31, 2020
Current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	138,564	37,123
Monthly provisional income tax payments, foreign companies	231	1,265
Corporate tax credits (1)	2,724	1,566
1st category tax absorbed by tax loss (2)	2,560	2,322
Taxes in recovery process	8,369	89,948
Total	152,448	132,224

(b) Non-current

	As of March 31, 2021	As of December 31, 2020
Non-current tax assets	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies compensated by the specific tax on mining activity (Lithium)	6,398	6,398
Specific tax on mining activities (IEAM) paid by Lithium (on consignment)	83,966	83,966
Total	90,364	90,364

(1)	These credits are available for Companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE), credits for acquisition of fixed assets, donations and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the absorption of the tax losses determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements March 31, 2021

28.2       Current tax liabilities

	As of March 31, 2021	As of December 31, 2020
Current tax liabilities	ThUS$	ThUS$
1st Category income tax	11,157	14,736
Foreign company income tax	13,425	7,838
Article 21 single tax	23	69
Total	24,605	22,643

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force, the Company currently provisioned 5% for mining royalties that involve operations in the Salar de Atacama and 5.17% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2021	2020
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3.36%	21% + 3.36%
South Africa	28%	28%

Notes to the Consolidated Interim Financial Statements March 31, 2021

28.3       Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of March 31, 2021

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities as of March 31, 2021	ThUS$	ThUS$
Unrealized loss	82,568	-
Property, plant and equipment and capitalized interest	-	(187,287)
Restoration and rehabilitation provision	6,065	-
Manufacturing expenses	-	(117,018)
Staff severance indemnities, unemployment insurance	-	(7,402)
Vacation accrual	5,840	-
Inventory provision	21,244	-
Materials provision	8,961	-
Employee benefits	77	-
Research and development expenses	-	(3,621)
Bad debt provision	4,132	-
Provision for legal complaints and expenses	2,488	-
Loan acquisition expenses	-	(5,045)
Financial instruments recorded at market value	-	(238)
Specific tax on mining activity	-	(3,402)
Tax loss benefit	19,521	-
Other	955	-
Foreign items (other)	235	-
Balances to date	152,086	(324,013)
Net balance		(171,927)

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(b)	Deferred tax assets and liabilities as of December 31, 2020

	Net liability position
	Assets	Liabilities
Description of deferred tax assets and liabilities as of December 31, 2020	ThUS$	ThUS$
Unrealized loss	90,585	-
Property, plant and equipment and capitalized interest	-	(187,168)
Restoration and rehabilitation provision	6,598	-
Manufacturing expenses	-	(107,215)
Staff severance indemnities, unemployment insurance	-	(6,669)
Vacation accrual	6,138	-
Inventory provision	22,200	-
Materials provision	8,812	-
Research and development expenses	-	(3,580)
Bad debt provision	5,072	-
Provision for legal complaints and expenses	19,637	-
Loan acquisition expenses	-	(5,212)
Financial instruments recorded at market value	-	(3,929)
Specific tax on mining activity	-	(3,014)
Tax loss benefit	844	-
Other	1,454	-
Foreign items (other)	-	(654)
Balances to date	161,340	(317,441)
Net balance		(156,101)

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(c)	Reconciliation of changes in deferred tax liabilities (assets) as of March 31, 2021

	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
Reconciliation of changes in deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(90,585)	8,017	-	8,017	(82,568)
Property, plant and equipment and capitalized interest	187,168	119	-	119	187,287
Restoration and rehabilitation provision	(6,597)	532	-	532	(6,065)
Manufacturing expenses	107,215	9,803	-	9,803	117,018
Staff severance indemnities, unemployment insurance	6,669	(125)	858	733	7,402
Vacation accrual	(6,138)	298	-	298	(5,840)
Inventory provision	(22,200)	956	-	956	(21,244)
Materials provision	(8,812)	(149)	-	(149)	(8,961)
Forward	-	(778)	778	-	-
Employee benefits	-	(77)	-	(77)	(77)
Research and development expenses	3,581	40	-	40	3,621
bad debt provision	(5,072)	940	-	940	(4,132)
Provision for legal complaints and expenses	(19,637)	17,149	-	17,149	(2,488)
Loan approval expenses	5,212	(167)	-	(167)	5,045
Financial instruments recorded at market value	3,929	(4,162)	471	(3,691)	238
specific tax on mining activity	3,012	382	8	390	3,402
Tax loss benefit	(844)	(18,677)	-	(18,677)	(19,521)
Other	(1,454)	499	-	499	(955)
Foreign items (other)	654	(889)	-	(889)	(235)
Total temporary differences, unused losses and unused tax credits	156,101	13,711	2,115	15,826	171,927

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2020

	Deferred tax liability (asset) at beginning of period	Deferred tax (expense) benefit recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
Reconciliation of changes in deferred tax liabilities (assets)	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(82,076)	(8,509)	-	(8,509)	(90,585)
Property, plant and equipment and capitalized interest	197,167	(9,999)	-	(9,999)	187,168
Facility closure provision	(7,312)	714	-	714	(6,598)
Manufacturing expenses	106,420	795	-	795	107,215
Staff severance indemnities, unemployment insurance	6,000	514	155	669	6,669
Vacation accrual	(5,591)	(547)	-	(547)	(6,138)
Inventory provision	(23,885)	1,685	-	1,685	(22,200)
Materials provision	(7,982)	(830)	-	(830)	(8,812)
Forward	-	1,001	(1,001)	-	-
Employee benefits	(2,689)	2,689	-	2,689	-
Research and development expenses	3,534	46	-	46	3,580
bad debt provision	(3,542)	(1,530)	-	(1,530)	(5,072)
Provision for legal complaints and expenses	(2,546)	(17,091)	-	(17,091)	(19,637)
Loan approval expenses	3,856	1,356	-	1,356	5,212
Junior mining companies (valued based on stock price)	1,287	-	2,642	2,642	3,929
specific tax on mining activity	1,356	1,668	(10)	1,658	3,014
Tax loss benefit	(2,296)	1,452	-	1,452	(844)
Other	2,021	(3,475)	-	(3,475)	(1,454)
Foreign items (other)	(311)	965	-	965	654
Total temporary differences, unused losses and unused tax credits	183,411	(29,096)	1,786	(27,310)	156,101

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of March 31, 2021, and December 31, 2020, tax loss carryforwards are detailed as follows:

	As of March 31, 2021	As of December 31, 2020
Deferred taxes related to benefits for tax losses	ThUS$	ThUS$
Chile	14,188	818
Foreign	5,333	26
Total	19,521	844

The tax losses as of March 31, 2021 correspond mainly to SQM S.A., SQM Potasio S.A., SIT S.A., Orcoma SpA., Orcoma Estudio SpA., SCM Búfalo.

The tax losses from foreign companies correspond mainly to SQM Europe N.V, SQM Africa Pty Ltd y SQM (Shanghai) Chemicals.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of March 31, 2021 and December 31, 2020 are detailed as follows:

	Assets (liabilities)
	As of March 31, 2021	As of December 31, 2020
Movements in deferred tax assets and liabilities	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(156,101)	(183,411)
Increase (decrease) in deferred taxes in profit or loss	(13,711)	29,096
Decrease in deferred taxes in equity	(2,115)	(1,786)
Total	(171,927)	(156,101)

(g)	Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
	As of March 31, 2021	As of March 31, 2020
Disclosures on income tax (expense) benefit	ThUS$	ThUS$
Current income tax (expense) income
Current tax (expense)	(15,471)	(27,680)
Adjustments to prior year current income tax (expense) benefit	3,182	(2,392)
Current income tax (expense), net, total	(12,289)	(30,072)
Deferred tax (expense)
Deferred tax (expense) relating to the creation and reversal of temporary differences	(12,961)	6,603
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(750)	2,877
Deferred tax expense, net, total	(13,711)	9,480
Income tax expense	(26,000)	(20,592)

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Tax (expenses) benefit for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	As of March 31, 2021	As of March 31, 2020
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense), foreign parties, net	(3,067)	(1,324)
Current income tax benefit (expense), domestic, net	(9,222)	(28,748)
Current income tax expense, net, total	(12,289)	(30,072)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense), foreign parties, net	(2,320)	660
Current income tax benefit (expense), domestic, net	(11,391)	8,820
Deferred tax expense, net, total	(13,711)	9,480
Income tax expense	(26,000)	(20,592)

(h)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(i)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(ii)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(i)	Temporary differences are reversed in a foreseeable future; and

(ii)	The Company has tax earnings, against which temporary differences can be used.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(i)       Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2021
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	3,231	(866)	2,365
Cash flow hedge	2,882	(778)	2,104
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	3,812	(471)	3,341
Total	9,925	(2,115)	7,810

Income tax related to other income and expense components with a charge or credit to net equity	As of March 31, 2020
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(280)	538	258
Cash flow hedge	(18,440)	4,979	(13,461)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(1,994)	78	(1,916)
Total	(20,714)	5,595	(15,119)

(j)       Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax expense (benefit). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Reconciliation between the tax income (expense) and the tax calculated by multiplying accounting income by the Chilean corporate income tax rate.

Income Tax Expense (Benefit)	(Expense) Benefit
	As of	As of
	March 31,	March 31,
	2021	2020
	ThUS$	ThUS$
Consolidated income before taxes	95,714	66,047
Income tax rate in force in Chile	27%	27%
Tax expense using the statutory tax rate	(25,843)	(17,833)
Net effect of royalty tax payments	(948)	(1,438)
Effect of fines affected by article 21 and passive income	(55)	(197)
Tax effect of revenue from regular activities exempt from taxation	605	495
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(595)	(536)
Tax effect of tax rates supported abroad	(1,841)	(1,469)
Other tax effects from reconciliation between accounting gains and tax expenses	2,677	386
Tax expense using the effective tax rate	(26,000)	(20,592)

Notes to the Consolidated Interim Financial Statements
March 31, 2021

(k)       Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)        Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)        United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)      Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)      Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

A subsidiary of the Company, SQM Iberian S.A., is being reviewed by the Spanish Tax Authority. This audit could involve adjustments to tax returns filed in Spain.

(v)        Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)      South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

A subsidiary of the Company, SQM Africa Pty., is being reviewed by the South African Tax Authority. This audit could involve adjustments to tax returns filed in South Africa.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

Note 29	Events occurred after the reporting date

29.1	Authorization of the financial statements

The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IFRS for the period ended March 31, 2021, were approved and authorized for issuance by the Company´s Board of Directors on May 19, 2021.

29.2	Disclosures on events occurring after the reporting date

The total financial impact of COVID-19 cannot be reasonably estimated at this time, due to uncertainty as to its severity and duration. It was anticipated that average sales volumes and prices will depend on the duration of the coronavirus in different markets, the efficiency of the measures implemented to contain the spread of the virus in each country, and the fiscal and national incentives that can be implemented in different jurisdictions to promote economic recovery. The Company continues to monitor and evaluate the spread of the coronavirus and its impact on our operations, business, financial condition and results of operations.

On April 19, 2021, the Company announced the end of the period for ADS holders to exercise their preemptive subscription rights under the associated capital increase. The Company was informed by The Bank of New York Mellon, the depositary bank for its ADS on the New York Stock Exchange, that 8,603,219 rights had been subscribed, representing approximately 84.5% of the rights offered to ADS holders.

On April 19, 2021, the Company announced it had signed a long-term contract to supply lithium hydroxide to Johnson Matthey, a global leader in sustainable technologies. The contract runs from 2021 until at least 2028, and will supply the plants that Johnson Matthey is building in Poland and Finland. The agreement between the companies covers the supply of lithium for around 500,000 fully-electric cars.

The 46th Annual General Shareholders Meeting was held on April 23, 2021, where the shareholders agreed the following, among other matters:

(a)	Approved the annual report, financial statements and external auditors’ report of the Company for the year ended December 31, 2020;
(b)	Appointed PricewaterhouseCoopers Consultores, Auditores SpA as external auditors of the Company for the year ended December 31, 2021; and
(c)	Approved the remuneration structure for the Company's directors.

The Annual General Shareholders' Meeting also agreed to pay a final dividend of US$49,355,654. However, this final dividend was reduced by US$44,986,592 that had already been paid during 2020 as interim dividends. The balance of the final dividend for 2020 was paid on May 7, 2021.

On April 27, 2021, the Company informed the FMC that after the 30-day preferential option period had expired, in connection with the capital increase approved by the Extraordinary Meeting held on January 22, 2021, 22,441,932 Series B shares were offered to the Company's Series B shareholders or assignees of preferential options, at a price of US$ 50 per share.

On April 28, 2021, the Company announced the sale of 754,373 SQM-B shares at an average price of CLP 37,885 per share (or approximately US$ 54 per share) through three public auctions held on the Santiago Stock Exchange. This concluded the capital increase approved at the Extraordinary Shareholders' Meeting held on January 22, 2021, which enabled the Company to raise approximately US$ 1,100 million.

Notes to the Consolidated Interim Financial Statements
March 31, 2021

On May 19, 2021, the Board agreed to pay an interim dividend equivalent to US$ 0.23797 per share, charged to the Company's net income for 2021. Such amount will be paid in its equivalent in Chilean pesos, according to the official U.S. dollar exchange rate published in the Official Gazette on May 28, 2021. This dividend will be paid to shareholders, in person or through their duly authorized representatives, with effect from 9:00am on June 10, 2021. The shareholders who are registered in the Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

Management is not aware of any significant events that occurred between March 31, 2021 and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 1, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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